Form 10-K, Exhibit 13
period 1997-09-30
JOULE INC
filed 1997-12-29
CIK 798168

EXHIBIT-13

                                                      --------------------------
                                                      JOULE [LOGO]
                                                      --------------------------
                                                      WE KEEP AMERICA WORKING...

                                                              1997 ANNUAL REPORT

                    STAFFING SOLUTIONS

                         -------------------------------------------------------
                         COMMERCIAL

                              --------------------------------------------------
                              TECHNICAL

                                   ---------------------------------------------
                                   INDUSTRIAL

JOULE INC. AND SUBSIDIARIES

                                              ----------------------------------
                                                      COMPANY VISION
--------------------------------------------------------------------------------

JOULE is a publicly owned American Stock Exchange technical staffing services company, founded over 30 years ago, that specializes in changing the "fixed overhead" of Fortune 500 companies into "variable overhead" through outsourcing of non-core staffing needs.

     Outsourcing allows a company to turn over various support positions to specialized outside vendors so that it can concentrate on building and managing its core business. At the same time it enjoys the benefit of a more variable cost structure along with improved quality since the outsourcing vendor must be competitive as well as specialized in its field. Today's global economy demands that companies constantly strive to become more efficient and flexible in order to survive and prosper.

     JOULE accomplishes this by supplying thousands of employees each year to its customers who are billed on an hourly basis. The staffing services business markets through thirteen branches, mainly in the New Jersey area, using the trademarks "JOULE Technical Staffing Services", "JOULE Industrial Services", "JOULE Staffing Services" and "People Providers".

     As companies have re-engineered their operations, market opportunities have continued to develop for JOULE. More and more companies in an increasing number of industries are seeking the advantages of outsourced staffing, thereby improving the quality of their support services while also better controlling their costs. JOULE believes this trend toward outsourcing will continue to offer excellent growth opportunities for it in the future.


                                              ----------------------------------
                                                SELECTED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                                                 Year Ended September 30,
                                ---------------------------------------------------------
                                   1997       1996       1995       1994       1993
=========================================================================================
                                        (In thousands, except per share data)
Revenues ....................   $ 48,590   $ 48,449   $ 43,641   $ 36,216   $ 32,123
Net Income (Loss) ...........      1,066      1,026        938        710     (3,376)(1)
Net Income (Loss)Per Share...       0.29       0.28       0.26       0.20      (0.93)(1)
Total Assets ................     10,843     10,809     10,802      8,576      6,508
Long Term Debt ..............        406        431        456        424       --
Total Liabilities ...........      4,657      5,710      6,883      5,609      4,251
=========================================================================================

(1) Includes a non-recurring net charge of $3,955,000 or $1.10 per share (after a related tax benefit of $2,026,000) to eliminate the carrying value of claims with a U.S. Government Agency.

  [THE FOLLOWING TABLES WERE REPRESENTED BY BAR CHARTS IN THE PRINTED MATERIAL]

             --------------                       ----------------
                Revenues                              Income*
             --------------                       ----------------
             ($ in millions)                      ($ in thousands)
             1993      32.1                       1993        729
             1994      36.2                       1994      1,264
             1995      43.6                       1995      1,962
             1996      48.4                       1996      1,925
             1997      48.6                       1997      1,992

* Revenue less Cost of Services and S, G & A Expenses

JOULE INC. AND SUBSIDIARIES

----------------------------------
     TO OUR STOCKHOLDERS:
--------------------------------------------------------------------------------
Fiscal 1997 was a year in which we worked to further develop and strengthen Joule's competitive edge in the staffing service industry. As a result of our efforts, we achieved record revenues for the sixth consecutive year, improved our gross, operating and net margins, strengthened our management team, and expanded our customer base in both new and existing markets.

     Revenues for fiscal 1997, while a record at $48.6 million, were only modestly above the year ago figure of $48.4 million. Commercial and Technical Services continue to benefit from the increased demand for outsourcing services as well as from marketing initiatives designed to capitalize on opportunities in these areas. In fiscal 1997, Commercial Staffing's revenues jumped 23 percent to $18.5 million from $15.0 million in fiscal 1996, and Technical Staffing's revenues increased to $13.1 million from $11.6 million in fiscal 1996, an improvement of 19 percent.

     The strong performances from the Commercial and Technical Staffing groups were partially offset by lower sales of Industrial Staffing Services. The decline in Industrial Staffing revenues stemmed largely from the wind down and completion of several large contracts between the 1996 and 1997 fiscal years. With aggressive efforts underway to capture new contracts in this area, we expect to see improvement in fiscal 1998. Net income for the 1997 fiscal year rose to $1.1 million, or $0.29 per share, from $1.0 million, or $0.28 per share, for fiscal 1996. Excluding a non-recurring charge in fiscal 1993, earnings have grown every year since 1990.

     Our primary growth strategy for Commercial Staffing and Technical Staffing centers on geographic expansion. Commercial Staffing is aggressively exploiting our footholds beyond New Jersey in Pennsylvania, New York, Maryland and Delaware, and plans to open multiple offices in some of these areas to further capitalize on our recent successes in these markets. In particular, we have targeted the Philadelphia market for 1998. We are also hoping to develop the Florida market by opening several new facilities to support our existing Ft. Lauderdale, Florida office. Technical Staffing has achieved initial success in geographically expanding its client base nationwide from our centralized office. In fiscal 1997, Technical Staffing added two regional managers with significant experience at large national competitors to aid the expansion process. We also significantly increased the number of primary vendor arrangements with our Technical Staffing clients. We will look for further growth in the next couple of years by expanding our presence in the fields of science and information technology.

     In July, Joule appointed Anthony Trotter Vice President of Staffing Services. An important addition to the Company, Tony brings to Joule more than 10 years of management experience in the staffing services industry and an impressive record of growing businesses. Also in fiscal 1997, Stephen Demanovich was named Vice President of Technical Services. Since joining Joule in 1989, Steve, with more than 20 years experience in staffing services, has demonstrated leadership and vision in his various managerial capacities. Under his direction for the last three years, the Technical Services division has more than doubled its revenues.

     Tony and Steve are part of a promising senior management team I am creating to ensure Joule's long-term success and commitment to the individual shareholder and customer. While I am re-evaluating my role in operations, my goal is to build a team that offers Joule fresh perspectives and an invigorating desire to grow this Company. This team will manage the day-to-day operations of Joule and help develop and implement the short and long-term initiatives of the Company's growth strategy.

     In conclusion, I would like to thank our shareholders, employees and customers for their continued loyal support. While fiscal 1997 did not exceed our every expectation, the momentum that our Commercial Staffing and Technical Staffing groups achieved in fiscal 1997 and the opportunities that lie ahead in our industry give us a great sense of optimism and enthusiasm as Joule enters fiscal 1998.


/s/ Emanuel N. Logothetis

Emanuel N. Logothetis
Chairman and President

                                      ---

JOULE INC. AND SUBSIDIARIES


                                 JOULE SOLUTIONS
--------------------------------------------------------------------------------
          STAFFING SERVICES / ON-SITE COORDINATION / PROJECT MANAGEMENT

--------------------------------------------------------------------------------
     TECHNICAL
----------------------------------

Offers traditional staffing as well as single source management programs in three core disciplines: Engineering, Scientific and Information Technology.

Engineering         Engineers, architects, designers, CAD operators, inspectors, planners.

Scientific          Chemists, biologists, clinical researchers, lab technicians, food scientists, chemical operators, statistical programmers, clinical data coordinators.

Information         Programmers, system analysts, network engineers, PC techs,
Technology          computer operators, database administrators, database
                    analysts.

--------------------------------------------------------------------------------
     INDUSTRIAL
----------------------------------

On demand, project and work force management solutions of craft and trade skilled personnel.

Industrial          Electrician, welder, millwright, mechanical machinist,
                    mason, rigger, fitter specialist and other trade specialists.

Project Solutions   Nationwide refurbishing and refitting support of industrial facilities.

Outsourcing         Term technical maintenance support of heavy industrial or
                    manufacturing clients.


--------------------------------------------------------------------------------
     COMMERCIAL
----------------------------------

Services ranging from clerical, administrative, customer service and light industrial staffing to work force management.

Light Industrial    Assembly line/production personnel, freight forwarding
                    handlers, and production supervision.

Administrative      Office automation support, customer service personnel,
                    general clerical and incoming call support.



                                      ---

                                                                         [PHOTO]

Nation's Largest Educational Materials Provider
Joule Solution: On-Site Management Of National Customer Service Center Mahwah, New Jersey

Total service support illustrates the business solution approach Joule provides to its clients. When the nation's largest educational materials provider expanded their nationwide customer service center, Joule distinguished itself with a total business solution that addressed the critical skill needs and out of the way recruiting challenges. Today, a Joule on-site account management team orientates and coordinates a flexible workforce of up to 75 incoming call specialists. In addition, a Joule's shuttle fleet provides our employees with free transportation to this rurally located call center facility. This unique blend of on-site management, stringent employee selection and dedicated transportation led to the trust and confidence necessary to place Joule in charge of their company's flexible workforce.

================================================================================
COMMERCIAL                                                               [PHOTO]
 STAFFING
================================================================================

   [THE FOLLOWIG TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL]

                                 ---------------
                                 Revenue Growth
                                 ---------------
                                 ($ in millions)

                                 1994      10.9
                                 1995      13.6
                                 1996      15.0
                                 1997      18.5


As a long-time provider of temporary placement in Commercial Staffing, Joule's strength is finding qualified people for our clients using our network of offices. Through these offices, we readily place with our clients a wide spectrum of skilled personnel with flexible service contracts, ranging from one-day light industrial assemblers to full-time executive assistants. Because of our long-time success in this division and the continued demand for our personnel, Joule is implementing short and long-term strategic plans to geographically expand this network of offices through the opening of new service centers.



                                       ---

Global Pharmaceutical Leader
Joule Solution: On-Site Coordination of Scientific and Engineering Staff Kenilworth, New Jersey

                                                                         [PHOTO]

Technical Staffing's capabilities were recognized when a major pharmaceutical company selected Joule over other national staffing service providers to be its primary technical staffing vendor. During Fiscal 1997 this Vendor On Premise program was fully implemented and has proven to be a milestone for Joule. The overwhelming success of this program has generated significant industry recognition and has helped Joule extend our presence to other companies in the pharmaceutical and health care sectors.

================================================================================
 [PHOTO]                                                 TECHNICAL
                                                          STAFFING
================================================================================

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL]

                                -----------------
                                Technical Revenue
                                -----------------

                             engineering         53%
                             scientific          36%
                             information
                             technology          11%


Joule Technical Staffing is a regional leader in providing technical staffing solutions to clients in several core disciplines: Engineering, Scientific and Information Technology. We offer our clients a cost-effective method of meeting peak workloads by supplying highly qualified technical personnel. Our success is driven by proactive recruiting programs including state of the art resume scanning and retrieval tools coupled with comprehensive applicant screening and qualification processes. These methods ensure that our clients receive a prompt response to their requests for qualified personnel. Joule's service driven programs have led Technical Staffing to double its 1994 revenues through 1997.

                                       ---
                                        4

                                                                         [PHOTO]

Nation's Largest Steel Producer

Joule Solution: On-Site Term Agreement Maintaining Equipment and Plant Capital Resources
Fairless Hills, Pennsylvania

The nation's largest steel producer required a solution to support peak demand operations and maintenance requirements at their 12 million square foot rolled steel plant in Fairless Hills. Joule responded with an on-site managed project team of up to twenty master millwrights, mechanics, riggers and welders to support critical path operations. This dedicated team of craft technicians services the imposing primary rolled steel production line extending more than one mile in length. Joule's project team is an ongoing and integral part of this plant's strategy to maintain consistent on-line production capability. The primary Joule/client solution allows the nation's largest steel provider to maximize production capabilities by having an immediate response to both unanticipated and planned project work.

================================================================================
     INDUSTRIAL                                                    [FOUR PHOTOS]
      STAFFING
================================================================================

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL]

                               ------------------
                               Industrial Revenue
                               ------------------

                            outsourcing         43%
                            industrial          40%
                            projects            17%


With the unique application of craft and trade personnel, Joule Industrial Staffing supports industrial and manufacturing companies with supplemental staffing, project support and on-site facility management solutions. Under a flexible, or term arrangement, Joule provides skilled workers, tools and materials necessary for the installation or retrofitting of equipment, plant and facilities. To support client requirements for shutdowns (down-time), Joule augments maintenance teams with the skilled personnel and project supervision necessary to ensure an efficient and expedient turn around. Joule delivers the skills and resources to "Keep America Working".


                                       ---
                                        5

JOULE INC. AND SUBSIDIARIES

                     -----------------------------------------------------------
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Results of Operations

     The following table sets forth the percentage relationship of certain items in the Company's consolidated statements of income:

                                                                                   Year Ended September 30,
                                                                               ----------------------------------
                                                                               1997            1996         1995
=================================================================================================================
Revenues..................................................................     100.0%          100.0%      100.0%
Costs, expenses and other
  Cost of services........................................................      81.3            83.2        83.1
  Selling, general & administrative expenses..............................      14.6            12.9        12.5
  Interest expense........................................................       0.4             0.6         0.9
  Other...................................................................       --              --          0.1
Income before income tax provision........................................       3.7             3.3         3.4
Income tax provision......................................................       1.5             1.2         1.3
Net income................................................................       2.2             2.1         2.1
==================================================================================================================

     The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical personnel, and industrial (skilled craft industrial plant and facility maintenance) labor. Over 90% of revenue in each year is billed on a direct cost plus markup basis. Revenues in fiscal 1997 ($48.6 million) approximated revenues for fiscal 1996 of $48.4 million, which revenues were 11% higher than 1995 revenues of $43.6 million. Commercial revenue increased 23% to $18.5 million in 1997 from $15.0 million in 1996, following a 10% increase in 1996 over 1995 revenue of $13.6 million. Technical staffing revenue was $13.1 million in 1997, a 13% increase over 1996 revenue of $11.6 million. This followed a 32% increase over 1995 revenue of $8.8 million. While industrial revenue registered a moderate 3% increase for 1996 over 1995 sales of $21.2 million, 1997 sales declined 22% to $17.0 million, reflecting the adverse impact of the wind down and completion of certain long term contracts. The increases in revenue during these years for commercial and technical services are attributable to a larger customer base, as the demand for such outsourcing services grows, and the Company's continuing pursuit of both existing and new market niches.

     Cost of services improved to 81.3% of revenue in fiscal 1997 compared to 83.2% in 1996 and 83.1% in 1995. These expenses consist primarily of compensation to employees on assignment to clients and related costs, including social security, unemployment taxes, general liability and workers' compensation insurance, and other costs of services. Selling, general and administrative expenses amounted to $7.1 million in 1997, compared to $6.2 million in 1996 and $5.4 million in 1995. Such expenses were 14.6%, 12.9% and 12.5% of revenues in 1997, 1996 and 1995, respectively. The 1997 percentage increase in selling, general and administrative expenses principally reflects the anticipation of higher sales which have not yet fully materialized.

     Selling, general and administrative expenses include the salaries and related costs of staff employees, advertising, professional fees, depreciation, provision for the allowance for doubtful accounts and other costs related to maintaining the Company's branch offices.

     Interest expense decreased to $214,000 in 1997 from $311,000 in 1996 and from $396,000 in 1995, due principally to a reduction in average borrowings and also to lower interest rates. Effective tax rates for fiscal 1997, 1996 and 1995 were 40%, 37% and 38%. As a result of the above, net income increased to $1,066,000 or $0.29 per share in 1997 compared with net income of $1,026,000 or $0.28 per share in 1996 and $938,000 or $0.26 per share in 1995.


Liquidity and Capital Resources

     Current assets at September 30, 1997 were $7,105,000 as compared to $8,623,000 at September 30, 1996 and current liabilities were $4,251,000 compared to $5,279,000 as of September 30, 1996. During the year the Company acquired land and buildings from an affiliate, which the Company had previously leased for use in its operations, in settlement of a receivable of $1,750,000 due from the affiliate. The appraised and recorded value of the property approximated the receivable. Employees typically are paid on a weekly basis. Clients generally are billed on a weekly basis. The Company has generally utilized bank borrowings to meet its working capital needs. The Company has a $4,500,000 bank line of credit; loans thereunder are secured principally by receivables and bear interest at the bank's prime rate with a LIBOR plus two and one quarter percent option; $1,295,000 was outstanding under this line as of September 30, 1997.

     The Company believes that internally generated funds and available borrowings will provide sufficient cash flow to meet its requirements for the next 12 months.


                                       ---
                                        6

JOULE INC. AND SUBSIDIARIES

                                              ----------------------------------
                                                 CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                        September 30,
                                                                 -------------------------
                                                                     1997          1996
==========================================================================================
ASSETS
CURRENT ASSETS:
  Cash .......................................................   $   139,000   $   175,000
  Accounts receivable, less allowance for doubtful accounts of
    $200,000 and $217,000 in 1997 and 1996, respectively .....     6,820,000     8,128,000
  Prepaid expenses and other current assets ..................       146,000       320,000
------------------------------------------------------------------------------------------
      Total Current Assets ...................................     7,105,000     8,623,000
PROPERTY AND EQUIPMENT, NET ..................................     3,633,000     2,019,000
GOODWILL AND OTHER ASSETS ....................................       105,000       167,000
------------------------------------------------------------------------------------------
                                                                 $10,843,000   $10,809,000
==========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable to bank ......................................   $ 1,295,000   $ 2,343,000
  Accounts payable and accrued expenses ......................     1,472,000     1,817,000
  Accrued payroll and related taxes ..........................     1,291,000     1,094,000
  Income taxes ...............................................       168,000          --
  Current portion of long term debt ..........................        25,000        25,000
------------------------------------------------------------------------------------------
      Total Current Liabilities ..............................     4,251,000     5,279,000
LONG TERM DEBT ...............................................       406,000       431,000
      Total Liabilities ......................................     4,657,000     5,710,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
    Authorized 500,000 shares, none outstanding ..............          --            --
  Common stock, $.01 par value:
    Authorized 10,000,000 shares-issued 3,816,000
      and 3,811,000 shares in 1997 and 1996, respectively ....        38,000        38,000
  Additional paid-in capital .................................     3,658,000     3,637,000
  Retained earnings ..........................................     2,879,000     1,813,000
------------------------------------------------------------------------------------------
                                                                   6,575,000     5,488,000
LESS: Cost of 146,000 shares of common stock held in treasury        389,000       389,000
------------------------------------------------------------------------------------------
      Total Stockholders' Equity .............................     6,186,000     5,099,000
------------------------------------------------------------------------------------------
                                                                 $10,843,000   $10,809,000
==========================================================================================

See accompanying notes to consolidated financial statements.


                                       ---
                                        7

JOULE INC. AND SUBSIDIARIES

                                           -------------------------------------
                                             CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                          Years Ended September 30,
                                                               --------------------------------------------
                                                                     1997           1996            1995
===========================================================================================================
REVENUES ....................................................   $ 48,590,000   $ 48,449,000    $ 43,641,000
-----------------------------------------------------------------------------------------------------------
COSTS, EXPENSES AND OTHER:
  Cost of services ..........................................     39,485,000     40,293,000      36,245,000
  Selling, general and administrative expenses ..............      7,113,000      6,231,000       5,434,000
  Interest expense ..........................................        214,000        311,000         396,000
  Other .....................................................          2,000        (13,000)         53,000
-----------------------------------------------------------------------------------------------------------
Income before income tax provision ..........................      1,776,000      1,627,000       1,513,000
Income tax provision ........................................        710,000        601,000         575,000
-----------------------------------------------------------------------------------------------------------
Net income ..................................................   $  1,066,000   $  1,026,000    $    938,000
===========================================================================================================
Net income per common share .................................   $       0.29   $       0.28    $       0.26
===========================================================================================================
Weighted average number of shares and equivalents outstanding      3,666,000      3,651,000       3,628,000
===========================================================================================================

See accompanying notes to consolidated financial statements.

                      ----------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                    Number of                        Additional         Retained
                                                    Shares of         Common           Paid-in          Earnings        Treasury
                                                  Common Stock         Stock           Capital          (Deficit)         Stock
====================================================================================================================================
Balances, September 30, 1994 ................        3,750,000      $    38,000      $ 3,488,000      $  (151,000)      $   408,000
  Net Income ................................             --               --               --            938,000              --
  Exercise of Stock Options .................           10,000             --             14,000             --                --
-----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1995 ................        3,760,000           38,000        3,502,000          787,000           408,000
  Net Income ................................             --               --               --          1,026,000              --
  Issuance of 4,000 Treasury Shares .........            4,000             --               --               --             (19,000)
  Exercise of Stock Options .................           47,000             --            135,000             --                --
-----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996 ................        3,811,000           38,000        3,637,000        1,813,000           389,000
  Net Income ................................             --               --               --          1,066,000              --
  Exercise of Stock Options .................            5,000             --             21,000             --                --
-----------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1997 ................        3,816,000      $    38,000      $ 3,658,000      $ 2,879,000       $   389,000
===================================================================================================================================

See accompanying notes to consolidated financial statements.


                                       ---

JOULE INC. AND SUBSIDIARIES

                                           -------------------------------------
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                                 Years Ended September 30,
                                                                                    ------------------------------------------------
                                                                                          1997             1996              1995
====================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income .................................................................      $ 1,066,000       $ 1,026,000       $   938,000
  Adjustments to reconcile net income to net
    cash flows provided by (used in) operating activities:
      Depreciation and amortization ..........................................          453,000           400,000           346,000
      Loss from disposal of equipment ........................................             --                --               4,000
      Provision for losses on accounts receivable ............................           87,000           109,000           120,000
      Changes in operating assets and liabilities:
        Accounts receivable ..................................................         (231,000)          277,000        (2,341,000)
        Prepaid expenses and other assets ....................................          206,000             7,000           404,000
        Accounts payable and accrued expenses ................................         (642,000)          680,000           231,000
        Accrued payroll and related taxes ....................................          197,000            11,000           382,000
        Income taxes .........................................................          168,000           (77,000)         (138,000)
------------------------------------------------------------------------------------------------------------------------------------
            Net cash flows provided by (used in) operating activities ........        1,304,000         2,433,000           (54,000)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment .....................................         (288,000)         (695,000)         (738,000)
------------------------------------------------------------------------------------------------------------------------------------
            Net cash flows used in investing activities ......................         (288,000)         (695,000)         (738,000)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loans payable to bank ...............................       (1,048,000)       (1,762,000)          742,000
  Payment of long term debt ..................................................          (25,000)          (25,000)          (19,000)
  Additions of long term debt ................................................             --                --              76,000
  Proceeds from exercise of stock options ....................................           21,000           154,000            14,000
------------------------------------------------------------------------------------------------------------------------------------
            Net cash flows provided by (used in) financing activities ........       (1,052,000)       (1,633,000)          813,000
------------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH ...........................................................          (36,000)          105,000            21,000
CASH, BEGINNING OF PERIOD ....................................................          175,000            70,000            49,000
------------------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD ..........................................................      $   139,000       $   175,000       $    70,000
====================================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid ..............................................................      $   223,000       $   318,000       $   410,000
====================================================================================================================================
  Income taxes paid ..........................................................      $   374,000       $   763,000       $   722,000
====================================================================================================================================

NON-CASH TRANSACTIONS:
     During 1997, the Company acquired land and buildings in settlement of a $1,750,000 receivable.


See accompanying notes to consolidated financial statements.


                                       ---
                                        9

JOULE INC. AND SUBSIDIARIES

                                      ------------------------------------------
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Presentation--The consolidated financial statements include the accounts of JOULE INC. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     Use of Estimates--The preparation of accrual basis financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Property and Equipment--Property and equipment are stated at cost. Depreciation has been provided by use of various methods, primarily straight-line, at rates based upon estimated useful lives of 3 to 5 years for automotive equipment and 5 to 10 years for machinery, equipment, furniture and fixtures. Improvements to leasehold property are amortized on the straight-line method over the remaining lease term or the useful lives of related property, whichever is shorter. Buildings are depreciated over 30 years.

     Revenue Recognition--Revenue is recorded after services are rendered.

     Income Taxes--The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which utilizes the liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect.

     Net Income Per Share--Net income per share is based upon the weighted average number of shares and common stock equivalents outstanding during each year. Common stock equivalents consist of outstanding stock options using the treasury stock method, if dilutive.

     Statement of Financial Accounting Standards No. 128, "Earnings per Share", which becomes effective for the fiscal year beginning October 1, 1997, establishes new standards for computing and presenting earnings per share (EPS). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. Previously reported EPS amounts must be restated under the new standard when it becomes effective.

     For the years ended September 30, 1997, 1996 and 1995, basic EPS and diluted EPS would not have been effected.

     Goodwill--Goodwill is being amortized over a period of approximately ten years. Amortization of goodwill amounted to $24,000 in each of 1997, 1996 and 1995.

     Long-Lived Assets--The provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets", require, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any impairment currently exists related to the long-lived assets.

NOTE 2--PROPERTY AND EQUIPMENT:

     Property and equipment consists of:

                                                           September 30,
                                                     ---------------------------
                                                        1997             1996
================================================================================

Machinery and equipment ......................       $2,495,000       $2,268,000
Furniture and fixtures .......................          550,000          539,000
Automotive equipment .........................        1,062,000        1,015,000
Building and leasehold improvements ..........          292,000          287,000
Buildings ....................................        1,834,000          584,000
Land .........................................          670,000          170,000
--------------------------------------------------------------------------------
                                                      6,903,000        4,863,000
Less: Accumulated depreciation and
amortization .................................        3,270,000        2,844,000
--------------------------------------------------------------------------------

                                                     $3,633,000       $2,019,000
================================================================================


NOTE 3--LOANS PAYABLE TO BANK AND LONG TERM DEBT:

     The Company has an annual renewable line of credit of $4,500,000 with interest at its bank's prime rate with a LIBOR plus two and one-quarter percent option. At September 30, 1997, $3,205,000 of the line of credit was unused, substantially all of which was available for use. Related loans are collateralized principally by accounts receivable.

     There is a mortgage loan for $431,000 on the Company's staffing operations building. At September 30, 1997, $25,000 was due within one year and classified as a current liability. Additional principal payments approximating $25,000 per year will be made until December 1999, when there will be a balloon payment due for the balance. The interest rate is the bank's base rate plus 1 1/2%.

NOTE 4--STOCK OPTION PLAN:

     The Company's Stock Option Plan provides for the grant of non-qualified or incentive stock options covering up to an aggregate of 500,000 shares of common stock to directors, officers and other employees of the Company. The option price cannot be less than the fair market value of the stock at the time the options are granted. At September 30, 1997, there were 120,000 stock options outstanding at prices ranging from $3.50 to $4.25 of which 2,500 options are exercisable. There are also 6,500 stock options outstanding at September 30, 1997 from a previous stock option plan at prices ranging from $2.63 to $6.13. In 1997, 1996 and 1995, 5,000, 47,000 and 10,000 options were exercised, respectively. In 1997 and 1996, 110,000 and 15,000 options were granted at prices ranging from $3.50 to $4.25.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which became effective for the fiscal year beginning October 1, 1996, permits an entity to continue to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock

                                      ----
                                       10

Issued to Employees", or adopt a fair value based method of accounting for such compensation. The Company has elected to continue to account for stock-based compensation under Opinion No. 25. Accordingly, no compensation expense has been recognized in connection with options granted. Had compensation expense for options granted subsequent to October 1, 1995 under the Company's stock option plans been determined based on the fair value at the date of grant in accordance with Statement No. 123, the Company's net income and net income per share would have been as follows:

                                                   1997                   1996
================================================================================

Net income
  As reported ......................         $   1,066,000         $   1,026,000
  Pro forma ........................             1,062,000             1,023,000
Net income per share
  As reported ......................                  0.29                  0.28
  Pro forma ........................                  0.29                  0.28
================================================================================


     The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair values of options granted in fiscal 1997 and 1996 were $4.23 and $4.00, respectively, based upon the following weighted average assumptions: expected volatility (25% in 1997 and 1996), risk-free interest rate (6.50% in 1997 and 1996), expected life (3 years in 1997 and 1996), and expected dividend yield (0% in 1997 and 1996).

     Because the amounts reported above only reflect pro forma compensation expense for options granted subsequent to October 1, 1995, they are not necessarily representative of the effect on pro forma operating results determined under Statement No. 123.

NOTE 5--INCOME TAXES:

     Comparative analyses of the provision for income taxes follows:

                                                      September 30,
                                        ----------------------------------------
                                           1997           1996            1995
================================================================================
Current:
  Federal ......................        $551,000        $454,000        $446,000
  State and Local ..............         159,000         147,000         129,000
--------------------------------------------------------------------------------
                                        $710,000        $601,000        $575,000
================================================================================


     The provision for income taxes varied from the tax computed at the U.S. Federal statutory rates of 34% in fiscal 1997, 1996 and 1995 for the following reasons:

                                                        September 30,
                                             -----------------------------------
                                                 1997        1996         1995
================================================================================

U.S. Federal Tax at statutory rates ......   $ 604,000   $ 553,000    $ 514,000
State income taxes, net of
  Federal tax benefit ....................     106,000      98,000       85,000
Utilization of operating loss carryforward        --       (52,000)        --
Job Tax Credits ..........................        --          --        (16,000)
Other ....................................        --         2,000       (8,000)
--------------------------------------------------------------------------------
                                             $ 710,000   $ 601,000    $ 575,000
================================================================================


NOTE 6--COMMITMENTS AND CONTINGENCIES:

     The Company's facilities are leased under noncancellable terms expiring through 2000. Rent expense was $286,000, $273,000 and $275,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

     Aggregate rentals for the remaining lease terms at September 30, 1997 are as follows:

Year Ending September 30,
================================================================
1998.................................................  $157,000
1999.................................................   149,000
2000.................................................   123,000
----------------------------------------------------------------
                                                       $429,000
================================================================

NOTE 7--TRANSACTIONS WITH MAJOR STOCKHOLDERS AND AFFILIATES:

     The Company rented facilities from certain of its stockholders and their affiliates for approximately $199,000 for each of the three years ended September 30, 1997. At September 30, 1997 the Company had related lease commitments of $16,000, $16,000 and $1,000 for the years ending September 30, 1998, 1999 and 2000. Further, in 1997 the Company entered into a three year lease with the purchaser of property formerly owned by an affiliate. Annual rentals under this lease approximate $133,000. The Company subleases most of this space to an affiliate which reimburses the Company approximately $120,000 per year.

     The Company paid various major stockholders legal and consulting fees of $16,000, $21,000 and $16,000 for the years 1997, 1996 and 1995; accounts receivable include amounts due from a stockholder of $22,000, $67,000 and $94,000 at September 30, 1997, 1996 and 1995, respectively.

     During the year ended September 30, 1997 the Company acquired land and buildings from Kahle Engineering Corp. (Kahle), an affiliate, which the Company had previously leased for use in its operations in settlement of a receivable of $1,750,000 due from Kahle. The appraised and recorded value of the property approximated the receivable.

NOTE 8--GEOGRAPHIC INFORMATION:

     The Company is engaged in the staffing services business, providing personnel to business and industry. The Company derived 71%, 68% and 67%, of its revenues from services provided to customers in New Jersey in 1997, 1996 and 1995, respectively.


                                      ----
                                       11

--------------------------------------------------
     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------

To the Stockholders and
Board of Directors of Joule Inc.

     We have audited the accompanying consolidated balance sheets of Joule Inc. (a Delaware corporation) and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joule Inc. and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


                                        /s/ Arthur Andersen LLP

Roseland, New Jersey
November 18, 1997



----------------------------------
     STOCK MARKET INFORMATION
----------------------------------

Market for Registrant's Common Equity and
Related Stockholder Matters

     The Company's Common Stock is traded on the American Stock Exchange under the symbol JOL. The high and low sales prices for the Common Stock as reported by the American Stock Exchange were as follows:

                                                High        Low
====================================================================

Calendar 1995
  Fourth Quarter............................    4 1/2        3 1/2
--------------------------------------------------------------------

Calendar 1996
  First Quarter.............................    5 3/4        3 1/4
  Second Quarter............................    8 1/4        3 1/4
  Third Quarter.............................    6 3/4        4 1/8
  Fourth Quarter............................    5 1/4        3 5/8
--------------------------------------------------------------------

Calendar 1997
  First Quarter.............................    4 3/4        3 5/8
  Second Quarter............................    3 15/16      3 1/8
  Third Quarter.............................    5 1/4        3 7/16
  Fourth Quarter (through December 8).......    6 1/4        3 7/16
====================================================================


     As of November 28, 1997, there were approximately 600 holders of the Company's Common Stock. No cash dividends have been declared on the Common Stock.


                                      ----
                                       12

JOULE INC. AND SUBSIDIARIES

                                             -----------------------------------
                                                       CORPORATE DATA
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Richard P. Barnitt
Financial Consultant

Paul L. DeBacco
President
Michael Christopher Group, Inc.

Anthony Grillo
Senior Managing Director
The Blackstone Group, L.P.

Robert W. Howard
Chairman of the Board
Reisen Lumber Industries, Inc.

Emanuel N. Logothetis
Chairman of the Board,
President and Chief Executive Officer

Nick M. Logothetis
President
Chartwell Consulting Group

Steven Logothetis
Attorney

OFFICERS

Emanuel N. Logothetis
Chairman of the Board, President and
Chief Executive Officer

Bernard G. Clarkin
Vice President, Chief Financial Officer
and Secretary

John F. Logothetis
Vice President

Stephen Demanovich
Vice President

Anthony Trotter
Vice President



CORPORATE INFORMATION

For a copy of Form 10-K or other information about the Corporation, contact:

Investor Relations
Secretary
JOULE INC.
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444

AUDITORS

Arthur Andersen LLP
101 Eisenhower Parkway
Roseland, New Jersey 07068

TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Co.
2 Broadway
New York, NY 10275-0491

JOULE Common Stock is traded on the American
Stock Exchange under the symbol JOL.

ANNUAL MEETING

The annual meeting of JOULE Inc. will be held on Wednesday, February 4, 1998 at 10:30 a.m., at the Pines Manor, Edison, New Jersey.

JOULE INC. OFFICES

Headquarters
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444
Fax (732) 494-6346

1235 Route 1 South
Edison, New Jersey 08837
(732) 906-0906

362 Parsippany Road
Parsippany, New Jersey 07054
(973) 428-8100

1271 Paterson Plank Road
Secaucus, New Jersey 07094
(201) 348-3677

The Atrium
80 Route 4 East
1st Floor, Suite 105
Paramus, New Jersey 07652
(201) 845-0900

429 East Broad Street
Gibbstown, New Jersey 08027
(609) 423-7500
(215) 342-3300

1333 New Road
Atlantic City, New Jersey 08225
(609) 383-1433

2333 Whitehorse-Mercerville Road
Trenton, New Jersey 08619
(609) 588-5900

77 Main Street
P.O. Box 7
Fishkill, New York 12524
(914) 897-3900

2400 West Cypress Creek Road
Suite 100
Ft. Lauderdale, Florida 33309
(954) 492-1110

4300-A Ridge Road
Baltimore, Maryland 21236
(410) 284-3400

1500 N. Kings Highway
Suite 104
Cherry Hill, New Jersey 08034
(609) 216-0301

         ------------------------
               JOULE [LOGO]
         ------------------------
           1245 Route 1 South
         Edison, New Jersey 08837
               732-548-5444