Form 10-K, Exhibit 13
period 1998-09-30
JOULE INC
filed 1998-12-30
CIK 798168

-----------
                                                                        Joule
                                                                     -----------


                                                              1998 Annual Report

Selected Financial Information                       Joule Inc. and Subsidiaries


                                                     Year Ended September 30,
                                        ------------------------------------------------
                                           1998      1997      1996      1995      1994
                                        ================================================
                                              (In thousands, except per share data)
Revenues .............................   $55,301   $48,590   $48,449   $43,641   $36,216
Net Income ...........................       706     1,066     1,026       938       710
Net Income Per Share Basic and Diluted      0.19      0.29      0.28      0.26      0.20
Total Assets .........................    12,913    10,843    10,809    10,802     8,576
Long Term Debt .......................       381       406       431       456       424
Total Liabilities ....................     6,021     4,657     5,710     6,883     5,609
                                        ================================================

 [THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]

                                    Revenues
                                  (In millions)

                              Year
                              ----
                              '94          $ 36.2
                              '95          $ 43.6
                              '96          $ 48.4
                              '97          $ 48.6
                              '98          $ 55.3

To Our Stockholders:


     Fiscal 1998 was once again a year of increasing revenues for Joule Inc. We achieved sales growth for the seventh consecutive year, increasing sales by 14% and passing the $50 million milestone. In an industry where much of the revenue growth being reported is a result of consolidations and acquisitions, 100% of Joule's growth comes from internal, organic growth--real growth of Joule in its marketplace. Our organization is healthy and expanding--based on our service performance and our strong, positive reputation in an expanding marketplace.

     Revenues for fiscal 1998 reached $55.3 million, an increase of $6.7 million over fiscal 1997. All segments of our Company contributed positively to this growth. Technical Staffing generated the greatest increase in revenue, up 26% from $13.1 million in 1997 to $16.5 million in 1998. Commercial Staffing's revenues grew by almost $2 million and Industrial Services increased $1.4 million in revenue over 1997. This trend in sales growth continues into fiscal 1999.

     These increases in revenue are the direct result of our Company's program to aggressively grow in each of our product areas through a combination of staff expansion, service additions, and expansion of our geographic markets and market penetration.

     o Staff Expansion: To capitalize on the positive economic climate in 1998, all three segments of our Company increased their recruiting, sales and operations staff in order to capture and service our expanding customer requirements. As a result of the increasing productivity of new team members over time, Joule's financial results should continue to improve.

     o Additional Services: During 1998 significant steps were taken in each Product Group to expand and diversify service offerings. Industrial Services installed equipment for Original Equipment Manufacturers in 28 states in 1998 and plans to expand into more states during 1999. Technical Staffing added additional technical/scientific disciplines and client services during 1998. Most significantly, Commercial Staffing's new Shuttle Transportation Services were a major component of 1998's investment that will give Joule a major competitive advantage in providing increased temporary personnel resources to our clients. We anticipate this will accelerate this segment's revenue growth in 1999 and beyond.

     o Geographic Expansion: Joule continued to maintain its leadership in its traditional geographic market by opening 4 new Sales/Recruiting/Operations locations in fiscal 1998. Enhanced telemarketing programs expanded our client base regionally and nationally. Successes in new service programs, such as Industrial's installation support programs for Original Equipment Manufacturers, point the way toward our anticipated growth in other segments.

     These programs represent significant investments for the future success of our Company and were the major reason for the lower operating margins experienced in 1998. We are pleased to report that the impact of these investments on earnings has come to an end as we close fiscal 1998. As a result our Company will be in a stronger earnings position once again in 1999 and beyond. We also incurred the financial costs relating to a legal matter that we decided to bring to closure during the last quarter of fiscal 1998, even though we believe it was without merit. 1998's final net income of $0.19 per share was disappointing compared to $0.29 per share in 1997, but we are confident that the decisions and investments made in 1998 will prove to be the foundation for a stronger Joule in 1999.

     Perhaps the most important investment made by Joule this year was the March 1998 announcement of Jack Wellman as our new Chief Operating Officer. Jack and his Senior Management Team have brought a new level of enthusiasm and aggressive optimism to Joule. There is a new spirit and vitality in our Company, and as we enter fiscal 1999, you will hear more about the "New Joule." I have enjoyed working with Jack and his team these past eight months, and I am convinced that they will guide and direct Joule to new levels in the years ahead.

     Very truly yours,


     /s/ Emanuel N. Logothetis
     -------------------------
     Emanuel N. Logothetis
     Chairman and President

                                                                       page
                                                                       ---------
                                                                       one

                         Joule solutions
                                   staffing services
               on-site coordination
                                             project management

----------------------------------------
            Commercial

       Services ranging from
     clerical, administrative,
    customer service and light
   industrial staffing to work
         force management.


Administrative--

Office automation support, customer
service personnel, general clerical
and incoming call support.


Light Industrial--

Assembly line/production personnel,
freight forwarding handlers, and
production supervision.
----------------------------------------


----------------------------------------
              Technical

   Offers traditional staffing as
        well as single source
       management programs in
      three core disciplines:
     Engineering, Scientific and
      Information Technology.


Engineering--

Engineers, architects, designers, CAD
operators, inspectors, planners.


Scientific--

Chemists, biologists, clinical
researchers, lab technicians, food
scientists, chemical operators,
statistical programmers, clinical data
coordinators.


Information Technology--

Programmers, system analysts,
network engineers, PC techs, computer
operators, database administrators,
database analysts.
----------------------------------------


----------------------------------------
           Industrial

   On demand, project and work
   force management solutions
  of craft skilled personnel.

Industrial--

Electrician, welder, millwright,
mechanical machinist, mason,
rigger, fitter specialist and other
trade specialists.


Project Solutions--

Nationwide refurbishing and refitting
support of industrial facilities.


Outsourcing--

Term technical maintenance
support of heavy industrial or
manufacturing clients.
----------------------------------------


Company Vision

 . . . JOULE is a publicly owned American Stock Exchange technical staffing services company, founded over 30 years ago, that specializes in changing the "fixed overhead" of Fortune 500 companies into "variable overhead" through outsourcing of non-core staffing needs.

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

     JOULE accomplishes this by supplying thousands of employees each year to its customers who are billed on an hourly basis. The staffing services business markets through its branches, using the trademarks "JOULE Staffing Services," "JOULE Technical Staffing Services," and "JOULE Industrial Services."

     JOULE's specialized approach in providing staffing solutions greatly enhances its value and effectiveness in the present competitive environment.

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


     page
---------
      two

 [THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]

                                 Revenue Growth
                                  (In millions)

                               Year
                               ----
                               '94        $ 10.9
                               '95        $ 13.6
                               '96        $ 15.0
                               '97        $ 18.5
                               '98        $ 20.4


[3 PHOTOS]


[PHOTO]
"Market expansion has played an integral role in Commercial Staffing's growth. But as we grow, we remain mindful of the importance of personalized solutions for our business partners. Real growth begins with building genuine relationships of shared values, teamwork, integrity and commitment."

                                                               --Anthony Trotter
                                                                  Vice President


Commercial Staffing

     JOULE's growing network of Commercial Staffing branch offices work together to satisfy our clients' staffing needs with a wide range of skilled personnel in administrative, customer service and light industrial positions. By aligning the branch offices, each with its own recruiting strengths, JOULE is maximizing the company-wide recruitment results. This alignment strategy serves as a competitive advantage in bringing qualified personnel to our clients. To further enhance our recruiting efforts, as well as our client services, JOULE now offers transportation services to and from job sites. The division's growth continues to be based upon providing highly qualified associates and delivering the highest level of service possible to our personnel and clients.


                                                                       page
                                                                       ---------
                                                                       three

 [THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]

                                 Revenue Growth
                                 (In millions)

                                Year
                                ----
                                '94       $  6.5
                                '95       $  8.8
                                '96       $ 11.6
                                '97       $ 13.1
                                '98       $ 16.5


[4 PHOTOS]


[PHOTO]
"Technical Staffing continued to achieve record sales and earnings for the fourth consecutive year. This achievement is a testament to the entire staff's dedication and commitment to quality and customer service. Our management team continues to direct significant resources to the ongoing hiring, training and development of our recruiting and sales personnel in order to guarantee our clients a prompt staffing solution with a quality product at a competitive price."
                                                            --Stephen Demanovich
                                                                  Vice President


Joule's

               success is driven by proactive
----------------------


Technical Staffing

     JOULE Technical Staffing's reputation for high-quality staffing solutions in Engineering, Science and Information Technology continues to facilitate our expansion. This year, our key account development and niche marketing strategies led to the division's 26 percent sales growth over fiscal 1997 and sales growth over the past four years of over 150 percent. In an effort to offer our clients a total technical staffing solution, we have expanded upon our core competencies into permanent placement for scientific professionals and nationwide placement of engineering services. These two new business units are natural extensions that capitalize on the growing demand for technical professionals and are supported by our established database of qualified technical professionals and our state-of-the-art recruiting technology. Through these initiatives and our continued focus on customer service, we expect continued growth in client acceptance and revenue in the future.

     page
---------
     four

[PHOTO]


"Collectively we offer our clients more than 50 years of industrial contracting, staffing, and maintenance experience. We have worked together to build a solid reputation for fulfilling customers' requirements with skilled craftsmen in a timely, safe manner and at a competitive price. Whether the project is moving a plant to a new location, installing new equipment or maintaining a petrochemical plant, we strive for total customer satisfaction."


                              [PHOTO]                                    [PHOTO]
                    --Joseph Vendetti                               --John Porch
Director of Operations, Hudson Valley    Director of Operations, Delaware Valley


 [THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]

                                   Revenues
                                 (In millions)

                                Year
                                ----
                                '94       $ 18.8
                                '95       $ 21.2
                                '96       $ 21.9
                                '97       $ 17.0
                                '98       $ 18.4

recruiting programs
--------------------------------------------------------------------------------
          including state-of-the-art resume scanning and applicant screening and qualification.


Industrial Staffing

     JOULE Industrial Staffing is a leading regional provider of skilled craft workers and project support services necessary for the installation or retrofitting of equipment and facilities. Our services, clients and geographic reach has grown with the continued trend toward outsourcing. To ensure high-quality industrial staffing solutions for our clients, JOULE invests heavily in every facet of our business, including recruiting, training, safety, and project management. This year, we began applying our expertise to assist Original Equipment Manufacturers install their machinery in new and upgraded industrial facilities around the country. Acting as the Field Service Agent for these clients, JOULE's personnel install and maintain specialized equipment at facilities nationwide. These are just a few of the ways JOULE strives to offer our clients a breadth of solutions and the highest level of service.

                                                                       page
                                                                       ---------
                                                                       five

                                                     Joule Inc. and Subsidiaries
Management's Discussion and Analysis
of Financial Condition and Results of Operations

Results of Operations

     The following table sets forth the percentage relationship of certain items in the Company's consolidated statements of income:

                                                   Year Ended September 30,
                                             -----------------------------------
                                                1998        1997        1996
                                             ===================================

Revenues ................................      100.0%      100.0%      100.0%
Costs, expenses and other
  Cost of services ......................       81.9        81.3        83.2
  Selling, general &
    administrative expenses .............       15.0        14.6        12.9
  Provision for legal settlement
    and related costs ...................        0.6        --          --
  Interest expense ......................        0.4         0.4         0.6
Income before income tax provision ......        2.1         3.7         3.3
Income tax provision ....................        0.8         1.5         1.2
Net income ..............................        1.3         2.2         2.1
                                            ===================================

     The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft industrial plant and facility maintenance) labor. Over 90% of revenue each year is billed on a direct cost plus markup basis. Revenue increased 14% to $55.3 million in fiscal 1998 from $48.6 million in 1997. Revenue for 1996 amounted to $48.4 million. Commercial staffing revenue increased 10% to $20.4 million in 1998 from $18.5 million in 1997, following a 23% increase in 1997 over 1996 revenue of $15.0 million. Technical staffing revenue increased 26% to $16.5 million in 1998, compared to 1997 revenue of $13.1 million following a 13% increase over 1996 revenue of $11.6 million. Industrial staffing revenue in 1998 amounted to $18.4 million, an 8% increase over 1997 revenues of $17.0 million; 1997 revenue declined 22% from $21.9 million in 1996, reflecting the adverse impact of the wind down and completion of certain long term contracts.

     Cost of services were 81.9% and 81.3% of revenue in fiscal 1998 and 1997, respectively, compared to 83.2% in 1996. These expenses consist primarily of compensation to employees on assignment to clients and related costs, including social security, unemployment taxes, general liability and workers' compensation insurance, and other costs of services, including a van transportation service initiated in 1998 to transport some commercial staffing workers to job sites. Selling, general and administrative expenses amounted to $8.3 million in 1998, compared to $7.1 million in 1997 and $6.2 million in 1996. Such expenses were 15.0%, 14.6% and 12.9% of revenues in 1998, 1997 and 1996, respectively. The 1998 and 1997 increases in selling, general and administrative expenses principally reflect higher staff employee payroll related expenses reflecting the Company's investment in additional staff in order to grow the business, as well as current labor market conditions. Selling, general and administrative expenses also include advertising, professional fees, depreciation, provision for the allowance for doubtful accounts, rent, and other costs related to maintaining the Company's branch offices. The provision for legal settlement and related costs of $323,000 in 1998 relate to the Company's decision in October 1998 to settle a lawsuit. While the Company felt that the lawsuit was without merit, it settled to contain legal expenses, which began to escalate during the fourth quarter; total legal settlement and related costs provided for and incurred in the fourth quarter amounted to $285,000.

     Interest expense increased to $250,000 in 1998 after decreasing to $214,000 in 1997 from $311,000 in 1996. Effective tax rates for fiscal 1998, 1997 and 1996 were 40%, 40% and 37%. As a result of the above, net income was $706,000 or $0.19 per share basic and diluted in 1998 compared with $1,066,000 or $0.29 per share basic and diluted in 1997 and $1,026,000 or $0.28 per share basic and diluted in 1996.

Liquidity and Capital Resources

     Current assets at September 30, 1998 were $9,125,000 as compared to $7,105,000 at September 30, 1997 and current liabilities were $5,640,000 compared to $4,251,000 as of September 30, 1997. Employees typically are paid on a weekly basis. Clients generally are billed on a weekly basis. The Company has generally utilized bank borrowings to meet its working capital needs. The Company has a $4,500,000 bank line of credit; loans thereunder are secured principally by receivables with interest at LIBOR plus one and one-half percent with a prime rate, less one quarter percent option; $3,100,000 was outstanding under this line as of September 30, 1998.

     The Company believes that internally generated funds and available borrowings will provide sufficient cash flow to meet its requirements for the next 12 months.

Year 2000 Compliance

     The Company is a staffing company that provides employees to its customers. The Company utilizes computer systems to track employee availability, to generate and track sales, and for accounting purposes, including payroll and billing. All of the Company's systems and hardware were purchased in recent years. The Company has been assured by its providers that they are all Year 2000 compliant. The Company will continue to review its existing and new hardware and software for Year 2000 compliance in the coming year. The financial impact of ensuring Year 2000 compliance is not expected to be material to the Company's financial condition. However, the failure of major customers or government entities to remediate their systems on a timely basis could have a material adverse effect on the Company.

Forward-Looking Information

     Certain parts of this document include forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulation.


     page
---------
      six

Consolidated Balance Sheets                          Joule Inc. and Subsidiaries


                                                                                      September 30,
                                                                                ---------------------------
                                                                                    1998          1997
                                                                                ===========================
ASSETS
CURRENT ASSETS:
  Cash .......................................................................   $   233,000   $   139,000
  Accounts receivable, less allowance for doubtful accounts of
    $267,000 and $200,000 in 1998 and 1997, respectively .....................     8,549,000     6,820,000
  Prepaid expenses and other current assets ..................................       343,000       146,000
                                                                                ---------------------------
      Total Current Assets ...................................................     9,125,000     7,105,000
PROPERTY AND EQUIPMENT, NET ..................................................     3,707,000     3,633,000
GOODWILL AND OTHER ASSETS ....................................................        81,000       105,000
                                                                                ---------------------------
                                                                                 $12,913,000   $10,843,000
                                                                                ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable to bank ......................................................   $ 3,100,000   $ 1,295,000
  Accounts payable and accrued expenses ......................................       682,000     1,472,000
  Accrued payroll and related taxes ..........................................     1,833,000     1,291,000
  Income taxes ...............................................................            --       168,000
  Current portion of long term debt ..........................................        25,000        25,000
                                                                                ---------------------------
      Total Current Liabilities ..............................................     5,640,000     4,251,000
                                                                                ---------------------------
LONG TERM DEBT ...............................................................       381,000       406,000
                                                                                ---------------------------
      Total Liabilities ......................................................     6,021,000     4,657,000
                                                                                ---------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
    Authorized 500,000 shares, none outstanding ..............................            --            --
  Common stock, $.01 par value:
    Authorized 10,000,000 shares--issued 3,816,000 shares in 1998 and 1997 ...        38,000        38,000
  Additional paid-in capital .................................................     3,658,000     3,658,000
  Retained earnings ..........................................................     3,585,000     2,879,000
                                                                                ---------------------------
                                                                                   7,281,000     6,575,000
LESS: Cost of 146,000 shares of common stock held in treasury in 1998 and 1997       389,000       389,000
                                                                                ---------------------------
      Total Stockholders' Equity .............................................     6,892,000     6,186,000
                                                                                ---------------------------
                                                                                 $12,913,000   $10,843,000
                                                                                ===========================

See accompanying notes to consolidated financial statements.

                                                                      page
                                                                      ----------
                                                                      seven

Consolidated Statements of Income                    Joule Inc. and Subsidiaries

                                                                            Years Ended September 30,
                                                                   --------------------------------------------
                                                                        1998           1997           1996
                                                                   ============================================
REVENUES ........................................................   $ 55,301,000   $ 48,590,000   $ 48,449,000
                                                                   --------------------------------------------
COSTS, EXPENSES, AND OTHER:
  Cost of services ..............................................     45,273,000     39,485,000     40,293,000
  Selling, general and administrative expenses ..................      8,262,000      7,113,000      6,231,000
  Provision for legal settlement and related costs ..............        323,000             --             --
  Interest expense ..............................................        250,000        214,000        311,000
  Other .........................................................         17,000          2,000        (13,000)
                                                                   --------------------------------------------
Income before income tax provision ..............................      1,176,000      1,776,000      1,627,000
Income tax provision ............................................        470,000        710,000        601,000
                                                                   --------------------------------------------
Net income ......................................................   $    706,000   $  1,066,000   $  1,026,000
                                                                   ============================================
Basic and diluted earnings per share ............................   $       0.19   $       0.29   $       0.28
                                                                   ============================================
Average common shares outstanding--basic ........................      3,670,000      3,664,000      3,648,000
Average common shares and common equivalents outstanding--diluted      3,672,000      3,666,000      3,651,000
                                                                   ============================================


See accompanying notes to consolidated financial statements.

Consolidated Statements of
Changes in Stockholders' Equity

                                                           Shares of                Additional
                                                            Common        Common      Paid-in       Retained       Treasury
                                                             Stock        Stock       Capital       Earnings         Stock
                                                        ======================================================================
Balances, September 30, 1995.........................      3,760,000     $38,000     $3,502,000    $  787,000     $(408,000)
  Net Income.........................................             --          --             --     1,026,000            --
  Issuance of 4,000 Treasury Shares..................          4,000          --             --            --        19,000
  Exercise of Stock Options..........................         47,000          --        135,000            --            --
                                                        ----------------------------------------------------------------------
Balances, September 30, 1996.........................      3,811,000      38,000      3,637,000     1,813,000      (389,000)
  Net Income.........................................             --          --             --     1,066,000            --
  Exercise of Stock Options..........................          5,000          --         21,000            --            --
                                                        ----------------------------------------------------------------------
Balances, September 30, 1997.........................      3,816,000      38,000      3,658,000     2,879,000      (389,000)
  Net Income.........................................             --          --             --       706,000            --
                                                        ----------------------------------------------------------------------
Balances, September 30, 1998.........................      3,816,000     $38,000     $3,658,000    $3,585,000     $(389,000)
                                                        ======================================================================


See accompanying notes to consolidated financial statements.

     page
---------
    eight

Consolidated Statements of Cash Flows                Joule Inc. and Subsidiaries

                                                                              Years Ended September 30,
                                                                     --------------------------------------------
                                                                          1998           1997          1996
                                                                     ============================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ......................................................   $   706,000    $ 1,066,000    $ 1,026,000
  Adjustments to reconcile net income to net
    cash flows provided by (used in) operating activities:
      Depreciation and amortization ...............................       558,000        453,000        400,000
      Provision for losses on accounts receivable .................        93,000         87,000        109,000
      Changes in operating assets and liabilities:
        Accounts receivable .......................................    (1,822,000)      (231,000)       277,000
        Prepaid expenses and other assets .........................      (203,000)       206,000          7,000
        Accounts payable and accrued expenses .....................      (790,000)      (642,000)       680,000
        Accrued payroll and related taxes .........................       542,000        197,000         11,000
        Income taxes ..............................................      (168,000)       168,000        (77,000)
                                                                     --------------------------------------------
          Net cash flows provided by (used in) operating activities    (1,084,000)     1,304,000      2,433,000
                                                                     --------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment ..........................      (602,000)      (288,000)      (695,000)
                                                                     --------------------------------------------
          Net cash flows used in investing activities .............      (602,000)      (288,000)      (695,000)
                                                                     --------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loans payable to bank ....................     1,805,000     (1,048,000)    (1,762,000)
  Payment of long term debt .......................................       (25,000)       (25,000)       (25,000)
  Proceeds from exercise of stock options .........................            --         21,000        154,000
                                                                     --------------------------------------------
          Net cash flows provided by (used in) financing activities     1,780,000     (1,052,000)    (1,633,000)
                                                                     --------------------------------------------
NET CHANGE IN CASH ................................................        94,000        (36,000)       105,000
CASH, BEGINNING OF PERIOD .........................................       139,000        175,000         70,000
                                                                     --------------------------------------------
CASH, END OF PERIOD ...............................................   $   233,000    $   139,000    $   175,000
                                                                     ============================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid ...................................................   $   244,000    $   223,000    $   318,000
                                                                     ============================================
  Income taxes paid ...............................................   $   714,000    $   374,000    $   763,000
                                                                     ============================================

NON-CASH TRANSACTIONS:
  During fiscal 1997, the Company acquired land and buildings in settlement of a $1,750,000 receivable.


See accompanying notes to consolidated financial statements.


                                                                       page
                                                                       ---------
                                                                       nine

Notes to Consolidated Financial Statements           Joule Inc. and Subsidiaries


Note 1--Summary of Significant Accounting Policies:

     Basis of Presentation--The consolidated financial statements include the accounts of JOULE INC. and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

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

     Property and Equipment--Property and equipment are stated at cost. Depreciation has been provided primarily by the straight-line method, at rates based upon estimated useful lives of 3 to 5 years for automotive equipment and 5 to 10 years for machinery, equipment, furniture and fixtures. Improvements to leasehold property are amortized utilizing the straight-line method over the remaining lease term or the useful lives of related property, whichever is shorter. Buildings are depreciated over 30 years.

     Revenue Recognition--Revenue is recorded as services are rendered.

     Income Taxes--The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which utilizes the liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect.

     Earnings Per Share--Statement of Financial Accounting Standards No. 128, "Earnings per Share," which became effective for fiscal 1998, establishes new standards for computing and presenting earnings per share (EPS). The new standard requires the presentation of basic EPS and diluted EPS and the restatement of previously reported EPS amounts. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Income available to common shareholders used in determining basic and diluted EPS was $706,000 in 1998, $1,066,000 in 1997 and $1,026,000 in 1996. The weighted average number of shares of common stock used in determining basic EPS was 3,670,000 in 1998, 3,664,000 in 1997 and 3,648,000 in 1996. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding plus additional common shares that could be issued in connection with potentially dilutive securities. Income available to common shareholders used in determining diluted EPS was $706,000 in 1998, $1,066,000 in 1997 and $1,026,000 in 1996. The weighted average number of shares of common stock used in determining diluted EPS was 3,672,000 in 1998, 3,666,000 in 1997 and 3,651,000 in 1996 and reflects additional shares in connection with stock option plans (2,000 shares in 1998, 2,000 shares in 1997 and 3,000 shares in 1996). During 1998, 1997 and 1996, 152,000, 27,000, and 9,000 shares have been excluded from the above calculations because they were antidilutive.

     Goodwill--Goodwill is being amortized over a period of approximately ten years. Amortization of goodwill amounted to $24,000 in 1998, 1997 and 1996, respectively.

     Long-Lived Assets--The provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" (SFAS
121) require, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any such changes have occurred.


Note 2--Property and Equipment:

     Property and equipment consists of:

                                                            September 30,
                                                    ----------------------------
                                                       1998             1997
                                                    ============================

Machinery and equipment ......................       $2,740,000       $2,494,000
Furniture and fixtures .......................          565,000          550,000
Automotive equipment .........................        1,316,000        1,062,000
Building and leasehold improvements ..........          361,000          292,000
Buildings ....................................        1,834,000        1,834,000
Land .........................................          671,000          671,000
                                                    ----------------------------
                                                      7,487,000        6,903,000
Less: Accumulated depreciation
  and amortization ...........................        3,780,000        3,270,000
                                                    ----------------------------
                                                     $3,707,000       $3,633,000
                                                    ============================


Note 3--Loans Payable to Bank and Long Term Debt:

     The Company has an annual renewable line of credit of $4,500,000 that bears interest at LIBOR plus one and one-half percent, with a prime rate less one-quarter percent option. The average interest rate at September 30, 1998 was 7.16%. At September 30, 1998, $1,400,000 of the line of credit was unused, all of which was available for use. Related borrowings are collateralized principally by accounts receivable.

     There is a mortgage loan for $406,000 on the Company's staffing operations building. At September 30, 1998, $25,000 was due within one year and classified as a current liability. Principal payments approximating $25,000 per year will be made until December 1999, when there will be a balloon payment due for the balance. The interest rate is the bank's prime rate plus 1 1/2%.


Note 4--Stock Option Plans:

     The Company's 1991 Stock Option Plan provides for the grant of non-qualified or incentive stock options covering up to an aggregate of 500,000 shares of common stock to directors, officers, and other employees of the Company. The option price cannot be less than the fair market value of the stock at the time the options are granted. At September 30, 1998, there were 215,000 stock options outstanding at prices ranging from $3.50 to $5.38 of which 15,000 options are exercisable. There were also 4,000 stock options outstanding at September 30, 1998 from a previous stock option plan at a price of $2.63. In 1997 and 1996, 5,000 and 47,000 options were exercised, respectively and, in 1998, 15,000 options were cancelled. In 1998 and 1997, 110,000 options were granted in each year at prices ranging from $4.00 to $5.38.


     page
---------
      ten

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," became effective for the fiscal year beginning October 1, 1996, and permits an entity to continue to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," or adopt a fair value based method of accounting for such compensation. The Company has elected to continue to account for stock-based compensation under Opinion No. 25. Accordingly, no compensation expense has been recognized in connection with options granted. Had compensation expense for options granted subsequent to October 1, 1995 under the Company's stock option plans been determined based on the fair value at the date of grant in accordance with Statement No. 123, the Company's net income and net income per share would have been as follows:

                                    1998             1997             1996
                                 =============================================
Net income
    As reported................   $706,000        $1,066,000       $1,026,000
    Pro forma..................    671,000         1,062,000        1,023,000
Net income per share,
  basic and diluted
    As reported................       0.19              0.29             0.28
    Pro forma..................       0.18              0.29             0.28
                                 =============================================

     The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair values of options granted in fiscal 1998, 1997 and 1996 were $5.25, $4.23 and $4.00, respectively, based upon the following weighted average assumptions: expected volatility (50% in 1998, and 25% in 1997 and 1996), risk-free interest rate (7.5% in 1998, and 6.5% in 1997 and 1996), expected life (3 years in 1998, 1997 and 1996), and expected dividend yield (0% in 1998, 1997 and 1996).


Note 5--Income Taxes:

     Comparative analyses of the provision for income taxes follows:

                                                 September 30,
                                 ---------------------------------------------
                                    1998              1997             1996
                                 =============================================
Current:
  Federal......................   $364,000          $551,000         $454,000
  State and Local..............    106,000           159,000          147,000
                                 ---------------------------------------------
                                  $470,000          $710,000         $601,000
                                 =============================================

     The provision for income taxes varied from the tax computed at the U.S. Federal statutory rates of 34% in fiscal 1998, 1997 and 1996 for the following reasons:

                                                 September 30,
                                 ---------------------------------------------
                                    1998              1997             1996
                                 =============================================
U.S. Federal Tax at
  statutory rates.......          $400,000          $604,000         $553,000
State income taxes, net of
  Federal tax benefit...            70,000           106,000           98,000
Utilization of operating loss
  carryforward..........                --                --          (52,000)
Other...................                --                --            2,000
                                 ---------------------------------------------
                                  $470,000          $710,000         $601,000
                                 =============================================


Note 6--Commitments and Contingencies:

     The Company's facilities are leased under noncancellable terms expiring through 2001. Rent expense was $181,000, $286,000, and $273,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

     Aggregate rentals for the remaining lease terms at September 30, 1998 are as follows:

Year Ending September 30,
--------------------------------------------------------------------------------
1999 ................................................................    130,000
2000 ................................................................    104,000
2001 ................................................................     57,000
                                                                       ---------
                                                                        $291,000
                                                                       =========

     The provision for legal settlement and related costs of $323,000 in 1998 relate to the Company's decision in October 1998 to settle a lawsuit. While the Company felt that the case was without merit, it settled to contain legal expenses, which began to escalate during the fourth quarter; total related litigation costs provided for and incurred in the fourth quarter amounted to $285,000,


Note 7--Transactions with Major Stockholders and Affiliates:

     The Company rented facilities from certain of its stockholders and their affiliates for approximately $50,000, $199,000 and $199,000 for each of the years ended September 30, 1998, 1997 and 1996. At September 30, 1998 the Company had related lease commitments of $16,000 and $1,000 for the years ending September 30, 1999 and 2000. Further, in 1997 the Company entered into a three year lease with the purchaser of property formerly owned by an affiliate. Annual rentals under this lease approximate $133,000. The Company subleases most of this space to the affiliate which reimbursed the Company approximately $118,000.

     The Company paid certain major stockholders Board of Director's fees of $15,000, $16,000 and $21,000 for the years 1998, 1997 and 1996; accounts receivable include amounts due from a major stockholder of $33,000, $22,000 and $67,000 at September 30, 1998, 1997 and 1996, respectively.

     During the year ended September 30, 1997 the Company acquired land and building from Kahle Engineering Corp. (Kahle), an affiliate, which the Company had previously leased for use in its operations, in settlement of a receivable of $1,750,000 due from Kahle. The appraised value of the property approximated the receivable.


Note 8--Geographic Information:

     The Company is engaged in the staffing services business, providing personnel to business and industry. The Company derived 70%, 71% and 68%, of its revenues from services provided to customers in New Jersey in 1998, 1997 and 1996, respectively.


                                                                       page
                                                                       ---------
                                                                       eleven

Report of Independent Accountants


To the Stockholders and
Board of Directors of Joule Inc.

     We have audited the accompanying consolidated balance sheets of Joule Inc. (a Delaware corporation) and subsidiaries as of September 30, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joule Inc. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP
Roseland, New Jersey
November 19, 1998



Stock Market Information                             Joule Inc. and Subsidiaries

Market for Registrant's Common Equity
and Related Stockholder Matters

     The Company's Common Stock is traded on the American Stock Exchange under the symbol JOL. The high and low sales prices for the Common Stock as reported by the American Stock Exchange were as follows:

                                                         High             Low
                                                      ==========================
Calendar 1996
  Fourth Quarter.................................       5 1/4            3 5/8
                                                      --------------------------
Calendar 1997
  First Quarter..................................       4 3/4            3 5/8
  Second Quarter.................................       3 15/16          3 1/8
  Third Quarter..................................       5 1/4            3 7/16
  Fourth Quarter.................................       6 1/4            4 1/2
                                                      --------------------------
Calendar 1998
  First Quarter..................................       5 3/4            4 1/2
  Second Quarter.................................       5 1/2            3 1/2
  Third Quarter..................................       4 1/8            2 7/8
  Fourth Quarter (through December 2)............       3 3/8            2 5/8
                                                      ==========================

     As of December 7, 1998, there were approximately 600 holders of the Company's Common Stock. No cash dividends have been declared on the Common Stock.


     page
---------
   twelve

Corporate Data                                       Joule Inc. and Subsidiaries


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

John G. Wellman, Jr.
Executive Vice President and
Chief Operating Officer

Bernard G. Clarkin
Vice President, Chief Financial Officer
and Secretary

John F. Logothetis
Vice President

Stephen Demanovich
Vice President

Anthony W. Trotter
Vice President

Corporate Information

For a copy of Form 10-K or other information about the Corporation, contact:

Investor Relations
Secretary
JOULE INC.
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444

E-Mail Address: JOL@Jouleinc.com
              or
Visit our web site at www.Jouleinc.com.


Auditors

Arthur Andersen LLP
101 Eisenhower Parkway
Roseland, New Jersey 07068

Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
2 Broadway
New York, New York 10275-0491

JOULE Common Stock is traded on the
American Stock Exchange under the
symbol JOL.


Annual Meeting

The annual meeting of JOULE Inc. will
be held on Wednesday, February 3, 1999
at 10:30 a.m., at the Pines Manor,
Edison, New Jersey.


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

1333 New Road
Northfield, New Jersey 08225
(609) 383-1433

2333 Whitehorse-Mercerville Road
Trenton, New Jersey 08619
(609) 588-5900

77 Main Street
P.O. Box 7
Fishkill, New York 12524
(914) 897-3900

2400 West Cypress Creek Road
Suite 100
Ft. Lauderdale, Florida 33309
(954) 492-1110

4300-A Ridge Road
Baltimore, Maryland 21236
(410) 284-3400

1722 Route 70 East
Cherry Hill, New Jersey 08003
(609) 489-3002

411 38th Street
Union City, New Jersey 07087
(201) 330-0333

359 Passaic Street
Passaic, New Jersey 07055
(973) 458-1771

47 Commercial Avenue--Unit #3
New Brunswick, New Jersey 08901
(732) 846-4810

3214 River Road
Camden, New Jersey 08105
(609) 614-0199

Box 216, Route 1
2205 15th Street
Lawrenceville, Illinois 62439
(618) 943-7344


Designed by Curran & Connors, Inc.

-----------
   Joule
-----------




1245 Route 1 South
Edison, New Jersey 08837
732-548-5444