Form 10-K, Exhibit 13
period 1999-09-30
JOULE INC
filed 1999-12-29
CIK 798168

One Company-Three Specialties
                     Annual Report 1999



                                                                     [LOGO]JOULE
selected financial information

                                                    Years Ended September 30,
                                         -----------------------------------------------
                                          1999      1998      1997      1996       1995
                                         ===============================================
                                               (In thousands, except per share data)
Revenues .............................   $68,153   $55,301   $48,590   $48,449   $43,641
Net Income ...........................       720       706     1,066     1,026       938
Net Income Per Share Basic and Diluted      0.20      0.19      0.29      0.28      0.26
Total Assets .........................    18,376    12,913    10,843    10,809    10,802
Long-Term Debt .......................        --       381       406       431       456
                                         ===============================================

--------------------------------------------------------------------------------
Specialties    Commercial

Services ranging from professional, administrative, clerical, customer service and light industrial staffing to work force management solutions.

Professional   Accounting, financial, human resources and sales staff.

Administrative Office automation support, customer service personnel, general clerical and incoming call support.

Light
Industrial     Assembly line/production personnel, freight forwarding handlers, equipment operators, and production supervision.

--------------------------------------------------------------------------------
Technical

Offers traditional staffing as well as single source management programs in three core disciplines: Engineering, Scientific and Information Technology.

Engineering    Engineers, architects, designers, CAD operators, inspectors, planners.

Scientific     Chemists, biologists, clinical research associates, lab
               technicians, food scientists, chemical operators, statistical programmers, clinical data coordinators.

Information
Technology     Programmers, system analysts, network engineers, PC techs, computer operators, database administrators, database analysts.

--------------------------------------------------------------------------------
Industrial

On demand, project and work force management solutions of craft skilled personnel.

Industrial     Electrician, welder, millwright, mechanical machinist, mason, rigger, fitter specialist and other trade specialists.

Project
Solutions      Nationwide refurbishing and refitting support of industrial facilities.

Outsourcing    Multi-year technical maintenance support contracts for
               industrial or manufacturing clients.



Revenue
(In Millions of $)

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1995                                    $43.6
               1996                                     48.5
               1997                                     48.6
               1998                                     55.3
               1999                                     68.7

1999 significant
          accomplishments

Growth and Expansion--Strategic Advances AND Continuous Improvements

o Joule's Technical Staffing now has branch locations in the Southeastern and South Central United States due to Joule's successful Strategic Acquisition of Ideal Technical Services in May 1999.

o Ideal Technical added over $3 million in revenue to Joule's results in 1999.

o Joule's revenues, without Ideal's revenue, rose over 17%, from $55.3 million to $64.8 million--ALL Joule Business Segments generated increased revenues in 1999!

o The quality of Joule's revenue improved. Gross Margin increased from 18.1% of sales in 1998 to 18.5% of sales in 1999.

o Joule's Commercial Staffing enhanced by inaugurating Joule PROfessional as a further extension to its service offerings--providing financial, human resources and sales professionals to our clients.

o Added 5 new branch locations to Joule's organization in 1999--30% growth in market penetration.

o Joule's Industrial Staffing supported clients in 39 states, Canada and Puerto Rico in 1999.

--------------------------------------------------------------------------------

Vision Statement

 ...Joule is a publicly owned American Stock Exchange staffing services company, founded over 30 years ago, that specializes in changing the "fixed overhead" of Fortune 500 companies into "variable overhead" through outsourcing of non-core staffing needs.

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

     Joule accomplishes this by supplying thousands of employees each year to its customers who are billed on an hourly basis. The staffing services business markets through its branches, using the trademarks "Joule Staffing Services," "Joule PROfessional," "Joule Technical Staffing Services," "Ideal Technical Services" and "Joule Industrial Services."

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

--------------------------------------------------------------------------------

             Geographic Growth--States with Joule Branch Locations

  at the beginning of Fiscal 1997                      by the end of Fiscal 1999

               [MAP]                                             [MAP]

Dear
 Shareholders:

     1999 was a Milestone Year for Joule Inc. We reached record levels in sales for the eighth consecutive year, increasing sales to over $68 million. We expanded our branch organization both in New Jersey and in neighboring states. We completed our first strategic acquisition, establishing Joule's presence in Southeastern and South Central United States. We added new service offerings that are focused on even higher levels of client value and profitability in each of our business segments.

Continued Strong Performance

For the eighth consecutive year the Company increased its revenues. Sales for Fiscal 1999 were $68.2 million compared to 1998's $55.3 million, an increase of $12.9 million, or 23.2%. This is exceptional when compared to only 5.2% revenue growth rate for the Temporary Personnel Industry nationally, comparing 1999 to 1998, according to the American Staffing Association.

Joule's Gross Margin improved from 18.1% in 1998 to 18.5% in 1999, directly resulting from the Company's efforts to increase its margins in direct relationship to the higher levels of service being offered to our clients.

Lastly, despite the requirement to recognize the special reserve of $500,000 related to the bankruptcy of a customer, Joule increased its earnings per share from 19 cents in 1998 to 20 cents in 1999.

Successful Service Expansions

In 1999 Joule succeeded in achieving our primary business objective: Positive Expansion of our Business. All business segments grew in terms of revenue, geographic markets and service offerings to our clients.

May 1999's strategic acquisition of Ideal Technical Services significantly increased Joule's Technical Staffing Business Segment with a strong team of professional sales and technical recruiters and a dynamic new geographic marketplace for Joule.

Joule's Industrial Business Segment continued to increase revenues and expand its client relationships on a nationwide basis, providing services in 39 states, Canada and Puerto Rico during 1999.

Joule's Commercial Staffing Business Segment added new offices in New Jersey as well as entering Maryland and Delaware in 1999. Furthermore, Commercial Staffing established a new service program--Joule PROfessional--specializing in supplying financial, sales and human resources staff to our New Jersey clients from its Edison, New Jersey location.


[PHOTO]
Joule's Senior Management Team

Left to Right--Front Row: Bernard G. Clarkin, E.N. Logothetis, John G. Wellman, Jr.

Left to Right--Back Row: Joseph E. Vendetti, Anthony W. Trotter, Stephen Demanovich, John F. Logothetis, John Porch



Joule's Senior Management Team

Joule's Senior Management Team is committed to establish a strong organizational foundation. Joule's expansions have created opportunities to invest in managers and staff members at all levels of our organization who are dedicated to service and success. Our Senior Management's experience and skills are providing positive and dynamic leadership to support our strategy of operating independently three separate business concentrations under the Joule name, allowing each segment the freedom to specialize and excel.

Looking Ahead

Joule's Management Team is dedicated to building a vibrant, exciting Company that is successfully addressing the challenges of the marketplace. As we begin 2000, Joule's financial condition is exceptionally strong. We are focused on being the BEST in each of our three specialties. Because of our Fiscal 1999, Joule is entering the new century with confidence and optimism.


/s/ Emanuel N. Logothetis                  /s/ John G. Wellman, Jr.
Emanuel N. Logothetis                      John G. Wellman, Jr.
Chairman and Chief Executive Officer       President and Chief Operating Officer

A Joule Specialty
                    commercial
                    staffing

     Joule's Commercial Staffing continues to meet our client's growing staffing needs by expanding our network of branch locations, markets and services. In 1999 we added Wilmington, Delaware and Baltimore, Maryland as new markets and opened several additional branch locations in New Jersey. With the establishment of Joule PROfessional in 1999 Joule now offers financial, human resources and sales staffing solutions to our clients from our Edison, New Jersey location. Entering 2000 Joule can serve the entire spectrum of clerical, light industrial and corporate support staff requirements. As the economy continues to strengthen, our professional recruiting and client support programs, with innovative services such as Joule's transportation services, make Joule THE solution to our clients' temporary staffing requirements.

Revenue
(In Millions of $)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1995                                    $13.6
               1996                                     15.0
               1997                                     18.5
               1998                                     20.4
               1999                                     26.1

--------------------------------------------------------------------------------

SITUATION: SIGNIFICANT NEW BUSINESS INVESTMENT HAS TAKEN PLACE IN NEW JERSEY'S RURAL AREA, ALONG ITS INTERSTATE HIGHWAYS, DISTANT FROM NEW JERSEY'S POPULATED URBAN AREAS.

[PHOTO]

          JOULE'S RESPONSE: COMMERCIAL STAFFING OPERATES THE INDUSTRY'S LARGEST FLEET IN NEW JERSEY OF STATE-LICENSED 15-PASSENGER VANS TO TRANSPORT STAFF FROM ITS URBAN RECRUITING OFFICES TO ITS CLIENTS.

          Quality, Reliable Staff for Critical Needs!

A Joule Specialty
                    technical
                    staffing

     Joule's Technical Staffing achieved record sales and earnings for the fifth consecutive year. During the 1999 period, we continued to build upon our reputation for offering our clients high-quality staffing solutions for technical personnel in the Engineering, Science and Information Technology disciplines. Our strategy of "partnering" with our clients coupled with very specific candidate recruitment and selection strategies contributed greatly to our positive results. We continue to invest in technology to enhance staff productivity and we utilize internet recruitment and marketing initiatives to better serve our clients and facilitate our expansion into new niche markets. One major highlight of 1999 was the acquisition of Ideal Technical Services. This significant addition immediately expanded our Engineering presence in the Southeastern and South Central U.S. and provides us with a solid platform for continued national expansion. We fully expect that the addition of Ideal Technical Services and our continued dedication to quality and customer service will provide an exceptional foundation for sales and organizational growth in the future.

Revenue
(In Millions of $)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1995                                    $ 8.8
               1996                                     11.6
               1997                                     13.1
               1998                                     16.5
               1999                                     20.2

--------------------------------------------------------------------------------

SITUATION: JOULE HAD DEVELOPED A STRONG PRESENCE IN SCIENTIFIC STAFFING WITH NEW JERSEY'S POSITION AS THE GLOBAL LEADER OF THE PHARMACEUTICAL INDUSTRY, BUT NEEDED A STRONGER POSITION IN ENGINEERING STAFFING ON A NATIONAL SCALE.

[PHOTO]

          JOULE'S RESPONSE: JOULE ACQUIRED THE OPERATIONS OF IDEAL TECHNICAL SERVICES IN 1999 (JOULE'S FIRST MAJOR ACQUISITION), AN ESTABLISHED ENGINEERING STAFFING FIRM ON THE GULF COAST AND SOUTHEASTERN UNITED STATES.

A Joule Specialty
                     industrial
                     staffing

     Joule's Industrial Staffing is a leading regional and national provider of skilled craft workers and project support services necessary for the installation or retrofitting of equipment and facilities. Clients are searching for quality, skilled craftworkers, on-site leadership and logistical support from one source, and Joule is recognized as their preferred solution. To provide high-quality solutions to our clients, Joule invests heavily in every facet of our business, including safety, training, recruiting and project management and support. In 1999 Industrial Staffing added a national recruiting program which expanded significantly Joule's available skilled craft labor resources, mobilizing personnel from all over the country for client projects. Client satisfaction with Joule has been so positive, that many have outsourced their facilities management requirements to Joule on annual and multi-year relationships. We continue to offer our clients an expanding range of solutions, delivered with attention to quality and service.

Revenue
(In Millions of $)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1995                                    $21.2
               1996                                     21.9
               1997                                     17.0
               1998                                     18.4
               1999                                     21.8

--------------------------------------------------------------------------------

SITUATION: A JOULE CLIENT IN NEW JERSEY IS RELOCATING TO A MAJOR METROPOLITAN AREA IN THE SOUTH DURING 1999, AND THEY REQUIRE A QUALIFIED FACILITIES CONTRACTOR TO SUPPORT AND MANAGE THEIR NEW 1 MILLION SQUARE FOOT PLANT.

[PHOTO]

          JOULE'S RESPONSE: INDUSTRIAL STAFFING PROVIDED STAFF, MANAGEMENT AND LOGISTICAL SUPPORT TO ENSURE A POSITIVE RELOCATION OF THE OLD FACILITY, START-UP OF THE NEW FACILITY AND ONGOING FACILITIES MANAGEMENT OF THE NEW PLANT AFTERWARDS. THE NEW FACILITY WAS IN FULL PRODUCTION AND FULLY SUPPORTED WITHIN THE ONE MONTH SCHEDULED START-UP. JOULE PROVIDED A SUCCESSFUL SOLUTION TO ITS CLIENT ON A NATIONAL SCALE.

                                                     Joule Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

     The following table sets forth the percentage relationship of certain items in the Company's consolidated statements of income:

                                                     Year Ended September 30,
                                                  ------------------------------
                                                   1999       1998         1997
                                                  ==============================
Revenues ...................................      100.0%      100.0%      100.0%
Costs, expenses and other
  Cost of services .........................       81.5        81.9        81.3
  Selling, general and
      administrative expenses ..............       16.3        15.6        14.6
  Interest expense .........................        0.5         0.4         0.4
Income before income tax provision .........        1.7         2.1         3.7
Income tax provision .......................        0.6         0.8         1.5
Net income .................................        1.1         1.3         2.2


     The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft industrial plant and facility maintenance) labor. Approximately 95% of revenue is billed on a direct cost plus markup basis. Revenue increased 23% to $68.2 million in fiscal 1999 from $55.3 million in 1998. This followed a 14% increase in revenue in 1998 from a 1997 level of $48.6 million. Commercial staffing revenue increased 28% to $26.1 million in 1999 from $20.4 million in 1998, following a 10% increase in 1998 over 1997 revenue of $18.5 million. Technical staffing revenue, including $3.4 million related to the acquisition of Ideal Technical Services (Ideal), increased 22% to $20.2 million in 1999, compared to 1998 revenue of $16.5 million. Revenue increased 26% during 1998 over 1997 revenue of $13.1 million. Industrial staffing revenue in 1999 amounted to $21.8 million, an 18% increase over 1998 revenue of $18.4 million, which 1998 revenue reflected an 8% increase over 1997 revenue of $17.0 million.

     Cost of services were 81.5%, 81.9% and 81.3% of revenue in fiscal 1999, 1998 and 1997, respectively. These expenses consist primarily of compensation to employees on assignment to clients and related costs, including social security, unemployment taxes, general liability and workers' compensation insurance, and other costs of services, including a van transportation service which transports some commercial staffing workers to job sites. Selling, general and administrative expenses amounted to $11.1 million in 1999, compared to $8.6 million in 1998 and $7.1 million in 1997. Such expenses were 16.3%, 15.6% and 14.6% of revenues in 1999, 1998 and 1997, respectively. The 1999 and 1998 increases in selling, general and administrative expenses principally reflect higher staff employee payroll related expenses reflecting the Company's investment in new staff in order to grow the business, and in 1999, includes a special one-time pre-tax charge of $500,000 taken to establish a reserve related to the fourth quarter bankruptcy of a Commercial Staffing customer. Selling, general and administrative expenses also include advertising, professional fees, depreciation and amortization, provision for the allowance for doubtful accounts, rent, and other costs related to maintaining the Company's branch offices. Selling, general and administrative expenses included a provision for a legal settlement and related costs amounting to $323,000 in 1998 related to the Company's decision to settle a lawsuit. While the Company felt that the lawsuit was without merit, it settled to contain legal expenses. The aforementioned two charges, net of taxes, for the bankruptcy and the legal settlement and related costs, reduced earnings per share by $.08 and $.05 in 1999 and 1998, respectively.

     Interest expense in 1999 increased to $348,000 from $250,000 in 1998 and $214,000 in 1997 reflecting an increase in average borrowings to support the Company's continuing growth, including the Ideal acquisition. After giving effect to the utilization of certain tax credits, the effective tax rate for 1999 was 36%. Effective tax rates for fiscal 1998 and 1997 were 40%. As a result of the above, net income was $720,000 or $0.20 per share basic and diluted in 1999 compared with $706,000 or $0.19 per share basic and diluted in 1998 and $1,066,000 or $0.29 per share basic and diluted in 1997.

Liquidity and Capital Resources

     Current assets at September 30, 1999 were $12,974,000 as compared to $9,125,000 at September 30, 1998 and current liabilities were $10,753,000 compared to $5,640,000 as of September 30, 1998. Employees typically are paid on a weekly basis. Clients generally are billed on a weekly basis. The Company has generally utilized bank borrowings to meet its working capital needs. As of September 30, 1999, the Company had a $8,500,000 bank line of credit; loans thereunder are secured principally by receivables with interest at LIBOR plus one and one-half percent with a prime rate less one-quarter percent option; $7,700,000 was outstanding under this line as of September 30, 1999. In November 1999, this line was increased to $9,000,000.

     The Company believes that internally generated funds and available borrowings will provide sufficient cash flow to meet its requirements for the next 12 months.

Year 2000 Compliance

     The Company is a staffing company that provides employees to its customers. There is no inventory or production facility involved in providing these services. Computer systems are used to track employee availability, to generate and track sales, and for accounting purposes, including payroll and billing. All of the Company's systems and hardware were purchased in recent years. The Company has been assured by its providers that they are all Year 2000 compliant and has also tested the systems to confirm this. The Company will continue to test its existing and new hardware and software for Year 2000 compliance. The financial impact of insuring Year 2000 compliance is not expected to be material to the Company's financial condition.

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

                                                     Joule Inc. and Subsidiaries

Consolidated Balance Sheets

                                                                                   September 30,
                                                                             -------------------------
                                                                                1999          1998
                                                                             =========================
ASSETS
CURRENT ASSETS:
  Cash ...................................................................   $   152,000   $   233,000
  Accounts receivable, less allowance for doubtful accounts of
      $384,000 and $267,000 in 1999 and 1998, respectively ...............    12,680,000     8,549,000
  Prepaid expenses and other current assets ..............................       142,000       343,000
                                                                             -------------------------
        Total Current Assets .............................................    12,974,000     9,125,000
PROPERTY AND EQUIPMENT, NET ..............................................     4,092,000     3,707,000
GOODWILL .................................................................     1,285,000        60,000
OTHER ASSETS .............................................................        25,000        21,000
                                                                             -------------------------
                                                                             $18,376,000   $12,913,000
                                                                             =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable to bank ..................................................   $ 7,700,000   $ 3,100,000
  Accounts payable and accrued expenses ..................................     1,436,000       682,000
  Accrued payroll and related taxes ......................................     1,489,000     1,833,000
  Income taxes ...........................................................       128,000            --
  Current portion of long-term debt ......................................            --        25,000
                                                                             -------------------------
        Total Current Liabilities ........................................    10,753,000     5,640,000
                                                                             -------------------------
LONG-TERM DEBT ...........................................................            --       381,000
                                                                             -------------------------
        Total Liabilities ................................................    10,753,000     6,021,000
                                                                             -------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
    Authorized 500,000 shares, none outstanding ..........................            --            --
  Common stock, $.01 par value:
    Authorized 10,000,000 shares--issued 3,820,000 and 3,816,000 shares in
       1999 and 1998, respectively .......................................        38,000        38,000

  Additional paid-in capital .............................................     3,669,000     3,658,000
  Retained earnings ......................................................     4,305,000     3,585,000
                                                                             -------------------------
                                                                               8,012,000     7,281,000
LESS: Cost of 146,000 shares of common stock held in treasury ............       389,000       389,000
                                                                             -------------------------
        Total Stockholders' Equity .......................................     7,623,000     6,892,000
                                                                             -------------------------
                                                                             $18,376,000   $12,913,000
                                                                             =========================

See accompanying notes to consolidated financial statements.

                                                     Joule Inc. and Subsidiaries

Consolidated Statements of Income

                                                            Years Ended September 30,
                                                    ---------------------------------------
                                                       1999          1998         1997
                                                    =======================================
REVENUES ........................................   $68,153,000   $55,301,000   $48,590,000
                                                    ---------------------------------------
COSTS, EXPENSES, AND OTHER:
  Cost of services ..............................    55,548,000    45,273,000    39,485,000
  Selling, general and administrative expenses ..    11,120,000     8,585,000     7,113,000
  Interest expense ..............................       348,000       250,000       214,000
  Other .........................................        10,000        17,000         2,000
                                                    ---------------------------------------
Income before income tax provision ..............     1,127,000     1,176,000     1,776,000
Income tax provision (Note 5) ...................       407,000       470,000       710,000
                                                    ---------------------------------------
Net income ......................................   $   720,000   $   706,000   $ 1,066,000
                                                    =======================================
Basic and diluted earnings per share ............   $      0.20   $      0.19   $      0.29
                                                    =======================================
Weighted average common shares outstanding--basic     3,673,000     3,670,000     3,664,000
Weighted average common shares and common
  equivalents outstanding--diluted ..............     3,673,000     3,672,000     3,666,000
                                                    =======================================

See accompanying notes to consolidated financial statements.

                                                     Joule Inc. and Subsidiaries

Consolidated Statements of
Changes in Stockholders' Equity

                                         Shares of                         Additional
                                          Common            Common           Paid-In           Retained          Treasury
                                           Stock             Stock           Capital           Earnings            Stock
                                         ==================================================================================
Balances, September 30, 1996 ......      3,811,000        $   38,000        $3,637,000        $1,813,000        $ (389,000)
  Net Income ......................             --                --                --         1,066,000                --
  Exercise of Stock Options .......          5,000                --            21,000                --                --
                                         ----------------------------------------------------------------------------------
Balances, September 30, 1997 ......      3,816,000            38,000         3,658,000         2,879,000          (389,000)
  Net Income ......................             --                --                --           706,000                --
                                         ----------------------------------------------------------------------------------
Balances, September 30, 1998 ......      3,816,000            38,000         3,658,000         3,585,000          (389,000)
  Net Income ......................             --                --                --           720,000                --
  Exercise of Stock Options .......          4,000                --            11,000                --                --
                                         ----------------------------------------------------------------------------------
Balances, September 30, 1999 ......      3,820,000        $   38,000        $3,669,000        $4,305,000        $ (389,000)
                                         ==================================================================================

See accompanying notes to consolidated financial statements.

Joule Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                                Years Ended September 30,
                                                                                    ------------------------------------------------
                                                                                        1999             1998               1997
                                                                                    ================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income .................................................................      $   720,000       $   706,000       $ 1,066,000
  Adjustments to reconcile net income to net
     cash flows (used in) provided by operating activities:
      Depreciation and amortization ..........................................          703,000           558,000           453,000
      Provision for losses on accounts receivable ............................          778,000            93,000            87,000
      Changes in operating assets and liabilities:
        Accounts receivable ..................................................       (4,909,000)       (1,822,000)         (231,000)
        Prepaid expenses and other assets ....................................          116,000          (203,000)          206,000
        Accounts payable and accrued expenses ................................          750,000          (790,000)         (642,000)
        Accrued payroll and related taxes ....................................         (404,000)          542,000           197,000
        Income taxes .........................................................          204,000          (168,000)          168,000
                                                                                    ------------------------------------------------
          Net cash flows (used in) provided by operating activities ..........       (2,042,000)       (1,084,000)        1,304,000
                                                                                    ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment .....................................         (870,000)         (602,000)         (288,000)
  Acquisition of a business ..................................................       (1,374,000)               --                --
                                                                                    ------------------------------------------------
          Net cash flows used in investing activities ........................       (2,244,000)         (602,000)         (288,000)
                                                                                    ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loans payable to bank ...............................        4,600,000         1,805,000        (1,048,000)
  Payment of long-term debt ..................................................         (406,000)          (25,000)          (25,000)
  Proceeds from exercise of stock options ....................................           11,000                --            21,000
                                                                                    ------------------------------------------------
          Net cash flows provided by (used in) financing activities ..........        4,205,000         1,780,000        (1,052,000)
                                                                                    ------------------------------------------------
NET CHANGE IN CASH ...........................................................          (81,000)           94,000           (36,000)
CASH, BEGINNING OF PERIOD ....................................................          233,000           139,000           175,000
                                                                                    ------------------------------------------------
CASH, END OF PERIOD ..........................................................      $   152,000       $   233,000       $   139,000
                                                                                    ================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid ..............................................................      $   319,000       $   244,000       $   223,000
                                                                                    ================================================
  Income taxes paid ..........................................................      $   206,000       $   714,000       $   374,000
                                                                                    ================================================
NON-CASH TRANSACTIONS:
  During 1997, the Company acquired land and buildings in settlement of a $1,750,000 receivable.

See accompanying notes to consolidated financial statements.

                                                     Joule Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1---Summary of Significant Accounting Policies:

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

     Revenue Recognition--Revenue is recorded when services are rendered.

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

     Earnings Per Share--Statement of Financial Accounting Standards No. 128, "Earnings per Share," establishes new standards for computing and presenting earnings per share (EPS). The standard requires the presentation of basic EPS and diluted EPS.

     Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Income available to common shareholders used in determining basic EPS was $720,000 in 1999, $706,000 in 1998, and $1,066,000 in 1997. The weighted average number of shares of common stock used in determining basic EPS was 3,673,000 in 1999, 3,670,000 in 1998, and 3,664,000 in 1997.

     Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding plus additional common shares that could be issued in connection with potentially dilutive securities. The weighted average number of shares of common stock used in determining diluted EPS was 3,673,000 in 1999, 3,672,000 in 1998, and 3,666,000 in 1997 and reflects additional shares in connection with stock option plans.

     Goodwill--During 1999, the Company acquired Ideal Technical Services ("Ideal") for $1,374,000. It was accounted for as a purchase. In connection with the acquisition, the Company recorded $1,269,000 of goodwill. Goodwill is generally being amortized over a period of approximately twenty years. Amortization of goodwill amounted to $44,000 in 1999, $24,000 in 1998 and $24,000 in 1997.

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

Note 2---Property and Equipment:

     Property and equipment consists of:

                                                            September 30,
                                                     ---------------------------
                                                        1999             1998
                                                     ===========================
Machinery and equipment ......................       $3,264,000       $2,740,000
Furniture and fixtures .......................          649,000          565,000
Automotive equipment .........................        1,570,000        1,316,000
Building and leasehold improvements ..........          540,000          361,000
Buildings ....................................        1,834,000        1,834,000
Land .........................................          671,000          671,000
                                                     ---------------------------
                                                      8,528,000        7,487,000
Less: Accumulated depreciation
   and amortization ..........................        4,436,000        3,780,000
                                                     ---------------------------
                                                     $4,092,000       $3,707,000
                                                     ===========================

Note 3---Loans Payable to Bank and Long-Term Debt:

     At September 30, 1999, the Company had an annual renewable line of credit of $8,500,000 that bears interest at LIBOR plus one and one-half percent with a prime rate less one-quarter percent option. The average interest rate at September 30, 1999 was 6.96%. At September 30, 1999, $800,000 of the line of credit was unused, all of which was available for use. Related borrowings are collateralized principally by accounts receivable. In November 1999, this line was increased to $9,000,000.

     There was a mortgage loan for $406,000 on the Company's staffing operations building at September 30, 1998. This mortgage was repaid in April 1999.

Note 4---Stock Option Plan:

     The Company's 1991 Stock Option plan provides for the grant of nonqualified or incentive stock options covering up to an aggregate of 500,000 shares of common stock to directors, officers, and other employees of the Company. The exercise price cannot be less than the fair market value of the stock at the time the options are granted. At September 30, 1999, there were 215,000 stock options outstanding at prices ranging from $3.50 to $5.38, of which 50,000 options are exercisable. There were 4,000 stock options outstanding from a previous stock option plan at a price of $2.63 which were exercised in 1999. In 1997, 5,000 options were exercised and, in 1998, 15,000 options were cancelled. In 1998 and 1997, 110,000 options were granted in each year at prices ranging from $4.00 to $5.38. There were no options granted in 1999.

                                                     Joule Inc. and Subsidiaries


     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)," permits an entity to continue to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," or adopt a fair value based method of accounting for such compensation. The Company has elected to continue to account for stock-based compensation under Opinion No. 25. Accordingly, no compensation expense has been recognized in connection with options granted. Had compensation expense for options granted subsequent to October 1, 1995 under the Company's stock option plans been determined based on the fair value at the date of grant in accordance with SFAS 123, the Company's net income and net income per share would have been as follows:

                                   ---------------------------------------------
                                        1999           1998             1997
                                   =============================================
Net income:
  As reported ................     $     720,000   $     706,000   $   1,066,000
  Pro forma ..................           633,000         671,000       1,062,000
Net income per share:
  As reported ................              0.20            0.19            0.29
  Pro forma ..................              0.17            0.18            0.29
                                   =============================================

     The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair values of options granted in fiscal 1998 and 1997 were $5.25 and $4.23, respectively, based upon the following weighted average assumptions: expected volatility (50% in 1998 and 25% in 1997), risk-free interest rate (7.5% in 1998 and 6.5% in
1997), expected life (3 years in 1998 and 1997), and expected dividend yield (0% in 1998 and 1997). There were no options granted during 1999.

Note 5---Income Taxes:

     The provision for income taxes is comprised of the following:

                                                      September 30,
                                        ----------------------------------------
                                          1999            1998           1997
                                        ========================================
Current:
  Federal ......................        $306,000        $364,000        $551,000
  State and Local ..............         101,000         106,000         159,000
                                        ----------------------------------------
                                        $407,000        $470,000        $710,000
                                        ========================================

     The provision for income taxes varied from the tax computed at the U.S. Federal statutory rates of 34% in fiscal 1999, 1998 and 1997 for the following reasons:

                                                      September 30,
                                        ----------------------------------------
                                          1999            1998           1997
                                        ========================================
U.S. Federal Tax at
  statutory rates ................      $ 383,000       $ 400,000      $ 604,000
State income taxes, net of
  Federal tax benefit ............         68,000          70,000        106,000
Utilization of tax credits .......        (44,000)             --             --
                                        ----------------------------------------
                                        $ 407,000       $ 470,000      $ 710,000
                                        ========================================

Note 6---Commitments and Contingencies:

     The Company's facilities are leased under noncancellable terms expiring through 2002. Rent expense was $291,000, $181,000, and $286,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

     Aggregate rentals for the remaining lease terms at September 30, 1999 are as follows:

--------------------------------------------------------------------------------
Year Ending September 30,
================================================================================
2000................................................................    265,000
2001................................................................    248,000
2002................................................................     76,000
                                                                       --------
                                                                       $589,000
                                                                       ========

     A provision for legal settlement and related costs amounting to $323,000 in 1998 related to the Company's decision in October 1998 to settle a lawsuit. While the Company felt that the case was without merit, it settled to contain legal expenses. The aforementioned amount was paid in fiscal 1999.

Note 7---Transactions with Major Stockholders and Affiliates:

     The Company rented facilities from certain of its stockholders and their affiliates for approximately $50,000, $50,000 and $199,000 for each of the years ended September 30, 1999, 1998 and 1997. At September 30, 1999, the Company had related lease commitments of $1,000 for the year ending September 30, 2000. Further, in 1997 the Company entered into a three-year lease with the purchaser of property formerly owned by an affiliate. Annual rentals under this lease approximate $133,000. The Company subleases most of this space to the affiliate, which reimbursed the Company approximately $115,000 per year.

     The Company paid certain major stockholders Board of Director's fees of $19,000, $15,000 and $16,000 for the years 1999, 1998 and 1997; accounts receivable include amounts due from a stockholder of $35,000, $33,000 and $22,000 at September 30, 1999, 1998 and 1997, respectively.

     During the year ended September 30, 1997, the Company acquired land and buildings from Kahle Engineering Corp. (Kahle), an affiliate, which the Company had previously leased for use in its operations, in settlement of a receivable of $1,750,000 due from Kahle. The appraised value of the property approximated the receivable.

Note 8---Acquisition of a Business:

     On May 16, 1999, the Company completed the acquisition of the principal operating assets (excluding cash and accounts receivable) of Ideal, a staffing company specializing in engineering and other technical services, for $1.3 million of cash. Ideal, which has offices in Mobile, Alabama and Houston, Texas, had been a subsidiary of SkillMaster, Inc. of Houston, Texas. The purchase price was funded by borrowings under the Company's bank credit facility with Summit Bank (the "Bank"). The Bank increased the Company's line of credit from $6.0 million to $8.5 million in May to fund this acquisition and related working capital requirements. Goodwill of $1,269,000 was recorded in connection with this acquisition. Assuming this transaction had

                                                     Joule Inc. and Subsidiaries

Notes to Consolidated Financial Statements


been completed on October 1, 1998, unaudited pro forma revenue, net income and earnings per share for the year ended September 30, 1999 would have been $76,598,000, $421,000 and $0.11 per share, basic and diluted; for the year ended September 30, 1998 such amounts would have been $70,617,000, $604,000 and $0.16, respectively.

Note 9---Segment Disclosures

     In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

     The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business by segment. The Company's reportable segments are: (1) Commercial Staffing, (2) Technical Staffing and (3) Industrial Staffing.

     Information concerning operations by operating segment is as follows (in 000's):

                                                1999        1998         1997
                                             ==================================
Revenues
  Commercial ............................    $ 26,112     $ 20,391     $ 18,480
  Technical .............................      20,214       16,466       13,113
  Industrial ............................      21,827       18,444       16,997
                                             ----------------------------------
                                             $ 68,153     $ 55,301     $ 48,590
                                             ==================================
Income Before Tax Provision
  Commercial ............................    $    586     $  1,160     $  1,561
  Technical .............................       1,696        1,476        1,036
  Industrial ............................       1,993        1,165        1,299
  Corporate (unallocated,
    including interest) .................      (3,148)      (2,625)      (2,120)
                                             ----------------------------------
                                             $  1,127     $  1,176     $  1,776
                                             ==================================
Depreciation and Amortization
  Commercial ............................    $    153     $    108     $     59
  Technical .............................         104           59           54
  Industrial ............................         262          241          213
  Corporate (unallocated) ...............         184          150          127
                                             ----------------------------------
                                             $    703     $    558     $    453
                                             ==================================
Identifiable Assets
  Commercial ............................    $  5,991     $  4,156     $  2,611
  Technical .............................       5,330        2,062        1,938
  Industrial ............................       4,695        3,976        3,795
  Corporate (unallocated) ...............       2,360        2,719        2,499
                                             ----------------------------------
                                             $ 18,376     $ 12,913     $ 10,843
                                             ==================================
Additions to Long-Lived Assets(1)
  Commercial ............................    $    373     $    350     $     58
  Technical .............................       1,508           24           15
  Industrial ............................         323          149          708
  Corporate (unallocated) ...............         106           79        1,257
                                             ----------------------------------
                                             $  2,310     $    602     $  2,038
                                             ==================================

(1)  Includes property and equipment and intangible asset additions.


Note 10--Selected Quarterly Financial Data (Unaudited)

     A summary of quarterly financial information for fiscal 1999 and 1998 is as follows (in 000's, except per share data):

                                 First       Second        Third       Fourth
                                Quarter      Quarter      Quarter      Quarter
================================================================================
1999:
Revenues ..................     $ 15,413     $ 15,568     $ 16,919     $ 20,253
Net income ................          358          252          281         (171)
Basic and diluted
  earnings per share ......         0.10         0.07         0.08        (0.05)

1998:
Revenues ..................     $ 12,304     $ 13,646     $ 14,392     $ 14,959
Net income ................          178          210          294           24
Basic and diluted
  earnings per share ......         0.05         0.06         0.08         0.01


Report of Independent Public Accountants


To the Stockholders and
Board of Directors of Joule Inc.

     We have audited the accompanying consolidated balance sheets of Joule Inc. (a Delaware corporation) and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joule Inc. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
November 12, 1999

                                                     Joule Inc. and Subsidiaries

Corporate Data


Board of Directors

Richard P. Barnitt
Financial Consultant

Paul L. DeBacco
President
Michael Christopher Group. Inc.

Robert W. Howard
Chairman of the Board
Reisen Lumber Industries, Inc.

Emanuel N. Logothetis
Chairman of the Board and
Chief Executive Officer

Nick M. Logothetis
President
Chartwell Consulting Group

Steven Logothetis
Attorney

Officers

Emanuel N. Logothetis
Chairman of the Board and
Chief Executive Officer

John G. Wellman, Jr.
President and
Chief Operating Officer

Bernard G. Clarkin
Vice President, Chief Financial Officer
and Secretary

John F. Logothetis
Vice President

Stephen Demanovich
Vice President

Anthony W. Trotter
Vice President


Corporate Information

For a copy of Form 10-K or other information about the Corporation, contact:

Investor Relations Secretary
JOULE INC.
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444
E-mail Address: JOL@jouleinc.com
      Or
Visit our Web Site at www.jouleinc.com

Auditors

Arthur Andersen LLP
101 Eisenhower Parkway
Roseland, New Jersey 07068

Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
2 Broadway
New York, New York 10275-0491

JOULE Common Stock is traded on
the American Stock Exchange under
the symbol JOL.

Annual Meeting

The annual meeting of JOULE Inc. will be held on Wednesday, February 2, 2000 at
10:30 a.m., at the Pines Manor, Edison,
New Jersey.

Joule Inc. Offices
Headquarters
1245 Route 1 South
Edison, New Jersey
(732) 548-5444
Fax: (732) 494-6346

Technical Staffing Locations
Edison, New Jersey

Ideal Technical Services Locations
Mobile, Alabama
Houston, Texas

Commercial Staffing Services Locations
Edison, New Jersey
Parsippany, New Jersey
Paramus, New Jersey
Northfield, New Jersey
Trenton, New Jersey
Cherry Hill, New Jersey
Union City, New Jersey
Passaic, New Jersey
New Brunswick, New Jersey
Camden, New Jersey
Elizabeth, New Jersey
Wilmington, Delaware
Ft. Lauderdale, Florida
Baltimore, Maryland

Industrial Staffing Locations
Edison, New Jersey
Gibbstown, New Jersey
Fishkill, New York
Baltimore, Maryland
Lawrenceville, Illinois

Market for Registrant's
Common Equity and Related
Stockholder Matters

     The Company's Common Stock is traded on the American Stock Exchange under the symbol JOL. The high and low sales prices for the Common Stock as reported by the American Stock Exchange were as follows:

                                                         ------------------
                                                         High          Low
                                                         ==================
Calendar 1997
  Fourth Quarter ................................        6 1/4        4 1/2
                                                         ------------------
Calendar 1998
  First Quarter .................................        5 3/4        4 1/2
  Second Quarter ................................        5 1/2        3 1/2
  Third Quarter .................................        4 1/8        2 7/8
  Fourth Quarter ................................        3 3/8        1 7/8
                                                         ------------------
Calendar 1999
  First Quarter .................................        4 5/8        2
  Second Quarter ................................        3 1/8        2 1/8
  Third Quarter .................................        2 3/4        2
                                                         ------------------
  Fourth Quarter
   (through December 6)  ........................        2 1/8        1 1/2
                                                         ==================

     As of December 6, 1999, there were approximately 600 holders of the Company's Common Stock. No cash dividends have been declared on the Common Stock.

Designed by Curran & Connors, Inc. / www.curran-connors.com

          JOULE
   1245 Route 1 South
Edison, New Jersey 08837
      732-548-5444





Our Web Site www.jouleinc.com is continuing to provide information about Joule to those with access to the internet.