Form 10-K, Exhibit 13
period 2000-09-30
JOULE INC
filed 2000-12-28
CIK 798168

                                     JOULE

                               2000 Annual Report

        Joule's Specialized Solutions for the Unique Needs of Our Clients

SELECTED FINANCIAL INFORMATION                       Joule Inc. and Subsidiaries

                                                             Years Ended September 30,
                                            -----------------------------------------------------------
                                             2000         1999         1998         1997          1996
                                            ===========================================================
                                                      (In thousands, except per share data)
Revenues .............................      $76,504      $68,153      $55,301      $48,590      $48,449
Net Income ...........................          845          720          706        1,066        1,026
Net Income Per Share Basic and Diluted         0.23         0.20         0.19         0.29         0.28
Total Assets .........................       16,352       18,376       12,913       10,843       10,809
Long-Term Debt .......................         --           --            381          406          431

PROFILE

     Joule is a publicly owned American Stock Exchange staffing services company founded over 35 years ago, that specializes in changing the "fixed overhead" of Fortune 500 companies into "variable overhead" through outsourcing of non-core staffing needs.

     Outsourcing allows a company to turn over various support positions and functions to specialized outside vendors so that it can concentrate on building and managing its core business. At the same time, it enjoys the benefit of a more variable cost structure along with improved quality since the outsourcing vendor must be competitive as well as specialized in its field. Today's global economy demands that companies constantly strive to become more efficient and flexible in order to survive and prosper.

     Joule accomplishes this by supplying thousands of employees each year to its customers who are billed on an hourly basis as well as other full value services. Joule's specialized approach in providing solutions greatly enhances its value and effectiveness in the present competitive environment.

     As companies continue to re-engineer their operations and processes, market opportunities have continued to develop for Joule.

     More and more companies are seeking the advantages of outsourced staffing and services, thereby improving the quality of their support services while also better controlling their costs. Joule believes this trend toward outsourcing will continue to offer excellent growth opportunities in the future.

ACCOMPLISHMENTS

o    Record Sales of $76.5 million, a 12% increase over 1999

o    Increased Gross Margin to 19.1% of sales from 18.5% in 1999

o    17% increase in Net Income over FY 1999

o Significantly improved working capital and current ratio; reduced borrowing levels

o Opened 3 new branch locations, including expansion to Tennessee and Pennsylvania

     [THE FOLLOWING TABLE REPRESENTS A BAR CHART IN THE PRINTED MATERIAL.]

(In Millions of Dollars)
Year               Revenue
1996               $48.449
1997               $48.590
1998               $55.301
1999               $68.153
2000               $76.504

                               TO OUR STOCKHOLDERS

With the lowest level of national unemployment in recent history, all businesses are having difficulty finding the staff necessary to meet their business needs and growth plans. Because of this, Joule's more than thirty years of successful recruiting and service expertise are invaluable for our clients.

New Records...a Proud History of Performance

     Again Joule continues to set new records. In 2000 we reached record sales levels for the ninth consecutive year, increasing sales to over $76.5 million. Gross Margin increased as a percentage of sales to a new record of 19.1% in 2000. Net Income grew 17% in 2000 over 1999's level. We expanded our market with new branch locations within New Jersey and entered new markets in Pennsylvania and Tennessee. We added new service offerings such as high-skill scientific personnel placement services to increase the value we bring our clients.

Keys to Joule's Ultimate Success

     Since 1997, Joule has increased sales at a rate higher than its industry and has been profitable when many larger firms in our industry are having difficulties. Joule's extraordinary performance is attributable to our commitment to:

Increasing our Value:

o      Raising the levels of specialization and skills we represent

o      Expanding our service offerings and geographic markets


Customer Commitment:

o      Providing business solutions...not just staff...to our clients

o Listening to our clients, understanding and addressing their business concerns

o      Increasing our levels of partnering and responsiveness


Being the Best:

o      Representing the highest level of ethical behavior and professionalism

o      Earning our clients' trust


     These commitments strengthen Joule and better prepare us to address opportunities in 2001 and beyond.


Joule's Senior Management Team

     Our continued focus is to successfully build on our "One Company--Three Specialties" approach. Each member has extensive experience in his or her specialty and an entrepreneurial drive that ensures our organization has both the responsiveness of a small company and the strength of a large, resourceful public firm. We are especially proud of the addition of Judy Bryant to our Senior Management Team. She brings extensive experience in office support/clerical staffing from one of the most competitive markets in the country. Her professionalism, business acumen, and leadership will be invaluable for our Commercial Staffing business segment going forward.

                              [PHOTO APPEARS HERE]
                         Joule's Senior Management Team
         Left to Right--Front Row: Bernard G. Clarkin, E.N. Logothetis,
                              John G. Wellman, Jr.

           Left to Right--Back Row: Joseph E. Vendetti, Judith Bryant,
               Stephen Demanovich, John F. Logothetis, John Porch

Looking Ahead

     Whether the economy stays hot or cools off, the demand will always be higher than availability for highly skilled human resource capital...whether engineers or scientists...or welders or pipefitters...or talented office support professionals. Joule's strategy of specialization enables us to succeed, regardless of the economic cycle.

     As a roadmap to Joule's future, in 2001 we will invest heavily in new software applications to increase our staff's productivity and effectiveness, as well as support our business expansion program. Our current applications have supported us well, but we have outgrown them and must upgrade our technology for recruiting and client service to support our staff, clients and temporary employees.

     As we begin 2001, Joule's financial condition is exceptionally strong. We have the capacity to take advantage of business opportunities that meet our corporate strategy. And, we continue to focus on building respect and trust with clients, staff and our valuable, highly skilled professionals working at client sites.

     In closing, we thank our staff for their dedication and hard work, and our clients for their trust. Together we will strive to continue our growth that is the ultimate foundation of stockholder value.

By: /s/ Emanuel N. Logothetis          By: /s/ John G. Wellman, Jr.
   ---------------------------------       ---------------------------------
   Emanuel N. Logothetis                   John G. Wellman, Jr.
   Chairman and Chief Executive Officer    President and Chief Operating Officer

                           JOULE--SOLVING THE PUZZLES
                            COMPANIES FACE EVERY DAY
2

JOULE INDUSTRIAL
                                        CLIENT STAFF            JOULE COMMERCIAL

CLIENT  FACILITY
                                                                CLIENT  MATERIAL
                                        JOULE  TECHNICAL

Each day company management teams have puzzles to solve. They must pull together facilities, supplies, management and other staff to meet the requirements of the day and achieve success. In today's economy, finding the appropriate materials and facilities is relatively easy...compared to the difficulty of locating the best Human Resources critical to completing the "puzzle." The puzzle cannot be solved unless the company can find all the pieces and they fit together properly.

Whether companies need hard-working clerical support or light industrial personnel to fully staff their facility to meet production requirements... or the right engineer or scientist to complete a critical project...or skilled craft labor personnel with supervisors and logistical support to install new equipment or maintain critical production facilities...Joule brings the right pieces to solve the puzzle!


                 JOULE  INDUSTRIAL           CLIENT  STAFF

                 CLIENT  FACILITY            JOULE  COMMERCIAL

                 JOULE  TECHNICAL            CLIENT  MATERIAL

Other firms may claim that they also offer "pieces" of the puzzle that will help. But because Joule specializes, we bring the best-fitting pieces/solutions to our clients' requirements for success.

                              COMMERCIAL STAFFING


                              [PHOTO APPEARS HERE]

Joule Commercial Staffing is a premier provider of professional, clerical, customer service and light industrial temporary employees throughout New Jersey, Delaware, Maryland and Florida. We provide staffing solutions encompassing temporary employment, transitional temp-to-hire, as well as direct hire placements. Joule's customer-centered approach focuses our efforts on the client's larger business issues--turnover, productivity, training, safety, etc.--which challenge the client every day. With our resources, we can be our client's partner for all of their staffing needs--not only in the manufacturing facility but also for the entire organization.

                              [PHOTO APPEARS HERE]

     Joule's invaluable reputation and full-time, positive community-based recruiting programs attract the top talent needed by our clients. Our plans to implement aggressive Internet recruiting initiatives and upgrade further our testing and training applications in 2001 will insure our continued competitive advantage in this vital recruiting activity.

     As one of our clients said last year, "Joule was totally involved and receptive to our immediate needs...Joule's input has proven beneficial...offered a high degree of involvement in making our growth requirements a combined objective. Joule has always been a pleasure to work with and continues to assist us in meeting our...expectations.

     [THE FOLLOWING TABLE REPRESENTS A BAR CHART IN THE PRINTED MATERIAL.]

(In Millions of Dollars)
Year               Revenue
1996               $15.150
1997               $18.480
1998               $20.391
1999               $26.112
2000               $27.044

Commercial Staffing:

Providing temporary staff, temp-to-hire staff, and direct hire placement services in the following discipline areas:.

Professional:                       Accounting, executive and senior office
                                    professional staff

Administrative:                     Office automation, customer service,
                                    general clerical, and receptionist staff

Light Industrial/Manufacturing:     Production personnel, warehouse staff,
                                    equipment operators, and production
                                    supervision

                               TECHNICAL STAFFING

[PHOTO APPEARS HERE]

Joule Technical Staffing is the premier provider of scientific, engineering and information technology professionals in the Northeast, Mid-Atlantic and Southeastern regions of the United States.

     In fiscal 2000 Joule Technical enjoyed our sixth consecutive year of record sales growth. Noteworthy accomplishments during 2000 include our new regional recruiting/sales office in the growing Philadelphia market, full integration of last year's acquisition--Ideal Technical Service, and our successful launch of "Chase Douglas International"--Joule's dedicated team of direct placement experts supporting our clients' need for highly skilled scientific professionals.


[PHOTO APPEARS HERE]

     Our plans for Fiscal 2001 include continuing our investment in new highly productive technology that will enhance our abilities to recruit and maintain communications with technical professionals and clients. Also we will accelerate expansion of all the fiscal 2000 initiatives and open even more new niche markets--in product, service and geographic reach.

     Our dedication to quality and customer service will continue to be our foundation for continued sales and organizational growth in the years to come. Our success reaffirms our capabilities to be our clients' quality-driven technical staffing solution.


[THE FOLLOWING TABLE REPRESENTS A BAR CHART IN THE PRINTED MATERIAL.]

(In Millions of Dollars)
Year               Revenue
1996               $11.600
1997               $13.113
1998               $16.466
1999               $20.214
2000               $23.715

Technical Staffing:

Providing contract staff, direct placement services and single source management programs in the following discipline areas:



Scientific:              Chemists, biologists, biochemists, pharmacologists,
                         clinical research associates, clinical data coordinators, drug safety specialists, drug information specialists, clinical programmers, process validation professionals, chemical operators, and laboratory technicians


Engineering:             Engineers, designers, project managers, CAD
                         professionals, architects, inspectors, schedulers, planners and purchasing professionals


Information Technology:  Network engineers, statistical programmers, LAN/WAN administrators, installation engineers, systems engineers,help desk professionals, and technicians

                               INDUSTRIAL STAFFING


[PHOTO APPEARS HERE]                [PHOTO APPEARS HERE]

Joule Industrial Staffing provides teams of skilled craft labor along with qualified, experienced supervision and logistical support necessary to meet our clients' requirements anywhere in the United States. Nationally industrial firms are increasingly using flexible staffing arrangements to accomplish not only their internal projects but also outsourcing arrangements for non-essential facilities management and support.

     Joule's Industrial Contractors grew in fiscal 2000 primarily because of our strategic investment in national recruiting--actively locating and employing skilled craft labor from all fifty states. Using this mobile workforce, Joule provides an alternative to our clients' reliance on the limited supply of locally available craft labor. For example, with our recruiting resources, Joule provided the qualified craft labor and supervision necessary to meet the demands of three major shutdowns occurring at the same time during 2000. In a labor market when no other firm could do this--Joule did.

     Joule's Technical Services opened two new facilities during 2000: a major facility in northern New Jersey with fabrication capacity, employee training facility and conference center as well as a new sales and operations branch in Tennessee. Throughout the year we continued to strengthen our safety, service, training and professional-level support.

     With the expected continued shortage of qualified, experienced craft labor and supervision, Joule's commitment to total satisfaction--supported by our enhanced capabilities in recruiting and technical support--will be strong foundations for our future growth and success.

     [THE FOLLOWING TABLE REPRESENTS A BAR CHART IN THE PRINTED MATERIAL.]


(In Millions of Dollars)
Year               Revenue
1996               $21.800
1997               $16.997
1998               $18.444
1999               $21.827
2000               $25.745

Industrial Staffing:

Specializing in on-demand project and work force management solutions utilizing skilled craft labor in the following situations:


Industrial Contractors:    Capital projects, plant shutdowns, plant turnarounds,
                           as well as major equipment installation and maintenance requiring supervision, logistical support and skilled craft labor


Technical Services:        Facilities maintenance and management, power plant
                           operations, in-house maintenance operations, outsourcing, shutdown support, and supplemental craft labor


Craft Specialties:         Welders, pipefitters, electricians, carpenters,
                           insulators, rigging specialists, and millwrights

MANAGEMENT'S DISCUSSION AND ANALYSIS OF              Joule Inc. and Subsidiaries
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth the percentage relationship of certain items in the Company's consolidated statements of income:

                                            Year Ended September 30,
                                          ---------------------------
                                           2000      1999       1998
                                          ===========================
Revenues...............................   100.0%    100.0%     100.0%
Costs, expenses and other
  Cost of services.....................    80.9      81.5       81.9
  Selling, general and
    administrative expenses............    16.6      16.3       15.6
  Interest expense.....................     0.7       0.5        0.4
Income before income tax provision.....     1.8       1.7        2.1
Income tax provision...................     0.7       0.6        0.8
Net income.............................     1.1       1.1        1.3
                                          ===========================

     The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft industrial plant and facility maintenance) labor. Virtually all revenue is billed on a direct cost plus markup basis. Revenue increased 12% to $76.5 million in fiscal 2000 from $68.2 million in 1999. This followed a 22% increase in revenue in 1999 from a 1998 level of $55.3 million. Commercial staffing revenue increased 3% to $27.0 million in 2000 from $26.1 million in 1999, following a 28% increase in 1999 over 1998 revenue of $20.4 million. Technical staffing revenue increased 17% to $23.7 million in 2000, compared to 1999 revenue of $20.2 million, and increased 22% during 1999 over 1998 revenue of $16.5 million. The increases in 2000 and 1999 reflect the acquisition of Ideal Technical Services (Ideal), which contributed revenue of $6.8 million in 2000 and $3.4 million in 1999. Industrial staffing revenue in 2000 amounted to $25.7 million, an 18% increase over 1999 revenue of $21.8 million, while 1999 revenue represented an 18% increase over 1998 revenue of $18.4 million.

     Cost of services were 80.9%, 81.5% and 81.9% of revenue in fiscal 2000, 1999 and 1998, respectively. These expenses consist primarily of compensation to employees on assignment to clients and related costs, including social security, unemployment taxes, general liability and workers' compensation insurance, and other costs of services, including a van transportation service which transports some commercial staffing workers to job sites. Selling, general and administrative expenses amounted to $12.7 million in 2000, compared to $11.1 million in 1999 and $8.6 million in 1998. Such expenses were 16.6%, 16.3% and 15.6% of revenues in 2000, 1999 and 1998, respectively. The 2000 and 1999 selling, general and administrative expenses increases were principally due to higher staff employee payroll related expenses reflecting the Company's investment in new staff in order to grow the business, and in 2000, some nonrecurring employee benefit expenses. In 1999, selling, general, and administrative expenses also included a special one-time pre-tax charge of $500,000 taken to establish a reserve related to the bankruptcy of a Commercial Staffing customer. A provision for a legal settlement and related costs amounting to $323,000 related to the Company's decision to settle a lawsuit was included in these expenses in 1998. Selling, general and administrative expenses also include advertising, professional fees, depreciation and amortization, provision for the allowance for doubtful accounts, rent, and other costs related to maintaining the Company's branch offices.

     Interest expense increased to $550,000 in 2000 from $348,000 in 1999 and $250,000 in 1998 reflecting an increase in average borrowings to support the Company's continuing growth, including the Ideal acquisition in 1999, as well as higher interest rates in 2000. After giving effect to the utilization of certain tax credits, the effective tax rates for 2000 and 1999 were 39% and 36% respectively. The effective tax rate for fiscal 1998 was 40%. As a result of the above, net income was $845,000 or $0.23 per share basic and diluted in 2000 compared with $720,000 or $0.20 per share basic and diluted in 1999 and $706,000 or $0.19 per share basic and diluted in 1998.

Liquidity and Capital Resources

     Current assets at September 30, 2000 were $10,834,000 compared to $12,974,000 at September 30, 1999 and current liabilities were $7,877,000 compared to $10,753,000 as of September 30, 1999. The decrease in current assets principally relates to a reduction in accounts receivable of $2.9 million as a result of a significant improvement in days sales outstanding as of September 30, 2000, compared to September 30, 1999, as well as lower fourth quarter sales in fiscal 2000 compared to the fourth quarter of 1999. The improvement in days sales outstanding was due to increased emphasis, including investment in staff, on credit and collections in 2000. A $706,000 increase in prepaid expense was due to increased prepaid insurance. Other assets increased $279,000 principally due to the inclusion of a non-current note receivable. The decrease in current liabilities principally results from a $2,700,000 decrease in notes payable, reflective of the reduction in accounts receivable noted above. While both revenues and related costs increased more than 11% for fiscal 2000, accounts payable and accrued expenses at September 30, 2000 decreased more than 2% from the year earlier amount, due to the normal cyclical nature of such accounts. While the company's capital expenditures are relatively modest due to the nature of its business, it is anticipated that approximately $300,000 to $400,000 will be expended within the next twelve months in connection with the installation of a major new information technology system.

     Employees typically are paid on a weekly basis. Clients generally are billed on a weekly basis. The Company has generally utilized bank borrowings to meet its working capital needs. The Company has a $9,000,000 bank line of credit; loans thereunder are secured principally by receivables with interest at LIBOR plus one and one-half percent with a prime rate less one-quarter percent option; $4,980,000 was outstanding under this line as of September 30, 2000. The Company believes that internally generated funds and available borrowings will provide sufficient cash flow to meet its requirements for the next 12 months.

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

                                                     Joule Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS


                                                                                          September 30,
                                                                                  ----------------------------
                                                                                      2000              1999
                                                                                  ============================

ASSETS
CURRENT ASSETS:
  Cash .....................................................................      $   237,000      $   152,000
  Accounts receivable, less allowance for doubtful accounts of
      $514,000 in 2000 and $384,000 in 1999 respectively ...................        9,749,000       12,680,000
  Prepaid expenses and other current assets ................................          848,000          142,000
                                                                                  ----------------------------
        Total Current Assets ...............................................       10,834,000       12,974,000
PROPERTY AND EQUIPMENT, NET ................................................        4,013,000        4,092,000
GOODWILL ...................................................................        1,201,000        1,285,000
OTHER ASSETS ...............................................................          304,000           25,000
                                                                                  ----------------------------
                                                                                  $16,352,000      $18,376,000
                                                                                  ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable to bank ....................................................      $ 4,980,000      $ 7,700,000
  Accounts payable and accrued expenses ....................................        1,269,000        1,436,000
  Accrued payroll and related taxes ........................................        1,585,000        1,489,000
  Income taxes .............................................................           43,000          128,000
                                                                                  ----------------------------
        Total Current Liabilities ..........................................        7,877,000       10,753,000
                                                                                  ----------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
    Authorized 500,000 shares, none outstanding ............................               --               --
  Common stock, $.01 par value:
    Authorized 10,000,000 shares--issued 3,820,000 shares in
    2000 and 1999, respectively ............................................           38,000           38,000
  Additional paid-in capital ...............................................        3,669,000        3,669,000
  Retained earnings ........................................................        5,150,000        4,305,000
                                                                                  ----------------------------
                                                                                    8,857,000        8,012,000
LESS: Cost of 144,000 and 146,000 shares of common stock held in treasury in
  2000 and 1999, respectively ..............................................          382,000          389,000
                                                                                  ----------------------------
        Total Stockholders' Equity .........................................        8,475,000        7,623,000
                                                                                  ----------------------------
                                                                                  $16,352,000      $18,376,000
                                                                                  ============================


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                     Joule Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                                                  Years Ended September 30,
                                                       ---------------------------------------------
                                                           2000             1999              1998
                                                       =============================================
REVENUES ........................................      $76,504,000      $68,153,000      $55,301,000
                                                       ---------------------------------------------

COSTS, EXPENSES, AND OTHER:
  Cost of services ..............................       61,871,000       55,548,000       45,273,000
  Selling, general and administrative expenses ..       12,707,000       11,120,000        8,585,000
  Interest expense ..............................          550,000          348,000          250,000
  Other .........................................               --           10,000           17,000
                                                       ---------------------------------------------
Income before income tax provision ..............        1,376,000        1,127,000        1,176,000
Income tax provision ............................          531,000          407,000          470,000
                                                       ---------------------------------------------
Net income ......................................      $   845,000      $   720,000      $   706,000
                                                       =============================================
Basic and diluted earnings per share ............      $      0.23      $      0.20      $      0.19
                                                       =============================================
Weighted average common shares outstanding--basic        3,676,000        3,673,000        3,670,000
Weighted average common shares and common
  equivalents outstanding--diluted ..............        3,676,000        3,673,000        3,672,000
                                                       =============================================

The accompanying notes to consolidated financial statements are an integral part of these statements.






CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
                                                     Joule Inc. and Subsidiaries

                                                                             Additional
                                                  Shares of      Common        Paid-in        Retained         Treasury
                                                Common Stock      Stock        Capital        Earnings          Stock
========================================================================================================================
Balances, September 30, 1997................      3,816,000     $38,000      $3,658,000      $2,879,000       $(389,000)
  Net Income................................             --          --              --         706,000              --
------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1998................      3,816,000      38,000       3,658,000       3,585,000        (389,000)
  Net Income................................             --          --              --         720,000              --
  Exercise of Stock Options.................          4,000          --          11,000              --              --
------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1999................      3,820,000      38,000       3,669,000       4,305,000        (389,000)
  Net Income................................             --          --              --         845,000              --
  Stock Awards..............................             --          --              --              --           7,000
------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 2000................      3,820,000     $38,000      $3,669,000      $5,150,000       $(382,000)
========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                     Joule Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended September 30,
                                                                         -----------------------------------------------
                                                                             2000              1999              1998
                                                                         ===============================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ......................................................      $   845,000       $   720,000       $   706,000
  Adjustments to reconcile net income to net
    cash flows provided by (used in) operating activities:
      Depreciation and amortization ...............................          822,000           703,000           558,000
      Provision for losses on accounts receivable .................          250,000           778,000            93,000
      Changes in operating assets and liabilities:
        Accounts receivable .......................................        2,681,000        (4,909,000)       (1,822,000)
        Prepaid expenses and other assets .........................         (985,000)          116,000          (203,000)
        Accounts payable and accrued expenses .....................         (160,000)          750,000          (790,000)
        Accrued payroll and related taxes .........................           96,000          (404,000)          542,000
        Income taxes ..............................................          (85,000)          204,000          (168,000)
                                                                         -----------------------------------------------
          Net cash flows provided by (used in) operating activities        3,464,000        (2,042,000)       (1,084,000)
                                                                         -----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment ..........................         (659,000)         (870,000)         (602,000)
  Acquisition of a business .......................................               --        (1,374,000)               --
                                                                         -----------------------------------------------
          Net cash flows used in investing activities .............         (659,000)       (2,244,000)         (602,000)
                                                                         -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loans payable to bank ....................       (2,720,000)        4,600,000         1,805,000
  Payment of long-term debt .......................................               --          (406,000)          (25,000)
  Proceeds from exercise of stock options .........................               --            11,000                --
                                                                         -----------------------------------------------
          Net cash flows (used in) provided by financing activities       (2,720,000)        4,205,000         1,780,000
                                                                         -----------------------------------------------
NET CHANGE IN CASH ................................................           85,000           (81,000)           94,000
CASH, BEGINNING OF PERIOD .........................................          152,000           233,000           139,000
                                                                         -----------------------------------------------
CASH, END OF PERIOD ...............................................      $   237,000       $   152,000       $   233,000
                                                                         ===============================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid ...................................................      $   558,000       $   319,000       $   244,000
                                                                         ===============================================
  Income taxes paid ...............................................      $   624,000       $   206,000       $   714,000
                                                                         ===============================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                     Joule Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Earnings Per Share--Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires the presentation of basic earnings per share
(EPS) and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Income available to common shareholders used in determining basic EPS was $845,000 in 2000, $720,000 in 1999 and $706,000 in
1998. The weighted average number of shares of common stock used in determining basic EPS was 3,676,000 in 2000, 3,673,000 in 1999 and 3,670,000 in 1998.
Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding plus additional common shares that could be issued in connection with potentially dilutive securities. The weighted average number of shares of common stock used in determining diluted EPS was 3,676,000 in 2000, 3,673,000 in 1999 and 3,672,000 in 1998 and reflects additional shares in connection with stock option plans (2,000 shares in 1998).

     Goodwill--During 1999, the Company acquired Ideal Technical Services ("Ideal") for $1,374,000, which was accounted for under the purchase method. In connection with this acquisition, the Company recorded $1,269,000 of goodwill. Goodwill is generally being amortized over a period of twenty years. Amortization of goodwill amounted to $84,000 in 2000, $44,000 in 1999 and $24,000 in 1998.

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

Note 2--Property and Equipment:

     Property and equipment consists of: September 30,

                                        ------------------------
                                           2000          1999
                                        ========================
Machinery and equipment...............  $3,524,000    $3,264,000
Furniture and fixtures................     706,000       649,000
Automotive equipment..................   1,709,000     1,570,000
Building and leasehold improvements...     695,000       540,000
Buildings.............................   1,834,000     1,834,000
Land..................................     671,000       671,000
                                        ------------------------
                                         9,139,000     8,528,000
Less: Accumulated depreciation
  and amortization ...................   5,126,000     4,436,000
                                        ------------------------
                                        $4,013,000    $4,092,000
                                        ========================

Note 3--Loans Payable to Bank:

     At September 30, 2000 the Company had an annual renewable line of credit of $9,000,000 that bears interest at LIBOR plus one-and-one-half percent with a prime rate less one-quarter percent option. The average interest rate at September 30, 2000 was 7.87%. At September 30, 2000, $4,020,000 of the line of credit was unused. Related borrowings are collateralized principally by accounts receivable.

Note 4--Stock Option Plan:

     The Company's 1991 Stock Option plan provides for the grant of non-qualified or incentive stock options covering up to an aggregate of 500,000 shares of common stock to directors, officers, and other employees of the Company. The option price cannot be less than the fair market value of the stock at the time the options are granted. At September 30, 2000, there were 170,000 stock options outstanding at prices ranging from $2.00 to $5.38, of which 55,000 options are exercisable. There were 4,000 stock options from a previous stock option plan at a price of $2.63 which were exercised in 1999. In 2000 options for 55,000 shares were granted at a price of $2.00 and 100,000 options were cancelled. There were no options granted in 1999. In 1998, 15,000 options were cancelled and 110,000 options were granted at prices ranging from $4.00 to $5.38.

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

                                                     Joule Inc. and Subsidiaries

Opinion No. 25. Accordingly, no compensation expense has been recognized in connection with options granted. Had compensation expense for options granted subsequent to October 1, 1995 under the Company's stock option plans been determined based on the fair value at the date of grant in accordance with SFAS 123, the Company's net income and net income per share would have been as follows:

                                   ---------------------------------------------
                                       2000             1999             1998
                                   =============================================
Net income:
  As reported ..................   $   845,000      $   720,000      $   706,000
  Pro forma ....................       755,000          633,000          671,000
Net income per share:
  As reported ..................          0.23             0.20             0.19
  Pro forma ....................          0.21             0.17             0.18
                                   =============================================

     The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair values of options granted in 2000 was $1.88; in fiscal 1998 $5.25, based upon the following weighted average assumptions: expected volatility (92% in 2000 and 50% in 1998), risk-free interest rate (6% in 2000 and 7.5% in 1998), expected life (3 years in 2000 and 1998), and expected dividend yield (0% in 2000 and 1998). There were no options granted in 1999.

Note 5--Income Taxes:

     The provision for income taxes is comprised of the following:

                                                      September 30,
                                       -----------------------------------------
                                          2000            1999            1998
                                       =========================================
Current:
  Federal ......................        $407,000        $306,000        $364,000
  State and Local ..............         124,000         101,000         106,000
                                       -----------------------------------------
                                        $531,000        $407,000        $470,000
                                       =========================================

     The provision for income taxes varied from the tax computed at the U.S. Federal statutory rates of 34% in fiscal 2000, 1999 and 1998 for the following reasons:

                                                     September 30,
                                       -----------------------------------------
                                          2000            1999            1998
                                       =========================================
U.S. Federal Tax at
  statutory rates ..............       $ 468,000       $ 383,000       $ 400,000
State income taxes, net of
  Federal tax benefit ..........          83,000          68,000          70,000
Utilization of tax credits .....         (20,000)        (44,000)             --
                                       -----------------------------------------
                                       $ 531,000       $ 407,000       $ 470,000
                                       =========================================

Note 6--Commitments and Contingencies:

     The Company's facilities are leased under noncancellable terms expiring through 2005. Rent expense was $430,000, $291,000 and $181,000 for the years ended at September 30, 2000, 1999, and 1998, respectively.

     Aggregate rentals for the remaining lease terms at September 30, 2000 are as follows:

--------------------------------------------------------------------------------
Year Ending September 30,
================================================================================
2001 ...............................................................    $350,000
2002 ...............................................................     208,000
2003 ...............................................................     150,000
2004 ...............................................................     137,000
2005 ...............................................................      81,000
                                                                        --------
                                                                        $926,000
                                                                        ========

Note 7---Transactions with Major Stockholders and Affiliates:

     The Company rented facilities from certain of its stockholders and their affiliates for approximately $36,000, $50,000 and $50,000 for each of the years ended September 30, 2000, 1999 and 1998, respectively. At September 30, 2000 the Company did not have any related lease commitments. Further, in 1997 the Company entered into a three year lease with the purchaser of property formerly owned by an affiliate. Annual rentals under this lease approximated $133,000. The Company subleased most of this space to the affiliate which reimbursed the Company approximately $115,000 per year. This lease and sublease was terminated in 2000.

     The Company paid certain major stockholders Board of Director's fees of $12,000, $19,000 and $15,000 for the years 2000, 1999 and 1998, respectively;
accounts receivable include amounts due from a stockholder of $56,000, $35,000 and $33,000 at September 30, 2000, 1999 and 1998, respectively.

Note 8--Acquisition of a Business:

     On May 16, 1999, the Company completed the acquisition of the principal operating assets (excluding cash and accounts receivable) of Ideal Technical Services ("Ideal"), a staffing company specializing in engineering and other technical services, for $1.3 million. Ideal, which has offices in Mobile, Alabama and Houston, Texas, had been a subsidiary of SkillMaster, Inc. of Houston, Texas. The purchase price was funded by borrowings under the Company's bank credit facility with Summit Bank (the "Bank"). The Bank increased the Company's line of credit from $6.0 million to $8.5 million in May to fund this acquisition and related working capital requirements. Goodwill of $1,269,000 was recorded in connection with this acquisition since there were no other intangible assets acquired. Assuming this transaction had been completed on October 1, 1998, unaudited pro forma revenue, net income and earnings per share for the year ended September 30, 1999 would have been $76,598,000, $421,000 and $0.11 per share, basic and diluted; for the year ended September 30, 1998 such amounts would have been $70,617,000, $604,000 and $0.16, respectively.

                                                     Joule Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9--Segment Disclosures:

     In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS), "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

     The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business by segment. The Company's reportable segments are: (1) Commercial Staffing, (2) Technical Staffing and (3) Industrial Staffing.

     Information concerning operations by operating segment is as follows (in 000's):

                                           ------------------------------------
                                             2000          1999           1998
                                           ====================================
Revenues
  Commercial .........................     $ 27,044      $ 26,112      $ 20,391
  Technical ..........................       23,715        20,214        16,466
  Industrial .........................       25,745        21,827        18,444
                                           ------------------------------------
                                           $ 76,504      $ 68,153      $ 55,301
                                           ====================================

Income Before Tax Provision
  Commercial .........................     $  1,178      $    586      $  1,160
  Technical ..........................        2,027         1,696         1,476
  Industrial .........................        1,928         1,993         1,165
  Corporate (unallocated
    including interest) ..............       (3,757)       (3,148)       (2,625)
                                           ------------------------------------
                                           $  1,376      $  1,127      $  1,176
                                           ====================================

Depreciation & Amortization
  Commercial .........................     $    210      $    153      $    108
  Technical ..........................          187           104            59
  Industrial .........................          268           262           241
  Corporate (unallocated) ............          157           184           150
                                           ------------------------------------
                                           $    822      $    703      $    558
                                           ====================================

Identifiable Assets
  Commercial .........................     $  3,613      $  5,991      $  4,156
  Technical ..........................        4,780         5,330         2,062
  Industrial .........................        4,834         4,695         3,976
  Corporate (unallocated) ............        3,125         2,360         2,719
                                           ------------------------------------
                                           $ 16,352      $ 18,376      $ 12,913
                                           ====================================

Additions to Long Lived Assets(1)
  Commercial .........................     $    242      $    373      $    350
  Technical ..........................          121         1,508            24
  Industrial .........................          265           323           149
  Corporate (unallocated) ............           31           106            79
                                           ------------------------------------
                                           $    659      $  2,310      $    602
                                           ====================================

(1)  Includes property & equipment and intangible asset additions.

Note 10--Selected Quarterly Financial Data (Unaudited):

     A summary of quarterly financial information for fiscal 2000 and 1999 is as follows (in 000's, except per share data):

                                -----------------------------------------------
                                  First        Second       Third       Fourth
                                 Quarter      Quarter      Quarter      Quarter
                                ===============================================
2000:
Revenues ..................     $ 20,117     $ 19,392     $ 19,214     $ 17,781
Gross Margin ..............        3,661        3,564        3,842        3,566
Net income ................          217          152          252          224
Basic and diluted
  earnings per share ......         0.06         0.04         0.07         0.06
                                -----------------------------------------------
1999:
Revenues ..................     $ 15,413     $ 15,568     $ 16,919     $ 20,253
Gross Margin ..............        3,043        2,967        3,100        3,495
Net income ................          358          252          281         (171)
Basic and diluted
  earnings per share ......         0.10         0.07         0.08        (0.05)
                                ===============================================


REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of Joule Inc.

     We have audited the accompanying consolidated balance sheets of Joule Inc. (a Delaware corporation) and subsidiaries as of September 30, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joule Inc. and subsidiaries as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

Roseland, New Jersey
November 10, 2000

                                                                                                  Joule Inc. and Subsidiaries
CORPORATE DATA


Board of Directors                        Auditors                                 Market for Registrant's
                                                                                   Common Equity and Related
Richard P. Barnitt                        Arthur Andersen LLP                      Stockholder Matters
Financial Consultant                      101 Eisenhower Parkway
                                          Roseland, New Jersey 07068                    The Company's Common Stock is
Robert W. Howard                                                                   traded on the American Stock Exchange
Chairman of the Board                     Transfer Agent & Registrar               under the symbol JOL. The high and
Reisen Lumber Industries, Inc.                                                     low sales prices for the Common Stock
                                          Continental Stock Transfer & Trust Co.   as reported by the American Stock
Emanuel N. Logothetis                     2 Broadway                               Exchange were as follows:
Chairman of the Board and                 New York, New York 10275-0491
Chief Executive Officer                                                                                       --------------
                                          JOULE Common Stock is traded on the                                  High     Low
Nick M. Logothetis                        American Stock Exchange under the                                   ==============
President                                 symbol JOL.
Chartwell Consulting Group                                                         Calendar 1998
                                          Annual Meeting                             Fourth Quarter.........  3-3/8    1-7/8
Steven Logothetis                                                                                             --------------
Attorney                                  The annual meeting of JOULE Inc. will
                                          be held on Wednesday, February 7, 2001   Calendar 1999
Andrew Spohn                              at 10:30 a.m., at the Pines Manor,         First Quarter..........  4-5/8    2
Business Consultant                       Edison, New Jersey.                        Second Quarter.........  3-1/8    2-1/8
                                                                                     Third Quarter..........  2-3/4    2
                                          Joule Inc. Offices                         Fourth Quarter.........  2-1/8    1-1/2
Officers                                                                                                      --------------
                                          Headquarters
Emanuel N. Logothetis                     1245 Route 1 South                       Calendar 2000
Chairman of the Board and                 Edison, New Jersey                         First Quarter..........  2-3/8    1-1/2
Chief Executive Officer                   (732) 548-5444                             Second Quarter.........  1-13/16  1-1/4
                                          Fax: (732) 494-6346                        Third Quarter..........  1-7/8    1-1/8
John G. Wellman, Jr.                                                                                          --------------
President and Chief Operating Officer     Technical Staffing Locations
                                          Edison, New Jersey                         Fourth Quarter
Bernard G. Clarkin                        Neshaminy, Pennsylvania                      (through December 6).  1-11/16  1-1/4
Vice President, Chief Financial Officer                                                                       ==============
and Secretary                             Ideal Technical Services Locations
                                          Mobile, Alabama
Judith Bryant                             Houston, Texas                                As of December 6, 2000, there
Vice President                                                                     were approximately 700 holders of the
                                          Commercial Staffing Locations            Company's Common Stock. No cash
Stephen Demanovich                        Bound Brook, New Jersey                  dividends have been declared on the
Vice President                            Camden, New Jersey                       Common Stock.
                                          Cherry Hill, New Jersey
John F. Logothetis                        Edison, New Jersey
Vice President                            Elizabeth, New Jersey
                                          New Brunswick, New Jersey
John Porch                                Northfield, New Jersey
Vice President                            Paramus, New Jersey
                                          Parsippany, New Jersey
Joseph Vendetti                           Passaic, New Jersey
Vice President                            Trenton, New Jersey
                                          Union City, New Jersey
                                          Wilmington, Delaware
Corporate Information                     Baltimore, Maryland
                                          Ft. Lauderdale, Florida
For a copy of Form 10-K or other
information about the Corporation,        Industrial Staffing Locations
contact:                                  Gibbstown, New Jersey
                                          South Plainfield, New Jersey
Investor Relations Secretary              Fishkill, New York
JOULE INC.                                Baltimore, Maryland
1245 Route 1 South                        Lawrenceville, Illinois
Edison, New Jersey 08837                  Memphis, Tennessee
(732) 548-5444

Email address: JOL@jouleinc.com
      Or
Visit our web site at www.jouleinc.com


Designed by Curran & Connors, Inc. / www.curran-connors.com

                                     JOULE

                                1245 Route 1 South
                            Edison, New Jersey 08837
                                  732-548-5444

       Our Web Site www.jouleinc.com is continuing to provide information about Joule to those with access to the internet.