Form 10-K, Exhibit 13
period 2001-09-30
JOULE INC
filed 2001-12-28
CIK 798168

EXHIBIT 13

                                                                       [PICTURE]



SOLUTIONS for today's WORKPLACE



JOULE 2001 Annual  Report



[PICTURE]

[PICTURE]


                                     JOULE

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

[THE FOLLOWING TABLE WAS REPRESENTED BY GRAPH IN THE PRINTED MATERIA.]



Selected Financial Information

                                                          Years Ended September 30,
---------------------------------------------------------------------------------------------
(In thousands, except per share data)          2001      2000      1999      1998       1997
---------------------------------------------------------------------------------------------
Revenues                                     $78,654   $76,504   $68,153   $55,301    $48,590

Net Income                                       622       845       720       706      1,066

Net Income Per Share Basic and Diluted          0.17      0.23      0.20      0.19       0.29

Total Assets                                  18,180    16,352    18,376    12,913     10,843

Long-Term Debt                                    --        --        --       381        406

Non-Current Capital Lease Obligations            207        --        --        --         --
---------------------------------------------------------------------------------------------

Letter to Our  Stockholders

                                                                       [PICTURE]

                                     Joule

While the staffing industry faced a year of contraction, our company's ability to react quickly and effectively to challenging market conditions allowed us to achieve another record setting year. In 2001, our sales increased to almost $79 million, a new record, while our gross margin as a percentage of those sales improved substantially year-over-year from 19.1% to 19.8%. Despite the rapidly weakening economy, our growth momentum accelerated during the second half of the year. While overall profits were down for the full year, our profitability turned positive during the second half--and remains strong. We remain optimistic that these trends will continue well into next year.

     In addition to setting a new sales record, Joule opened four new offices in high-growth locations, made significant investments in information technology, and continued our leadership in providing value added services to our growing list of clients, particularly in New Jersey--our primary market. Despite the national economic downturn, the New Jersey market has been remarkably strong, and we continue to expand our presence there. Joule is now the preferred clerical staffing firm for the New Jersey state government, and we continue to improve our long-term relationships with the state's robust pharmaceutical industry.

     As for our future growth opportunities, Joule is extraordinarily well positioned to take advantage of any rebound in the national economy. In 2001, our strong financial condition, coupled with our accelerating sales growth, allowed us to continue to strengthen our organization, which, we believe, will bring direct value to both our clients and shareholders in the years ahead.

Mid-Course Changes

As the nation's economy continued to cool last year, we adjusted our growth strategy to meet these new challenges. During the second and third quarters of the year, we consolidated or closed seven facilities, which resulted in cost savings that helped the last half of the year. At the same time, we reinvested some of those cost savings into four new offices, all built around strong customer relationships in growing markets. Our Joule Technical office in Bluebell, Pennsylvania--the heart of that state's computer and biotechnology industries--was officially opened in 2001. That office, one of our fastest growing, expanded to a full time staff of five over the course of the year. In addition, we opened an Industrial Services office in Mobile, Alabama, as well as new Commercial Staffing offices in Red Bank (NJ) and in Dover (NJ), strengthening our New Jersey presence.

Competitive Advantages

In a rapidly changing marketplace, our key competitive advantage is our specialty-focused strategy. We offer clients three separate and highly responsive specialties--Technical Staffing, Commercial Staffing and Industrial Services. Our focus on these three areas not only allows Joule to provide higher quality services to clients, it continues to deliver the greatest long-term benefit to our shareholders. The fact that our gross margins increased again in 2001 is a strong indication that clients recognize the advantages of those services.

     Not only is Joule a primary choice for most mid-market clients, but our broad regional presence makes us the ideal provider for major firms in the Northeast searching for the kind of high quality technical staffing, commercial staffing and industrial services they can't get from either large national firms or small local firms.

Division Performances

Technical Staffing is our fastest growing division, and continues to be a solid contributor to our financial success. Our skilled technical and scientific professionals remain in great demand, irrespective of the current economic climate. As their experience and skills develop, so does their worth in the marketplace, providing even greater value to our technical clients.

     In 2001, we sought to increase the depth of our technical talent, focusing on increasing our share of project-based staffing, direct placement and other high margin services. These offerings add an important new dimension to our business, and will help cement relationships with our Technical Staffing clients, especially in the rapidly growing pharmaceutical and biotechnology industries. With new offices and our ongoing emphasis on specialty clinical staffing, Joule is poised to take full advantage of that future growth.

     Commercial Staffing continued its outstanding performance in 2001. We continue to win and retain client accounts based on our clients' preference for the high level of personalized service and professionalism. Backed by the strongest sales organization in our history, and an effective management team at all levels, Commercial Staffing achieved improvements in gross margin and operating income. While Industrial Services had a challenging first half, momentum in that segment of our business improved significantly in the last half of the year.

Technology Improvements

This year, we made substantial investments in our technology to increase individual productivity and upgrade our financial management system capabilities. In a knowledge driven business, these new investments will help us utilize our proprietary knowledge base to the best advantage of our clients, and the long-term expectations of our shareholders. As a direct result of these investments, we now have a solid platform on which to increase our competitive advantage in the marketplace.

     Joule intends to maintain its competitive momentum in all of our business specialties, maximizing our significant long-term growth potential for the benefit of our clients and our shareholders. Our goal has never been to be the biggest in the staffing industry, but to be the best. Our emphasis on quality, our focus on specialized services, plus the talent and experience of our management and staff were critical to generating our positive 2001 results. They will continue to be a foundation for growth and success in 2002 and beyond.


/s/ Emanuel N.  Logothetis              /s/ John G.  Wellman,  Jr
--------------------------              --------------------------
Emanuel N.  Logothetis                  John G.  Wellman,  Jr
Chairman and                            President and Chief Operating  Officer
Chief Executive  Officer

                                      Joule

Remembering  That We Provide Solutions
--------------------------------------------------------------------------------

Clients are increasingly turning to Joule to make their lives easier and their businesses more successful over the long-term. Our size and specialty focus in technical staffing, commercial staffing and industrial services give us the perfect blend of resources and flexibility to successfully meet the changing dynamics of our clients' business needs.

With the rapid growth of the economy and the tight labor market over the last few years, both clients and the staffing industry have become accustomed to having staff requirements filled with inexperienced, under qualified, and often mismatched applicants in order to solve the current crisis of the day.
Unfortunately, these short-term solutions inevitably burden companies with long-term costs associated with lower staff productivity, poor work quality, and high turnover--all of which lead to even higher training costs as management struggles to cope with an increasingly chaotic workplace.

     In today's fast moving business environment, clients need more than "warm bodies" to fill key positions. They should have the right people with the right experience in the right place--all at the right time. In short, they need a firm who can be a strong working partner, who understands their real needs--a partner they can trust to provide not only staff but, more importantly, efficient and effective staffing solutions.

     While much of the staffing industry may have forgotten why they're in the business, Joule never has. Instead of shortsighted fixes, we take a long-term perspective, safeguarding our clients' critical human resource investments by helping them find the right solutions, assigning the right staff and then focusing on staff retention in order to maximize their contribution to the client's success.

     At Joule, helping our clients' businesses achieve long-term success is our major objective--whether it's meeting a critical milestone, staffing a new drug development project, expanding industrial production, or rolling out the latest computer technology.


                    Something we do 24/7, year in, year out.

                   Performance like this doesn't just happen.

                              It starts with Joule.

[PICTURE]

Technical Staffing

Joule Technical Staffing is the premier regional provider of scientific, engineering and information technology professionals in the Mid-Atlantic and Southeastern regions of the United States. In fiscal 2001 Joule Technical's business continued to grow, resulting in our seventh consecutive year of revenue growth.

     Our business relationships are founded on our commitment to provide the best available professional talent to our clients. Strengthening and building key client relationships combined with specialized, focused candidate recruitment and selection strategies are unique cornerstones of Joule Technical's customer service program. In today's economy, these strategies have enabled us to successfully win new clients and expand existing relationships.

     During 2001 we enlarged our operation in the Greater Philadelphia region, expanded our Clinical Staffing niche, focused a portion of our team on meeting the needs of our marine and shipbuilding clients in the Southeast, and launched "Mercer Harding Associates"--a business team dedicated to supporting our clients' needs for highly skilled IT Network professionals.

     In fiscal 2002 we are committed to further expand and develop our sales and recruiting teams in order to better serve our growing client base, accelerate geographic and niche expansion into new profitable markets, and fully utilize technology to drive productivity and efficiency for our company and our clients.

     Our dedication to quality and individual customer service will continue to elevate Joule Technical above the rest of our industry and ensure we continue to be our clients' preferred solution for fulfilling their critical, highly skilled staffing requirements.

                                   TECHNICAL

Providing contract staff, direct placement services and single source management programs in the following discipline areas:

Scientific

Chemists, biologists, biochemists, pharmacologists, clinical research associates, clinical data coordinators, drug safety specialists, drug information specialists, clinical programmers, process validation professionals, chemical operators, and laboratory technicians

Engineering

Engineers,   designers,   project  managers,   CAD  professionals,   architects,
inspectors, schedulers, planners, and purchasing professionals

Information Technology

Network engineers, LAN/WAN administrators, network security specialists, system architects, and statistical programmers

[PICTURE]

[PICTURE]


     "Joule  Technical's  staffing  and  operations   performance  is  not  only
excellent, but they have established themselves as a valuable resource to our entire organization."

Industrial  Services

"Joule's work was done quickly, correctly and safely...completed all of their assigned jobs ahead of schedule and we were able to utilize their available time to address additional projects without a major increase in the budget."

Unlike Joule's other two specialty business units, Industrial Services is not a provider of temporary staffing services. Instead it offers a full range of outsourced industrial services solutions addressing the support and maintenance of America's business operations.

     Outsourcing non-core activities and functions over the past ten years has become a standard in American business. Typically American businesses have scaled back their internal organizations and instead have increased their use of specialty firms on a "just in time" basis in order to maintain and install their capital equipment. Irrespective of how businesses approach these requirements, they must maintain and upgrade the productivity of their existing industrial facilities every year and install over $1 trillion of new investment annually.

     Joule's Industrial Services provides our clients two separate lines of services, covering the complete spectrum of outsourcing requirements.

     o Joule Industrial Contractors provides industrial contracting services anywhere in the United States, supporting our client's needs to install new equipment, perform scheduled and unscheduled maintenance and provide specialty project support. Additionally we have developed industry specializations that are deployable nationwide in petrochemical operations, waste-to-energy equipment, paper manufacturing facilities and conveyor installation for manufacturing and distribution industries. Supporting these efforts, Industrial Contractors has developed expertise in all crafts required, including scaffolding, in order to offer a complete solution for our client. During 2001 Industrial Contractors continued to expand its geographic presence with a new office in Mobile, Alabama, offering enhanced support to our clients in the Southeastern region of the United States.

     o Joule Technical Services focuses on our client's desire to outsource facilities maintenance and management, including power plant operations, as well as in-house maintenance operations. During 2001 Technical Services continued to add new clients who appreciate
          Technical Services' strengths in labor relations management and facilities management competence and professionalism. Supporting these multi-year contractual relationships, Technical Services has an expert team of deployable supervision and craft labor staff who can address our clients' project and unscheduled maintenance requirements.

     Like Joule's other two specialty business units, Industrial Services is dedicated to creating total client satisfaction, focusing on a close working relationship based on mutual expectations regarding quality of the final work product, mutual commitment to safety standards and trust. Industrial Services nationally will set the standard by which customer service will be measured.


[PICTURE]


                                   Industrial

Specializing in on-demand project and work force management solutions utilizing skilled craft labor in the following situations:


Industrial Contractors

Capital projects, plant shutdowns, plant turnarounds, as well as major equipment installation and maintenance requiring supervision, logistical support, and skilled craft labor

Technical Services

Facilities  maintenance  and  management,   power  plant  operations,   in-house
maintenance operations, outsourcing, shutdown support, and supplemental craft labor

Craft Specialties

Welders, pipefitters, electricians, carpenters, machinists, HVAC mechanics, insulators, rigging specialists, and millwrights

Commercial  Staffing

Joule Commercial Staffing provides exceptional service specializing in fulfilling our clients' professional, clerical and light industrial staffing requirements. Our temporary, temp-to-hire and direct hire services offer flexible choices that will best address changing business challenges and supplement the client's own core staffing capabilities.

     Our solutions are built around four core competencies: Recruiting, Workforce Management, Service Quality and Value Pricing. In-depth knowledge of our customer's needs and environment ensures exceptional service delivery. And we adapt our recruiting efforts to meet market conditions. Good people know other good people, which is why the majority of our candidates are referrals and reactivations. Our interview process for light industrial candidates, as well as our expanded skills testing and evaluation tools for our clerical candidates ensure our recommended employees are an exact match for our client's openings and, therefore, immediately productive.

     Record retention of our clients confirms that our commitments to detail and quality are appreciated and valued by the customer. Clients need partners, not vendors, to solve their organization's human resource needs.

                                   Commercial

Providing temporary staff, temp-to-hire staff, and direct hire placement services in the following discipline areas:

Professional

Accounting, executive and senior office professional staff

Administrative

Office automation, office support, secretarial, customer service, and accounting support

Light Industrial/ Manufacturing

Production personnel, warehouse staff, equipment operators, and production supervision

[PICTURE]

"Working with Joule Staffing has been a pleasure. First, the team took proper actions to determine our exact needs. Second, they searched to find the right person at the right price. They left no recruiting method unturned. The team always delivered. Our management staff raved about the services rendered. I will always continue to call upon Joule Staffing Services."

Joule Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

  The following table sets forth the percentage relationship of certain items in the Company's consolidated statements of income:

                                             Year Ended September 30,
--------------------------------------------------------------------------------

                                            2001      2000      1999
--------------------------------------------------------------------------------

Revenues                                   100.0%    100.0%    100.0%
Costs, expenses and other
  Cost of services                          80.2      80.9      81.5
  Selling, general & administrative
  expenses                                  18.2      16.6      16.3
  Interest expense--net                      0.3       0.7       0.5
Income before income tax provision           1.3       1.8       1.7
Income tax provision                         0.5       0.7       0.6
Net income                                   0.8       1.1       1.1
--------------------------------------------------------------------------------

     The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft industrial plant and facility maintenance) labor. Virtually all revenue is billed on a direct cost plus markup basis. Revenue grew in the latter part of fiscal 2001 despite an overall industry and economic downturn. Revenue increased 3% to $78.7 million in fiscal 2001 from $76.5 million in 2000. This followed a 12% increase in revenue in 2000 from a 1999 level of $68.2 million. Commercial staffing revenue decreased 6% to $25.3 million in 2001, reflective of the top line softness of this segment earlier in the year, partially due to a decision to focus on higher margin business. In 2000, Commercial staffing revenue increased 3% to $27.0 million from $26.1 million in 1999. Technical staffing revenue increased 8% to $25.7 million in 2001, compared to 2000 revenue of $23.7 million, and increased 17% during 2000 over 1999 revenue of $20.2 million. The increase in 2000 reflects the acquisition of Ideal Technical Services (Ideal) in May 1999, which contributed revenue of $6.8 million in 2000 and $3.4 million in 1999. Industrial staffing revenue in 2001 amounted to $27.6 million, a 7% increase over 2000 revenue of $25.7 million, while 2000 revenue represented an 18% increase over 1999 revenue of $21.8 million.

     Cost of services were 80.2%, 80.9% and 81.5% of revenues in fiscal 2001, 2000 and 1999, respectively. These expenses consist primarily of compensation to employees on assignment to clients and related costs, including social security, unemployment taxes, general liability and workers' compensation insurance, and other costs of services, including travel expenses and a van transportation service which transports some commercial staffing workers to job sites.

     Selling, general and administrative expenses amounted to $14.3 million in 2001, compared to $12.7 million in 2000 and $11.1 million in 1999. Such expenses were 18.2%, 16.6% and 16.3% of revenues in 2001, 2000 and 1999 respectively. Selling, general and administrative expenses include staff payroll and related expenses in addition to advertising, professional fees, depreciation and amortization, provision for the allowance for doubtful accounts, rent, and other costs related to maintaining the Company's branch offices. The 2001 selling, general and administrative expenses increase was principally related to higher staff employee payroll and other branch related expenses. The Company initiated certain personnel and other branch cost reductions during the latter part of 2001, which had a positive impact and will further benefit future periods. The year 2000 included some non-recurring employee benefit expenses. In 1999, selling, general and administrative expenses also included a special one-time pre-tax charge of $500,000 taken to establish a reserve related to the bankruptcy of a Commercial staffing customer.

     Interest expense decreased to $357,000 in 2001 from $550,000 in 2000 reflecting a decrease in average borrowings along with decreases in interest rates. In 2000, interest expense increased from the 1999 level of $348,000 as average borrowings increased to support the Company's continuing growth, including the Ideal acquisition in 1999, as well as higher interest rates in 2000. After giving effect to the utilization of certain tax credits, the effective tax rates for 2001, 2000 and 1999 were 37%, 39% and 36%, respectively. As a result of the above, net income was $622,000 or $0.17 per share basic and diluted in 2001 compared with $845,000 or $0.23 per share basic and diluted in 2000 and $720,000 or $0.20 per share basic and diluted in 1999.

Liquidity and Capital Resources

     Current assets at September 30, 2001 were $12,384,000 compared to $10,834,000 at September 30, 2000 and current liabilities were $8,873,000 compared to $7,877,000 as of September 30, 2000. The increase in current assets principally relates to an increase in accounts receivable, net of allowance for doubtful accounts, of $1.4 million as a result of a significant improvement in fourth quarter sales in fiscal 2001 compared to the fourth quarter of 2000. While accounts receivable increased, days sales outstanding decreased due to continued emphasis on credit and collections, including investment in additional staff, in 2001. An increase in prepaid expense of approximately $200,000 principally related to prepayment of income taxes. Other assets decreased $249,000 principally due to the collection of a non-current note receivable in 2001. The increase in current liabilities principally results from a $270,000 increase in loans payable; an approximate $250,000 increase in accrued payroll and related taxes due to a higher level of business in the final week of 2001; and an approximate $500,000 increase in accounts payable and accrued expenses principally related to normal accounts payable fluctuations, a higher sales level for September 2001 compared to September 2000 and $84,000 representing the current portion of capitalized leases. While the Company's capital expenditures are relatively modest due to the nature of its business, $325,000 was expended in the current fiscal year in connection with the installation of a new information technology system; additionally, $291,000 related to automotive capital lease obligations has been included in property and equipment in 2001. A related liability of $291,000 has been recorded. Employees typically are paid on a weekly basis. Clients generally are billed on a weekly basis. The Company has generally utilized bank borrowings to meet its working capital needs. The Company has a $9,000,000 bank line of credit; loans thereunder are secured principally by receivables with interest at LIBOR plus one and one-half percent with a prime rate less one-half percent option; $5,250,000 was outstanding under this line as of September 30, 2001. The Company believes that internally generated funds and available borrowings will provide sufficient cash flow to meet its requirements for the next 12 months.

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

Joule Inc. and Subsidiaries

Consolidated Balance Sheets

                                                               September 30,
----------------------------------------------------------------------------------
                                                              2001          2000
----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                                                   $   251,000   $   237,000
  Accounts receivable, less allowance for
     doubtful accounts of $564,000 in 2001 and
     $514,000 in 2000, respectively                       11,124,000     9,749,000
  Prepaid expenses and other current assets                1,009,000       848,000
----------------------------------------------------------------------------------
      Total Current Assets                                12,384,000    10,834,000
PROPERTY AND EQUIPMENT, NET                                4,612,000     4,013,000
GOODWILL                                                   1,129,000     1,201,000
OTHER ASSETS                                                  55,000       304,000
----------------------------------------------------------------------------------
                                                         $18,180,000   $16,352,000
==================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable to bank                                  $ 5,250,000   $ 4,980,000
  Accounts payable and accrued expenses                    1,783,000     1,269,000
  Accrued payroll and related taxes                        1,840,000     1,585,000
  Income taxes                                                    --        43,000
----------------------------------------------------------------------------------
      Total Current Liabilities                            8,873,000     7,877,000
----------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS                                    207,000            --
----------------------------------------------------------------------------------
      Total Liabilities                                    9,080,000     7,877,000
----------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
    Authorized  500,000 shares,  none  outstanding                --            --
  Common stock,  $.01 par value:
    Authorized 10,000,000 shares--issued 3,826,000 and
     3,820,000 shares in 2001 and 2000, respectively          38,000        38,000
  Additional paid-in capital                               3,672,000     3,669,000
  Retained earnings                                        5,772,000     5,150,000
----------------------------------------------------------------------------------
                                                           9,482,000     8,857,000
  LESS: Cost of 144,000 shares of common stock held
     in treasury                                             382,000       382,000
----------------------------------------------------------------------------------
      Total Stockholders' Equity                           9,100,000     8,475,000
----------------------------------------------------------------------------------
                                                         $18,180,000   $16,352,000
==================================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                      Joule Inc.
                                                                         PAGE  7

Joule Inc. and Subsidiaries

Consolidated Statements of Income

                                                             Years Ended September 30,
---------------------------------------------------------------------------------------------
                                                         2001           2000          1999
---------------------------------------------------------------------------------------------
REVENUES                                             $78,654,000    $76,504,000   $68,153,000
---------------------------------------------------------------------------------------------
COSTS, EXPENSES, AND OTHER:
  Cost of services                                    63,059,000     61,871,000    55,548,000
  Selling, general and administrative expenses        14,332,000     12,707,000    11,130,000
  Interest expense                                       357,000        550,000       348,000
  Interest income                                        (85,000)            --            --
---------------------------------------------------------------------------------------------
Income before income tax provision                       991,000      1,376,000     1,127,000
Income tax provision                                     369,000        531,000       407,000
---------------------------------------------------------------------------------------------
Net income                                              $622,000       $845,000      $720,000
=============================================================================================
Basic and diluted earnings per share                       $0.17          $0.23         $0.20
=============================================================================================
Weighted average common shares outstanding--basic      3,682,000      3,676,000     3,673,000
Weighted average common shares and common
     equivalents outstanding--diluted                  3,682,000      3,676,000     3,673,000
=============================================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated  Statements of Changes in Stockholders' Equity

                                                              Additional
                                  Shares of      Common        Paid-in         Retained        Treasury
                                 Common Stock     Stock        Capital         Earnings         Stock
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1998      3,816,000      $38,000      $3,658,000      $3,585,000      $(389,000)
  Net Income                             --           --              --         720,000             --
  Exercise of Stock Options           4,000           --          11,000              --             --
-------------------------------------------------------------------------------------------------------
Balances, September 30, 1999      3,820,000       38,000       3,669,000       4,305,000       (389,000)
  Net Income                             --           --              --         845,000             --
  Stock Awards                           --           --              --              --          7,000
-------------------------------------------------------------------------------------------------------
Balances, September 30, 2000      3,820,000       38,000       3,669,000       5,150,000       (382,000)
  Net Income                             --           --              --         622,000             --
  Stock Awards                        6,000           --           3,000              --             --
-------------------------------------------------------------------------------------------------------
Balances, September 30, 2001      3,826,000      $38,000      $3,672,000      $5,772,000      $(382,000)
=======================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Joule Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                               Years Ended September 30,
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      2001               2000             1999
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                      $   622,000       $   845,000       $   720,000
  Adjustments to reconcile net income to
     net cash flows provided by (used in)
     operating activities:
      Depreciation and amortization                                                   883,000           822,000           703,000
      Provision for losses on accounts receivable                                     358,000           250,000           778,000
      Changes in operating assets and liabilities:
        Accounts receivable                                                        (1,733,000)        2,681,000        (4,909,000)
        Prepaid expenses and other assets                                              90,000          (985,000)          116,000
        Accounts payable and accrued expenses                                         430,000          (160,000)          750,000
        Accrued payroll and related taxes                                             255,000            96,000          (404,000)
        Income taxes                                                                  (43,000)          (85,000)          204,000
---------------------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by (used in)
               operating activities                                                   862,000         3,464,000        (2,042,000)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment                                           (1,118,000)         (659,000)         (870,000)
  Acquisition of a business                                                                --                --        (1,374,000)
---------------------------------------------------------------------------------------------------------------------------------
          Net cash flows used in investing activities                              (1,118,000)         (659,000)       (2,244,000)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in loans payable to bank                                        270,000        (2,720,000)        4,600,000
  Payment of long-term debt                                                                --                --          (406,000)
  Proceeds from exercise of stock options                                                  --                --            11,000
---------------------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by (used in)
               financing activities                                                   270,000        (2,720,000)        4,205,000
---------------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH                                                                     14,000            85,000           (81,000)
CASH, BEGINNING OF PERIOD                                                             237,000           152,000           233,000
---------------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                               $   251,000       $   237,000       $   152,000
=================================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                                                 $   376,000       $   558,000       $   319,000
=================================================================================================================================
    Income taxes paid                                                             $   632,000       $   624,000       $   206,000
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTION:
    Capitalized leases                                                            $   291,000        $       --       $       --
=================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                                           Joule
                                                                         PAGE  9

Notes to Consolidated Financial Statements

Note 1--Summary of Significant Accounting Policies:

     Basis of Presentation--The consolidated financial statements include the accounts of JOULf INC. and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

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

     Property and Equipment--Property and equipment are stated at cost. Depreciation has been provided primarily by the straight-line method, at rates based upon estimated useful lives of 3 to 5 years for automotive equipment and 5 to 10 years for machinery, equipment, furniture and fixtures. Improvements to leasehold property are amortized on the straight-line method over the remaining lease term or the useful lives of related property, whichever is shorter. Buildings are depreciated over 30 years. Leased assets meeting Statement of Financial Accounting Standards No. 13, "Accounting for Leases" criteria have been capitalized and included in property and equipment.

     Revenue Recognition--Revenue is recorded when services are rendered. The Securities and Exchange Commission has issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition and Views on Selected Revenue Recognition Issues" which is effective December 2000. The Company did not have a material change to its accounting for revenues as a result of adopting the provisions of SAB 101.

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

     Earnings Per Share--Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires the presentation of basic earnings per share
(EPS) and diluted EPS. Basic EPS is calculated by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding plus additional common shares that could be issued in connection with potentially dilutive securities. Diluted shares outstanding are equal to basic shares as all outstanding stock options contain exercise prices greater than the fair value of the Company's common stock during the period.

     Goodwill--During 1999, the Company acquired Ideal Technical Services ("Ideal") for $1,374,000, which was accounted for under the purchase method. In connection with this acquisition, the Company recorded $1,269,000 of goodwill. Goodwill has generally been amortized over a period of twenty years. Amortization of goodwill amounted to $72,000 in 2001, $84,000 in 2000 and $44,000 in 1999.

     During June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS No.
142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, early adoption is allowed and the Company currently intends to adopt SFAS No. 142 as of October 1, 2001.

     SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. The Company has not fully assessed the potential impact of the adoption of SFAS No. 142, which will be effective for the Company as of October 1, 2001, but believes that goodwill recognized prior to July 1, 2001 will no longer be amortized upon adoption of SFAS No. 142.

     Long-Lived Assets--The provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" (SFAS
121) require, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any changes in circumstances have occurred that would cause any impairment to the long-lived assets.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company plans to adopt the standard October 1, 2002, and does not expect that the adoption of SFAS No. 144 will have a material effect on its consolidated results of operations or financial position.

Note 2--Property and Equipment:

     Property and equipment consists of:

                                                           September 30,
--------------------------------------------------------------------------------
                                                         2001               2000
--------------------------------------------------------------------------------
Land                                              $   671,000         $  671,000
Buildings and improvements                          2,568,000          2,529,000
Computer equipment and software                     2,809,000          2,185,000
Automotive vehicles                                 2,097,000          1,709,000
Furniture and equipment                             2,188,000          2,045,000
--------------------------------------------------------------------------------
                                                   10,333,000          9,139,000
Less: Accumulated depreciation
  and amortization                                  5,721,000          5,126,000
--------------------------------------------------------------------------------
                                                  $ 4,612,000         $4,013,000
================================================================================


Joule Inc.
PAGE  10

Note 3--Loans Payable To Bank:

     At September 30, 2001, the Company has an annual renewable line of credit of $9,000,000 that bears interest at LIBOR plus one and one-half percent with a prime rate less one-half percent option. The average interest rate at September 30, 2001 was 4.41%. At September 30, 2001, $3,750,000 of the line of credit was unused. Related borrowings are collateralized principally by accounts receivable. The Company is required to comply with certain financial covenants. The current line matures May 31, 2002. The Company has the intent and believes it has the ability to renew the line or obtain similar financing.

Note 4--Stock Option Plan:

     The Company adopted a new stock option plan in 2001. No options were granted under this plan. The Company's 2001 Stock Option Plan provides for the grant of non-qualified or incentive stock options covering up to an aggregate of 500,000 shares of common stock to directors, officers, and other employees of the Company. The option price cannot be less than the fair market value of the stock at the time the options are granted. At September 30, 2001, there were 176,000 stock options outstanding under the 1991 Stock Option Plan at prices ranging from $2.00 to $5.38, of which 96,000 options are exercisable. No new options will be granted under the 1991 plan. There were 4,000 stock options from a previous stock option plan at a price of $2.63 which were exercised in 1999. In 2001, options for 11,000 shares were granted under the 1991 plan at a price of $2.00 and 5,000 options expired. In 2000, options for 55,000 shares were granted under the 1991 plan at a price of $2.00 and 100,000 options were cancelled. There were no options granted in 1999.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), permits an entity to continue to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," or adopt a fair value based method of accounting for such compensation. The Company has elected to continue to account for stock-based compensation under Opinion No. 25. Accordingly, no compensation expense has been recognized in connection with options granted. Had compensation expense for options granted subsequent to October 1, 1995 under the Company's stock option plans been determined based on the fair value at the date of grant in accordance with SFAS 123, the Company's net income and net income per share would have been as follows:

                                        2001             2000           1999
--------------------------------------------------------------------------------

Net income
  As reported                         $622,000         $845,000        $720,000
  Pro forma                            569,000          755,000         633,000
Net income per share Basic
  and Diluted
  As reported                             0.17             0.23            0.20
  Pro forma                               0.15             0.21            0.17

     The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair values of options granted in 2001 was $1.16; in fiscal 2000 $1.88, based upon the following weighted average assumptions: expected volatility (62% in 2001 and 92% in 2000), risk-free interest rate (2% in 2001 and 6% in 2000), expected life (5 years in 2001 and 3 years in 2000), and expected dividend yield (0% in 2001 and
2000). There were no options granted in 1999.

Note 5--Income Taxes:

     The provision for income taxes is comprised of the following:

                                                     September 30,
--------------------------------------------------------------------------------
                                        2001             2000            1999
--------------------------------------------------------------------------------
Current:
  Federal                             $280,000         $407,000        $306,000
  State and Local                       89,000          124,000         101,000
--------------------------------------------------------------------------------
                                      $369,000         $531,000        $407,000
--------------------------------------------------------------------------------

  The provision for income taxes varied from the tax computed at the U.S. Federal statutory rates of 34% in fiscal 2001, 2000 and 1999 for the following reasons:

                                                     September 30,
--------------------------------------------------------------------------------
                                        2001             2000            1999
--------------------------------------------------------------------------------
U.S. Federal tax at statutory rates  $ 337,000        $ 468,000       $ 383,000
State income taxes, net of
  Federal tax benefit                   59,000           83,000          68,000
Utilization of tax credits             (27,000)         (20,000)        (44,000)
--------------------------------------------------------------------------------
                                     $ 369,000        $ 531,000       $ 407,000
--------------------------------------------------------------------------------

Note 6--Commitments and Contingencies:

  The Company's facilities are leased under non-cancellable terms expiring through 2006. Rent expense was $541,000, $430,000 and $291,000 for the years ended September 30, 2001, 2000 and 1999, respectively. The Company also leases certain autos under capital lease arrangements.

     Aggregate rentals for the remaining lease terms at September 30, 2001 are as follows:

                                                 Capital               Operating
Year Ending September 30,                         Leases                 Leases
--------------------------------------------------------------------------------
2002                                           $  103,000             $  411,000
2003                                              101,000                298,000
2004                                               87,000                224,000
2005                                               39,000                 85,000
2006                                                   --                  2,000
--------------------------------------------------------------------------------
                                                  330,000             $1,020,000
                                                                      ----------
Amount representing interest                      (39,000)
---------------------------------------------------------
Capital lease obligations                         291,000
Obligations due within one year                   (84,000)
---------------------------------------------------------
Long-term lease obligations                      $207,000
=========================================================

Note 7--Transactions with Major Stockholders and Affiliates:

     The Company rented facilities from certain of its stockholders and their affiliates for approximately $15,000, $36,000 and $50,000 for each of the years ended September 30, 2001, 2000 and 1999, respectively. Further, in 1997 the Company entered into a three-year lease with the purchaser of property formerly owned by an affiliate. Annual rentals under this lease approximated $133,000. The Company subleased most of this space to the affiliate which reimbursed the Company approximately $115,000 per year. This lease and sublease was terminated in 2000.

     The Company paid certain major stockholders Board of Director's fees of $14,000, $12,000 and $19,000 for the fiscal years 2001, 2000 and 1999, respectively; accounts receivable include amounts due for services rendered to a company owned by a stockholder of $55,000, $56,000 and $35,000 at September 30, 2001, 2000 and 1999, respectively.

                                                                      Joule Inc.
                                                                         PAGE 11

Notes to Consolidated Financial Statements

Note 8--Segment Disclosures:

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

     Information concerning operations by operating segment is as follows (in 000's):

                                                2001         2000         1999
-------------------------------------------------------------------------------
Revenues
  Commercial                                 $ 25,322     $ 27,044     $ 26,112
  Technical                                    25,733       23,715       20,214
  Industrial                                   27,599       25,745       21,827
-------------------------------------------------------------------------------
                                             $ 78,654     $ 76,504     $ 68,153
-------------------------------------------------------------------------------
Income Before Tax Provision
  Commercial                                 $  1,330     $  1,178     $    586
  Technical                                     2,186        2,027        1,696
  Industrial                                    1,506        1,928        1,993
  Corporate (unallocated
  including interest)                          (4,031)      (3,757)      (3,148)
-------------------------------------------------------------------------------
                                             $    991     $  1,376     $  1,127
-------------------------------------------------------------------------------
Depreciation & Amortization
  Commercial                                 $    214     $    210     $    153
  Technical                                       179          187          104
  Industrial                                      262          268          262
  Corporate (unallocated)                         228          157          184
-------------------------------------------------------------------------------
                                             $    883     $    822     $    703
-------------------------------------------------------------------------------
Identifiable Assets
  Commercial                                 $  4,454     $  3,613     $  5,991
  Technical                                     3,849        4,780        5,330
  Industrial                                    5,950        4,834        4,695
  Corporate (unallocated)                       3,927        3,125        2,360
-------------------------------------------------------------------------------
                                             $ 18,180     $ 16,352     $ 18,376
-------------------------------------------------------------------------------
Additions to Long-Lived Assets (1)
  Commercial                                 $    167     $    242     $    373
  Technical                                        32          121        1,508
  Industrial                                      446          265          323
  Corporate (unallocated)                         764           31          106
-------------------------------------------------------------------------------
                                             $  1,409     $    659     $  2,310
===============================================================================

(1)  Includes property & equipment and intangible asset additions.

Note 9--Selected Quarterly Financial Data (Unaudited)

     A summary of quarterly financial information for fiscal 2001 and 2000 is as follows (in 000's, except per share data):

                                   First       Second        Third       Fourth
                                  Quarter      Quarter      Quarter      Quarter
--------------------------------------------------------------------------------
2001:
Revenues                          $18,524      $19,518      $19,891      $20,720
Gross Margin                        3,592        3,744        4,068        4,192
Net income                             33           33          257          300
Basic and diluted
  earnings per share                 0.01         0.01         0.07         0.08
--------------------------------------------------------------------------------
2000:
Revenues                          $20,117      $19,392      $19,214      $17,781
Gross Margin                        3,661        3,564        3,842        3,566
Net income                            217          152          252          224
Basic and diluted
  earnings per share                 0.06         0.04         0.07         0.06
--------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders and
Board of Directors of Joule Inc.

     We have audited the accompanying consolidated balance sheets of Joule Inc. (a Delaware corporation) and subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joule Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
-----------------------
Roseland, New Jersey
November 9, 2001

Corporate Data

Board of Directors

Richard P. Barnitt
Financial Consultant

Robert W. Howard
Chairman of the Board
Reisen Lumber Industries, Inc.

Emanuel N. Logothetis
Chairman of the Board and
Chief Executive Officer

Nick M. Logothetis
President
Chartwell Consulting Group

Steven Logothetis
Attorney

Andrew Spohn
Business Consultant

Officers

Emanuel N. Logothetis
Chairman of the Board and
Chief Executive Officer

John G. Wellman, Jr.
President and Chief Operating Officer

Bernard G. Clarkin
Vice President,
Chief Financial Officer and Secretary

Judith Bryant
Vice President

Stephen Demanovich
Vice President

John F. Logothetis
Vice President

John Porch
Vice President

Joseph Vendetti
Vice President

Corporate  Information
For a copy of Form 10-K or other  information  about the Corporation, contact:
Investor Relations Secretary
JOULE INC.
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444
Email address: JOL@jouleinc.com
      Or
Visit our web site at www.jouleinc.com

Auditors
Arthur Andersen LLP
105 Eisenhower Parkway
Roseland, New Jersey 07068

Transfer Agent & Registrar
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, New York 10004

JOULE  Common Stock is traded on the American  Stock  Exchange  under the symbol
JOL.

Annual Meeting
The annual meeting of JOULE Inc. will be held on Wednesday, March 6, 2002 at 10:30 a.m., at the Pines Manor, Edison, New Jersey.

Joule Inc. Offices

Headquarters
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444
Fax: (732) 494-6346

Technical Staffing Locations
Edison, New Jersey
Blue Bell, Pennsylvania
Mobile, Alabama

Commercial Staffing
Services Locations
Cherry Hill, New Jersey
Dover, New Jersey
Edison, New Jersey
Elizabeth, New Jersey
Northfield, New Jersey
Paramus, New Jersey
Parsippany, New Jersey
Passaic, New Jersey
Red Bank, New Jersey
Trenton, New Jersey
Union City, New Jersey
Ft. Lauderdale, Florida
W. Palm Beach, Florida

Industrial Staffing Locations
Gibbstown, New Jersey
South Plainfield, New Jersey
Fishkill, New York
Baltimore, Maryland
Lawrenceville, Illinois
Mobile, Alabama

Market for Registrant's
Common Equity and
Related Stockholder Matters

     The Company's Common Stock is traded on the American Stock Exchange under the symbol JOL. The high and low sales prices for the Common Stock as reported by the American Stock Exchange were as follows:

               -------------------------------------------
                                            High     Low
               -------------------------------------------

               Calendar 1999
                 Fourth Quarter             2.13    1.50
               -------------------------------------------

               Calendar 2000
                 First Quarter              2.38    1.50
                 Second Quarter             1.81    1.25
                 Third Quarter              1.88    1.13
                 Fourth Quarter             1.69    1.00
               -------------------------------------------

               Calendar 2001
                 First Quarter              1.63    1.06
                 Second Quarter             1.40     .95
                 Third Quarter              1.65     .70
               -------------------------------------------

                 Fourth Quarter
                   (through December 12)    1.60     .70
               -------------------------------------------

     As of December 12, 2001, there were approximately 700 holders of the Company's Common Stock. No cash dividends have been declared on the Common Stock.


Designed by Curran &Connors, Inc. / www.curran-connors.com

JOULE
--------------------------------------------------------------------------------
1245 Route 1 South, Edison, New Jersey 08837

732-548-5444
www.jouleinc.com