Form 10-K, Exhibit 13
period 2002-09-30
JOULE INC
filed 2002-12-30
CIK 798168

EXHIBIT 13

[GRAPHIC OMITTED]                                     JOULE | 2002 ANNUAL REPORT

                                     Joule


  Technical Staffing        Industrial Services          Staffing Services
--------------------------------------------------------------------------------

JOULE

Selected Financial Information | YEARS ENDED SEPTEMBER 30,

                               [BAR CHART OMITTED]

===================================================================================================================
(In thousands, except per share data)                2002           2001          2000         1999          1998
-------------------------------------------------------------------------------------------------------------------
Revenues                                          $ 72,796        $78,654       $76,504       $68,153       $55,301
Net (Loss) Income                                     (162)           622           845           720           706
Net (Loss) Income Per Basic and Diluted Share        (0.04)          0.17          0.23          0.20          0.19
Total Assets                                        16,499         18,331        16,352        18,376        12,913
Long-Term Debt                                          --             --            --            --           381
Non-Current Capitalized Lease Obligations              184            207            --            --            --
===================================================================================================================

      Joule is a publicly owned American Stock Exchange staffing services company founded over 35 years ago, that specializes in changing the "fixed overhead" of Fortune 500 companies into "variable overhead" through outsourcing of non-core staffing needs.

      Joule supplies thousands of employees each year to its customers who are billed on an hourly basis as well as other full value services. Joule's solutions greatly enhance our clients' value and effectiveness in the current competitive environment.

Leadership through strong management

Board of Directors

Richard P. Barnitt
Financial Consultant

Robert W. Howard
Chairman of the Board
Reisen Lumber Industries, Inc.

Emanuel N. Logothetis
Chairman of the Board and
Chief Executive Officer

Nick M. Logothetis
President
Chartwell Consulting Group

Steven Logothetis
Attorney

Andrew Spohn
Senior Vice President
Lee, Hecht, Harrison

Officers

Emanuel N. Logothetis
Chairman of the Board and
Chief Executive Officer

John G. Wellman, Jr.
President and
Chief Operating Officer

Bernard G. Clarkin
Vice President,
Chief Financial Officer and Secretary

Judith Bryant
Vice President

Stephen Demanovich
Vice President

John F. Logothetis
Vice President

John Porch
Vice President

Joseph Vendetti
Vice President

Corporate Data

Corporate Information

For a copy of Form 10-K or other information about the Corporation, contact:

Investor Relations Secretary
JOULE Inc.
1245 Route 1 South
Edison, New Jersey 08837
(732) 548-5444
Email address: JOL@jouleinc.com

             Or

Visit our web site at www.jouleinc.com

Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, New York 10004

JOULE Inc. Common Stock is traded on the American Stock Exchange under the symbol JOL.

Annual Meeting

The annual meeting of JOULE Inc. will be held on Wednesday, February 5, 2003, at 10:30 a.m., at the Pines Manor, Edison, New Jersey.

Joule Inc. Offices

Headquarters

1245 Route 1 South
Edison, New Jersey
(732) 548-5444
Fax: (732) 494-6346

Technical Staffing Locations

Edison, New Jersey
Blue Bell, Pennsylvania
Mobile, Alabama

Commercial Staffing Services Locations

Bensalem, Pennsylvania
Edison, New Jersey
Elizabeth, New Jersey
Northfield, New Jersey
Nyack, New York
Parsippany, New Jersey
Passaic, New Jersey
Red Bank, New Jersey
Trenton, New Jersey
Union City, New Jersey

Industrial Staffing Locations

Gibbstown, New Jersey
South Plainfield, New Jersey
Fishkill, New York
Lawrenceville, Illinois
Miami, Florida

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the American Stock Exchange under the symbol JOL. The high and low sales prices for the Common Stock as reported by the American Stock Exchange were as follows:

--------------------------------------------------------------------------------
                                                             High          Low
--------------------------------------------------------------------------------
Calendar 2000
  Fourth Quarter                                             $1.69        $1.00
--------------------------------------------------------------------------------
Calendar 2001
  First Quarter                                               1.63         1.06
  Second Quarter                                              1.40         0.95
  Third Quarter                                               1.65         0.70
  Fourth Quarter                                              3.20         0.70
--------------------------------------------------------------------------------
Calendar 2002
  First Quarter                                               3.19         1.45
  Second Quarter                                              1.90         1.10
  Third Quarter                                               1.53         1.00
--------------------------------------------------------------------------------
  Fourth Quarter
    (through December 16)                                     1.15         0.65
--------------------------------------------------------------------------------

As of December 16, 2002, there were approximately 510 holders of the Company's Common Stock. No cash dividends have been declared on the Common Stock.

Letter to Our Stockholders

      Business everywhere had a difficult time in 2002. Joule was not an exception. In the face of a recession as well as a stagnant environment for capital investment in a number of industries that we serve, our sales were lower, but only 7% less than last year's record revenues of nearly $79 million. At mid-year we experienced operating losses due to the contraction of several segments of our business and as a result we reduced our organization and realigned our sales and service focus. Even though our net loss was four cents per share on total revenue of almost $73 million, our performance improved significantly in the fourth quarter. Absent a double-dip recession that few economists predict, we anticipate a return to profitability in fiscal 2003.

Technical Staffing

      While sales in our Technical Staffing were essentially flat in 2002, we increased our margins by continuing to emphasize and expand delivery of high value services and skill sets to our clients. Our scientific staffing practice benefited from the continued strength of the pharmaceutical industry which is concentrated in New Jersey. Regarding engineering staffing, we identified new industries with long-term potential and moved into specialized areas, such as the marine repair and shipbuilding industries. This new focus helped offset much of the decline for engineering staffing services caused by the persistent lack of capital investment in America's businesses during 2002.

      With sales remaining constant, our margins increasing and maintaining control of our operating expenses, Technical Staffing's overall profits increased during 2002.

Staffing Services

      With the recession finally reaching New Jersey in late 2001, sales for our Staffing Services business unit, providing administrative, clerical and light industrial personnel, declined 15%, but gross margins improved as a percentage of sales. With the fall in revenues, we recognized the need for significant across-the-board reorganization of our Staffing Services network of branches. We decided to close our two offices in Florida. At the same time we opened a new office in Bucks County, Pennsylvania to support our Trenton, New Jersey office, strengthening one of our leading markets. We also opened a new Staffing Services office in southeastern New York in support of an existing major client during 2002.

Industrial Services

      It was a difficult year for our Industrial Services segment. Our Industrial Services clients were among the hardest hit by the economic slowdown. Lack of new capital investment not only put future expansion on hold but affected the level of maintenance of existing production lines and facilities. For the year, sales of our Industrial Services fell to $25.5 million from $27.5 million last year. Profitability declined because of significant price pressure.

      Despite this difficult situation, we gained three new multi-year maintenance contracts in 2002. As with our Staffing Services segment, we controlled costs and managed expenses. We closed our Industrial office in Mobile, Alabama, but were able to open a new office in Miami, Florida. We also aggressively targeted for client development industries that require a high frequency of maintenance, irrespective of the state of the economy.

      By the end of our fiscal year, we began to see signs of slow improvement in our Industrial Services segment. Clients are now starting to reschedule postponed projects, and there has been a limited but measurable resurgence of capital investment activity.

Other Corporate Initiatives

      On the corporate front, we continued our investment in information technology. We installed a full suite of new software applications, putting the entire organization--operations and financial management--on the latest software platforms. We are continuing to explore the use of other advanced applications that provide clients and employees easier interface with Joule via the Internet.

      We continue to focus relentlessly on our credit management to ensure that we transact business with financially strong clients. As a result, our cash flow remains positive, and our balance sheet at the end of 2002 is stronger than ever.

In Closing

      The outsourcing and staffing industry for years has advocated the benefits of flexibility for our clients. Quick to add staff in an expansionary period, yet easy to contract these same services during a decline. Our industry has performed its function beautifully and suffered the obvious and inevitable consequences during 2002. But despite these short-term difficulties, it's clear that companies will return to our services at even higher frequency because, ultimately, our services have proven to be good for their business.

      Our own fourth quarter results point to a slow strengthening in the economy. We intend to take full advantage of the strengthening marketplace by focusing on those client segments with the highest growth potential. Joule intends to remain in a leadership position through our investments in technology, infrastructure, and our unmatched and unbeatable customer service focus.

      Over the last year, we spent a great deal of time and effort focusing on ways to improve the quality of our own organization, recommitting ourselves to being the best in the markets we serve and, more importantly, to be viewed as the best by our employees and our clients. We succeeded in these efforts despite the economic hardships. The success of our current efforts during trying times will help make Joule's future even more successful.


/s/ Emanuel N. Logothetis

Emanuel N. Logothetis
Chairman and Chief Executive Officer


/s/ John G. Wellman, Jr.

John G. Wellman, Jr.
President and Chief Operating Officer


                          1 Joule Inc. and Subsidiaries

Joule

--------------------------------------------------------------------------------

A Future Together

What does the future hold?

American business in general will have to change in several important ways in order to not only survive, but also succeed, in the years ahead. Businesses need to:

--------------------------------------------------------------------------------
o Regain the belief that business decisions should be made with a view towards the long term, rather than just till the end of the fiscal quarter.

o Believe that human capital is the key to an organization's long-term health and its possibilities, not how little they can pay for the least amount of effort.

o Recognize that success comes by building real worth based on human capacity and potential, not phantom value developed with the use of creative business practices.
--------------------------------------------------------------------------------

      If American businesses can maximize the human contribution, value the human element, and lead with integrity, we will fulfill our commitment to create a better world for the generations to come.

      Is this idealistic? Yes, it is. Ideals and aspirations make each of us different...bring to each of us different possibilities.

      At Joule, we realize that the key to the future is a "Future Together"...together with our clients, our assigned employees and our staff.

      When we invest in our people--in their abilities to contribute to our client's success--Joule will succeed.

      Clients who value the human element of their businesses want a true Staffing Resource Partner...A Partner they trust by their side...Who values the human component...Who provides the best service focusing on solutions, not price.

Looking for your BEST Solution? Your BEST Partner?

Joule is here now for you!


           Technical Staffing  Industrial Services  Staffing Services

                               [GRAPHIC OMITTED]

>>> "Because you took the time to understand your Client, our product and environment, we were able to see the best candidates first from you, saving us time and worry, and freeing us to focus more on our ever changing challenges."

--------------------------------------------------------------------------------
Providing contract staff, direct placement services and single source management programs in the following discipline areas:
--------------------------------------------------------------------------------

SCIENTIFIC & CLINICAL

Chemists, biologists, biochemists, pharmacologists, clinical research associates, clinical data coordinators, drug safety specialists, clinical programmers, process validation professionals, quality control specialists, chemical operators, and laboratory technicians.

ENGINEERING

Engineers, designers, project managers, CAD professionals, architects, naval architects, network engineers, construction professionals, inspectors, schedulers, planners, purchasing professionals, technical writers and electronics technicians.

                               [GRAPHIC OMITTED]

Technical Staffing | FULFILLING OUR CLIENTS' NEEDS

      Joule Technical Staffing continues to be the premier provider of scientific, engineering and design professionals in the Northeast, Mid-Atlantic and Southeastern regions of the United States. During fiscal 2002, in spite of the weaker economy, we continued to expand our business, resulting in our eighth consecutive year of revenue growth.

      During 2002 we succeeded not only in expanding our organization in terms of increasing the number of sales and recruiting professionals, but also in establishing new specializations in clinical research and naval architecture professionals. Lastly we completed the implementation of a new technology platform which enables us to further improve our research abilities and support our expanded recruitment and business development activities.

      Our strategic focus for fiscal 2003 is to grow profitable sales by aggressively building additional client relationships, while maintaining high levels of service to our existing clients. We will accomplish this by executing specific sales and marketing strategies targeting expansion of our scientific staffing market to New England, expanding our regional clinical staffing organization and establishing a national network of engineering clients and technical professionals. Key to these efforts will be the ongoing investment in our staff organization through comprehensive hiring, development and training practices, coupled with clear, achievable career paths based on personal and organizational achievement.

      Our dedication to filling our clients' professional staffing needs by supplying unparalleled levels of personal service will be the foundation of our continued success and growth for many years to come.


                        2-3 Joule Inc. and Subsidiaries

Industrial Services

Industrial Services | SOLUTIONS FOR BUSINESS OPERATIONS

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
Specializing in on-demand project and work force management solutions utilizing skilled craft labor in the following situations:
--------------------------------------------------------------------------------

>>> "Joule is more than a vendor...it is a Partner, a willing extension of our organization, specialized in our requirements, committed to our success."

INDUSTRIAL CONTRACTORS

Capital projects, plant shutdowns, plant turnarounds, as well as major equipment installation and maintenance requiring supervision, logistical support, and skilled craft labor.

TECHNICAL SERVICES

Facilities maintenance and management, power plant operations, in-house maintenance operations, outsourcing, shutdown support, and supplemental craft labor.

CRAFT SPECIALTIES

Welders, pipefitters, electricians, carpenters, machinists, HVAC mechanics, insulators, rigging specialists, and millwrights.

      Outsourcing of facility maintenance and project support services provides businesses with the flexibility to accelerate or decelerate as business conditions exist. During 2002 American businesses cut back on capital investment and major maintenance projects for their production facilities, which resulted in revenue declines for Joule's Industrial Services business segment. As business improves in 2003, the need to maintain facilities and production equipment as well as pursue de-bottlenecking projects in order to enhance productivity will escalate dramatically, bringing substantial opportunities to Joule's Industrial Services business unit.

      Joule's Industrial Services operates separate lines of business focusing on two prime outsourcing opportunities that exist in America's industrial sector:

      Joule Technical Services meets the client's need to outsource its facility maintenance and management, including power plant operations as well as in-house maintenance functions. During 2002, this segment's revenues grew with additional long-term facility contracts being won by Joule. Other contracts were also renewed during the year as we continued to enjoy an outstanding relationship with our existing clients. In addition to facility support, this unit supports the client's requirements for project and unscheduled maintenance and turnaround requirements.

      Joule Industrial Contractors is a multi-crafted supplier of skilled craftsmen and supervision for industrial projects throughout the United States. This organization specializes in plant shutdowns, plant relocations and industrial projects. To support our clients we provide ASME certified welders and also all other types of welding, including orbital welding which has superior advantages for welding projects in the chemical, food and pharmaceutical industries. During 2002, Industrial Contractors opened a new location in Southern Florida to service this region's needs. Together with its network of offices and its National Recruiting Center, Joule Industrial Contractors can serve the needs of clients nationwide with skilled staff, supervision and logistical support.

      Industrial Services has never lost sight of its commitment to professionalism, safety management, quality, and total client satisfaction. As the economy expands in 2003, Joule Industrial Services is ideally prepared to support the expected resurgence in projects and industrial investment.

      For many years corporations across New Jersey, Pennsylvania and New York have recognized the value of utilizing a flexible work force to augment their staffing requirements. Our continued success during difficult times in 2002 proves that these companies have also recognized Joule Staffing Services as an industry leader in delivering exceptional levels of service and strategic staffing solutions for temporary assignments, temp-to-hire and direct hire needs.

      Joule considers Service Quality to be our key competitive factor. We have designed our service program to exceed customer expectations and experiences. Our commitment to quality and service is based on the belief that we are supplying a total human being with skills, intellect, experience and personal aspirations to meet our client's requirements.

      Our innovative recruiting programs are vital to success and have allowed us to maintain the most qualified and respected administrative, professional and light industrial work forces for the benefit of our clients. Our accomplished recruiting teams have developed a variety of proprietary techniques designed to give our customers immediate access to the highest skilled flexible employees in each marketplace.

      Joule Staffing Services' success is based on a commitment to service excellence, safety in the workplace, teamwork, innovation and integrity. In partnership with our customers, we provide flexible employees with a diverse, ethical and safe work environment, as well as an opportunity for future career success.

Staffing Services | ADDRESSING TODAY'S BUSINESS CHALLENGES

>>> "I appreciate the professionalism of the entire Joule Staffing Services organization...Joule has always found the best people for the most critical positions within our Company...our partnership has fulfilled my business needs."

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
Providing temporary staff, temp-to-hire staff, and direct hire placement services in the following discipline areas:
--------------------------------------------------------------------------------

PROFESSIONAL

Accounting, executive and senior office professional staff.

ADMINISTRATIVE

Office automation, office support, secretarial, customer service, and accounting support.

LIGHT INDUSTRIAL/MANUFACTURING

Production personnel, warehouse staff, equipment operators, and production supervision.

                                                               Staffing Services

                         4-5 Joule Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

      During January 2002, the Securities and Exchange Commission ("SEC") published a Commission Statement in the form of Financial Reporting Release No. 61 which requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in Note 2 to the consolidated financial statements included in this Annual Report for the fiscal year ended September 30, 2002, it believes the following accounting policies to be critical:

      Revenue--The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft industrial plant and facility maintenance) labor. Substantially all revenue is billed on a direct cost plus markup basis. Revenues are recorded when services are rendered.

      Long-Lived Assets--Except for goodwill and intangible assets, beginning in fiscal 2002, the Company reviews amortizable long-lived assets and goodwill for impairment whenever events or changes in business circumstances occur that indicate the carrying amount of the assets may not be recovered. In accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows. In accordance with SFAS No. 142, goodwill is not amortized but is tested at least annually for impairment. If impairment is indicated, the impairment is measured as the difference between the carrying value and the fair value of the asset.

      Valuation of Stock Options--Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), permits an entity to continue to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," or adopt a fair value based method of accounting for such compensation. The Company has elected to continue to account for stock-based compensation under Opinion No. 25. Accordingly, compensation expense is recognized on fixed option grants only if the current fair value of the underlying stock exceeds the exercise price of the option at the date of grant and it is recognized on a straight-line basis over the vesting period. Had the Company elected to adopt the measurement provisions of SFAS No. 123, compensation expense would have been recognized based on the fair value of the options at the grant date. Estimating the fair value of stock options involves a number of judgments and variables that are subject to significant change. A change in the fair value estimate could have a significant effect on the amount of the pro forma net (loss) income disclosed in Note 5 to the Company's consolidated financial statements included in this Annual Report for the fiscal year ended September 30, 2002.

      Management Estimates--Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and other operating allowances and accruals.

Related Party Transactions

      The Company paid certain major stockholders Board of Director's fees of approximately $16,000, $14,000, and $12,000 for the fiscal years 2002, 2001, and 2000, respectively. In fiscal 2002, the Company recognized $424,000 in revenues from related parties. In addition, accounts receivable include amounts due for services rendered to a company owned by a stockholder of $36,000 and $55,000 at September 30, 2002 and 2001, respectively.

Results of Operations

      The following table sets forth the percentage relationship of certain items in the Company's consolidated statements of operations:

                                                     Years Ended September 30,
--------------------------------------------------------------------------------
                                                    2002        2001       2000
--------------------------------------------------------------------------------
Revenues                                           100.0%      100.0%     100.0%
Costs, expenses and other
  Cost of services                                  80.7        80.2       80.9
  Selling, general & administrative expenses        19.4        18.2       16.6
  Interest expense--net                              0.2         0.3        0.7
(Loss) income before income taxes                   (0.4)        1.3        1.8
Income tax (benefit) provision                      (0.1)        0.5        0.7
Net (loss) income                                   (0.2)        0.8        1.1
================================================================================

      The Company's revenues are derived from providing staffing services to its customers. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft, industrial plant and facility maintenance) labor. Virtually all revenue is billed on a direct cost plus markup basis. Revenue declined in fiscal 2002 due to the overall industry and economic downturn. Revenue decreased 7% to $72.8 million in fiscal 2002 from $78.7 million in 2001. This followed a 3% increase in revenue in 2001 from a 2000 level of $76.5 million. Commercial staffing revenue was $21.5 million compared to $25.3 million in 2001 and $27.0 million in 2000. These declines are principally due to general economic conditions in its market. Technical staffing revenue increased slightly to $25.8 million in 2002 compared to $25.7 million in 2001, which was 8% higher than revenue of $23.7 million in 2000. Industrial staffing revenue in 2002 was $25.5 million compared with the 2001 amount of $27.6 million. Revenue for 2000 was $25.7 million. The 2002 decline was due to the weak economy and, in particular, to low levels of capital investment by clients of this segment.


                          6 Joule Inc. and Subsidiaries

      Cost of services were 80.7%, 80.2%, and 80.9% of revenues in fiscal years 2002, 2001, and 2000, respectively. These expenses consist primarily of compensation to employees on assignment to clients and related costs, including social security, unemployment taxes, general liability and workers' compensation insurance, and other costs of services, including travel expenses and a van transportation service which transports some commercial staffing workers to job sites.

      Selling, general and administrative expenses amounted to $14.2 million in 2002, $14.3 million in 2001, and $12.7 million in 2000. Such expenses were 19.4%, 18.2%, and 16.6% of revenues in 2002, 2001, and 2000, respectively.
Selling, general and administrative expenses include staff payroll and related expenses in addition to advertising, professional fees, depreciation and amortization, provision for the allowance for doubtful accounts, rent, and other costs related to maintaining the Company's branch offices. The 2002 and 2001 selling, general and administrative percentage increases were principally related to higher staff employee payroll and other branch related expenses, as well as lower revenue in 2002. Offsetting this in 2002, the Company was able to reduce its provision for losses on accounts receivable by $301,000 from 2001 because of improved credit and collection results. The Company initiated certain personnel and other branch cost reductions during the latter part of 2002, which had a positive impact and will further benefit future periods. In addition, the Company stopped amortizing its goodwill beginning in fiscal year 2002. The year 2000 included some nonrecurring employee benefit expenses.

      Interest expense decreased to $160,000 in 2002 from $357,000 in 2001 and $550,000 in 2000 reflecting a decrease in average borrowings along with decreases in interest rates. Interest income of $85,000 in 2001 and $6,000 in 2002 related to a note receivable which was paid in full in 2002. After giving effect to the utilization of certain tax credits, the effective tax rate benefit for 2002 was 37%; for 2001 and 2000 the effective tax rates were 37% and 39%, respectively. As a result of the above, net loss was $162,000 or $0.04 per share basic and diluted in 2002 compared with net income of $622,000 or $0.17 per share basic and diluted in 2001 and net income of $845,000 or $0.23 per share basic and diluted in 2000.

Liquidity and Capital Resources

      Current assets at September 30, 2002 were $10,888,000 compared to $12,487,000 at September 30, 2001 and current liabilities were $7,303,000 compared to $9,024,000 as of September 30, 2001. The decrease in current assets principally relates to a decrease in accounts receivable of $2.2 million due to a decrease in days sales outstanding, the result of a continuing emphasis on credit and collections, as well as a decrease in revenue in the fourth quarter of 2002 compared to the 2001 fourth quarter. Prepaid insurance increased $542,000 and an increase in prepaid expenses and other current assets of $106,000, principally related to prepayment of income taxes. Other assets increased $110,000, principally due to the effect of a deferred compensation plan initiated in the current fiscal year. The decrease in current liabilities principally results from a $1,270,000 decrease in notes payable, a $236,000 decrease in accrued payroll and related taxes due to a higher level of business in the final week of 2001 compared to 2002, and a $215,000 decrease in accounts payable and accrued expenses principally related to normal accounts payable fluctuations and a lower sales level for September 2002 compared to September 2001. The deferred compensation amount of $74,000 relates to the deferred compensation plan initiated in fiscal 2002. The Company's capital expenditures are relatively modest due to the nature of its business. Employees typically are paid on a weekly basis. Clients generally are billed on a weekly basis. The Company has generally utilized bank borrowings to meet its working capital needs. The Company has a $9,000,000 bank line of credit; loans thereunder are secured principally by receivables with interest at LIBOR plus one and one-half percent with a prime rate less one-half percent option; $3,980,000 was outstanding under this line as of September 30, 2002. The Company believes that internally generated funds and available borrowings will provide sufficient cash flow to meet its requirements for the next 12 months.

      The following is a table that presents the Company's contractual obligations and commercial commitments as of September 30, 2002:

                                              Payments Due by Fiscal Year
--------------------------------------------------------------------------------------
                                                                             2005 and
                                  Total           2003           2004       Thereafter
--------------------------------------------------------------------------------------
Loan payable to bank           $3,980,000      $3,980,000      $     --      $     --
Capital lease obligations
  including interest              317,000         123,000       116,000        78,000
Operating leases                  870,000         412,000       314,000       144,000
--------------------------------------------------------------------------------------
Total contractual
  cash obligations             $5,167,000      $4,515,000      $430,000      $222,000
======================================================================================

Quantitative and Qualitative Disclosures About Market Risk

      In the normal course of business, the Company is exposed to fluctuations in interest rates as it seeks debt financing to meet its working capital needs. The Company does not employ specific strategies, such as the use of derivative instruments or hedging, to manage its interest rate exposures.

      The Company is also exposed to market risks with respect to its new deferred compensation program. Participants in the program may direct the investment of deferred compensation amounts into various debt and equity investments. Unvested portions of such investments are classified as trading securities and as such are carried on the consolidated balance sheet at fair value with changes in the fair values recognized each period in the Company's consolidated statement of operations. Therefore, the Company is exposed to changes in interest rates and the volatility of the stock and bond markets.

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


                         7 Joule Inc. and Subsidiaries

Consolidated Balance Sheets

                                                                                          September 30,
-------------------------------------------------------------------------------------------------------------
                                                                                       2002           2001
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                                                                             $   174,000    $   251,000
  Accounts receivable, less allowance for doubtful accounts of $503,000 in 2002
     and $564,000 in 2001, respectively                                              8,954,000     11,124,000
  Prepaid insurance                                                                  1,210,000        668,000
  Prepaid expenses and other current assets                                            550,000        444,000
-------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                          10,888,000     12,487,000
PROPERTY AND EQUIPMENT, NET                                                          4,269,000      4,612,000
GOODWILL                                                                             1,129,000      1,129,000
OTHER ASSETS                                                                           213,000        103,000
-------------------------------------------------------------------------------------------------------------
        Total Assets                                                               $16,499,000    $18,331,000
=============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable to bank                                                            $ 3,980,000    $ 5,250,000
  Accounts payable and accrued expenses                                              1,719,000      1,934,000
  Accrued payroll and related taxes                                                  1,604,000      1,840,000
-------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                      7,303,000      9,024,000
-------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS                                                              184,000        207,000
DEFERRED COMPENSATION                                                                   74,000             --
-------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                              7,561,000      9,231,000
-------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value:
     Authorized 500,000 shares, none outstanding                                            --             --
  Common stock, $.01 par value:
     Authorized 10,000,000 shares; issued 3,826,000 shares in 2002 and 2001             38,000         38,000
  Additional paid-in capital                                                         3,672,000      3,672,000
  Retained earnings                                                                  5,610,000      5,772,000
-------------------------------------------------------------------------------------------------------------
                                                                                     9,320,000      9,482,000
  LESS: Cost of 144,000 shares of common stock held in treasury                        382,000        382,000
-------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                     8,938,000      9,100,000
-------------------------------------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Equity                                 $16,499,000    $18,331,000
=============================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.


                         8 Joule Inc. and Subsidiaries

Consolidated Statements of Operations

                                                             Years Ended September 30,
-----------------------------------------------------------------------------------------------
                                                      2002             2001            2000
-----------------------------------------------------------------------------------------------
REVENUES                                          $ 72,796,000     $ 78,654,000     $76,504,000
-----------------------------------------------------------------------------------------------
COSTS, EXPENSES, AND OTHER:
  Cost of services                                  58,750,000       63,059,000      61,871,000
  Selling, general and administrative expenses      14,151,000       14,332,000      12,707,000
  Interest expense                                     160,000          357,000         550,000
  Interest income                                       (6,000)         (85,000)             --
-----------------------------------------------------------------------------------------------
(Loss) income before income taxes                     (259,000)         991,000       1,376,000
Income tax (benefit) provision                         (97,000)         369,000         531,000
-----------------------------------------------------------------------------------------------
Net (loss) income                                 $   (162,000)    $    622,000     $   845,000
===============================================================================================
Basic and diluted (loss) earnings per share       $      (0.04)    $       0.17     $      0.23
===============================================================================================
Weighted average common shares outstanding:
  Basic                                              3,682,000        3,682,000       3,676,000
  Diluted                                            3,682,000        3,682,000       3,676,000
===============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

                                                         For the Three-Year Period Ended September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                    Shares of               Additional                                    Total
                                     Preferred       Common      Common       Paid-in       Retained       Treasury    Stockholders'
                                       Stock          Stock       Stock       Capital       Earnings         Stock        Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1999             --         3,820,000    $38,000    $3,669,000    $ 4,305,000     $(389,000)    $ 7,623,000
  Net Income                             --                --         --            --        845,000            --         845,000
  Stock Awards                           --                --         --            --             --         7,000           7,000
------------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 2000             --         3,820,000     38,000     3,669,000      5,150,000      (382,000)      8,475,000
  Net Income                             --                --         --            --        622,000            --         622,000
  Stock Awards                           --             6,000         --         3,000             --            --           3,000
------------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 2001             --         3,826,000     38,000     3,672,000      5,772,000      (382,000)      9,100,000
  Net Loss                               --                --         --            --       (162,000)           --        (162,000)
------------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 2002             --         3,826,000    $38,000    $3,672,000    $ 5,610,000     $(382,000)    $ 8,938,000
====================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.


                         9 Joule Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                       Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------------
                                                                                  2002            2001            2000
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                           $  (162,000)    $   622,000     $   845,000
  Adjustments to reconcile net (loss) income to net cash flows provided by operating activities:
      Depreciation and amortization                                               935,000         883,000         822,000
      Provisions for losses on accounts receivable                                 57,000         358,000         250,000
      Changes in operating assets and liabilities:
        Accounts receivable                                                     2,113,000      (1,733,000)      2,681,000
        Prepaid expenses and other assets                                        (756,000)         47,000      (1,070,000)
        Accounts payable and accrued expenses                                    (241,000)        430,000        (160,000)
        Accrued payroll and related taxes                                        (236,000)        255,000          96,000
        Deferred compensation                                                      74,000              --              --
-------------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by operating activities                       1,784,000         862,000       3,464,000
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of property and equipment                                         (498,000)     (1,118,000)       (659,000)
-------------------------------------------------------------------------------------------------------------------------
          Net cash flows used in investing activities                            (498,000)     (1,118,000)       (659,000)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in loans payable to bank, net                            (1,270,000)        270,000      (2,720,000)
  Repayment of obligations under capital leases                                   (93,000)             --              --
-------------------------------------------------------------------------------------------------------------------------
          Net cash flows (used in) provided by financing activities            (1,363,000)        270,000      (2,720,000)
-------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH                                                                (77,000)         14,000          85,000
CASH, BEGINNING OF PERIOD                                                         251,000         237,000         152,000
-------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                           $   174,000     $   251,000     $   237,000
=========================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                               $   173,000     $   376,000     $   558,000
=========================================================================================================================
  Income taxes paid                                                           $   102,000     $   632,000     $   624,000
=========================================================================================================================
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTMENT AND FINANCING ACTIVITIES:
    Capitalized vehicle leases                                                $    94,000     $   291,000     $        --
=========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.


                         10 Joule Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1--Description of Business:

      Joule Inc. ("Joule" or "Company") is engaged in the business of personnel outsourcing. Such services include providing commercial (office and light industrial) workers, technical (engineering, scientific and information technology) personnel, and industrial (skilled craft, industrial plant and facility maintenance) labor. In 2002, one customer accounted for approximately 10% of revenues.

Note 2--Summary of Significant Accounting Policies:

      Basis of Presentation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

      Use of Estimates--The preparation of accrual basis financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the more significant estimates made by management include the allowance for doubtful accounts and other operating allowances and accruals.

      Property and Equipment--Property and equipment are stated at cost. Leased assets meeting the criteria for capitalization are included in property and equipment. Depreciation has been provided primarily by the straight-line method, at rates based upon estimated useful lives of 3 to 5 years for automotive equipment and 5 to 10 years for machinery, equipment, furniture and fixtures. Improvements to leasehold property are amortized on the straight-line method over the remaining lease term or the useful lives of related property, whichever is shorter. Buildings are depreciated over 30 years.

      Revenue Recognition--The Company's revenues are derived from providing staffing services to its customers. Substantially all revenue is billed on a direct cost plus markup basis. Revenues are recorded when services are rendered.

      Income Taxes--The Company accounts for income taxes using the asset and liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. A valuation allowance is to be provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

      Earnings Per Share--The Company presents basic earnings per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net (loss) income by the weighted average number of shares of common stock outstanding during the period.

      Diluted EPS is calculated by dividing net (loss) income by the weighted average number of shares of common stock outstanding plus additional common shares that could be issued in connection with potentially dilutive securities. Diluted shares outstanding for 2000 and 2001 are equal to basic shares as outstanding exercisable stock options have exercise prices greater than the fair value of the Company's common stock during those years. Diluted shares outstanding for 2002 are equal to basic shares as outstanding exercisable stock options are anti-dilutive.

      Reclassifications--The Company made certain reclassifications to the 2001 consolidated financial statements to conform to the 2002 presentation.

      Stock Options--Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," permits an entity to continue to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," or adopt the fair-value based method of accounting for such compensation. The Company has elected to continue to account for stock-based compensation under the intrinsic value method of Opinion No. 25.

      Long-Lived Assets--Except for goodwill and intangible assets, beginning in fiscal 2002, the Company reviews amortizable long-lived assets and goodwill for impairment whenever events or changes in business circumstances occur that indicate the carrying amount of the assets may not be recovered. In accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows. If impairment is indicated, the impairment is measured as the difference between the carrying value and the fair value of the asset.

      Goodwill--During 1999, the Company acquired Ideal Technical Services ("Ideal") for $1,374,000, which was accounted for under the purchase method. In connection with this acquisition, the Company recorded $1,269,000 of goodwill. Goodwill had been amortized over a period of twenty years through September 30, 2001. Amortization of goodwill amounted to $72,000 in 2001 and $84,000 in 2000, included in selling, general and administrative expenses.

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but tested for impairment annually. SFAS No. 142 also requires the amortization of identifiable intangible assets with finite lives, although the statement no longer limits the amortization period to 40 years. Identifiable intangible assets that are subject to amortization are to be tested for impairment in accordance with SFAS No. 121 until the Company adopts SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see Recently Issued Accounting Standards below). As of September 30, 2001, the Company had $1,129,000 net goodwill and no acquired intangible assets. In accordance with SFAS No. 142, goodwill is to be tested for impairment at a level of reporting referred to as a "reporting unit".


                         11 Joule Inc. and Subsidiaries

Notes to Consolidated Financial Statements

      The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying value of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting unit requires significant estimates and assumptions by management. Should the Company's estimates and assumptions regarding the fair value of the reporting unit prove to be incorrect, the Company may be required to record an impairment loss to goodwill in future periods. The Company estimates the fair value of its reporting unit by applying third-party market value indicators to the reporting unit's projected revenues, earnings before net interest and taxes (EBIT), and earnings before net interest, taxes, depreciation and amortization (EBITDA), and calculating an average of the three extended market values.

      The Company elected to early-adopt the provisions of SFAS No. 142 as of October 1, 2001 and identified its reporting units to be its operating segments (see Note 9 below). The carrying value of each reporting unit was determined by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of October 1, 2001. In connection with the adoption of SFAS No. 142, the Company completed the transitional goodwill impairment assessment with no adjustment to the carrying value of goodwill as of October 1, 2001. The annual impairment test is performed after completion of the Company's annual financial operating plan, which occurs in the fourth quarter of its fiscal year. The Company completed the annual impairment test with no adjustment to the carrying value of goodwill as of September 30, 2002.

      Had the Company adopted the standards of SFAS No. 142, as of October 1, 1999, net income and basic and diluted earnings per share would have been $665,000 and $895,000 and $0.18 and $0.24, respectively, after adding back $72,000 and $84,000 of goodwill amortization and related tax effect for the years ended September 30, 2001 and 2000, respectively.

      Investments in Securities--The investment assets of the Deferred Compensation Plan (see Note 10 below) are classified as trading securities and as such all realized and unrealized gains and losses are included in the determination of net (loss) income.

Note 3--Property and Equipment:

      Property and equipment consists of:

                                                           September 30,
--------------------------------------------------------------------------------
                                                      2002               2001
--------------------------------------------------------------------------------
Land                                              $   671,000        $   671,000
Buildings and improvements                          2,434,000          2,568,000
Computer equipment and software                     1,551,000          2,809,000
Automotive vehicles                                 1,470,000          2,097,000
Furniture and equipment                               667,000          2,188,000
--------------------------------------------------------------------------------
                                                    6,793,000         10,333,000
Less: Accumulated depreciation
  and amortization                                  2,524,000          5,721,000
--------------------------------------------------------------------------------
                                                  $ 4,269,000        $ 4,612,000
================================================================================

      During the fiscal year ended September 30, 2002, the Company removed from its books $4,031,000 of fully depreciated fixed assets.

Note 4--Loans Payable to Bank:

      At September 30, 2002, the Company had an annual renewable line of credit of $9,000,000 that bears interest at LIBOR plus one and one-half percent with a prime rate less one-half percent option. The average interest rate at September 30, 2002 and 2001 was 3.38% and 4.41%, respectively. At September 30, 2002 and 2001, $5,020,000 and $3,750,000, respectively, of the line of credit was unused. Borrowings are collateralized principally by accounts receivable. The Company is required to comply with certain financial covenants. The line of credit matures May 31, 2003. The Company has the intent and believes it has the ability to renew the line or obtain similar financing.

Note 5--Stock Option Plan:

      The Company adopted a new stock option plan in 2001. The Company's 2001 Stock Option Plan provides for the grant of non-qualified or incentive stock options covering up to an aggregate of 500,000 shares of common stock to directors, officers, and other employees of the Company. The option exercise price cannot be less than the fair value of the Company's common stock at the date the options are granted. At September 30, 2002, there were 12,500 and 175,700 stock options outstanding under the 2001 and 1991 Stock Option Plans, respectively, at prices ranging from $0.88 to $5.38, of which 12,500 and 125,700 options are exercisable, respectively. The weighted average exercise price of outstanding stock options was $3.83 as of September 30, 2002. No new options will be granted under the 1991 plan beginning in 2002. In 2002, options for 12,500 shares were granted under the 2001 plan at a price of $0.88. In 2001, options for 11,000 shares were granted under the 1991 plan at a price of $2.00 and options for 5,000 shares expired. In 2000, options for 55,000 shares were granted under the 1991 plan at a price of $2.00 and options for 100,000 shares were cancelled.

      No compensation expense has been recognized in connection with options granted. Had compensation expense for options granted subsequent to October 1, 1995 under the Company's stock option plans been determined based on the fair-value method in accordance with SFAS No. 123, the Company's net (loss) income and net (loss) income per share would have been as follows:

                                                   2002        2001        2000
--------------------------------------------------------------------------------
Net (loss) income:
  As reported                                   $(162,000)   $622,000   $845,000
  Pro forma                                      (255,000)    569,000    755,000
Net (loss) income per share basic and diluted:
  As reported                                       (0.04)       0.17       0.23
  Pro forma                                         (0.07)       0.15       0.21
================================================================================

      The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair values of options granted in 2002 is $0.69; in 2001, $1.16; in 2000, $1.88, based upon the following weighted average assumptions: expected volatility (104% in 2002, 62% in 2001 and 92% in 2000), risk-free interest rate (2% in 2002 and 2001 and 6% in
2000),


                         12 Joule Inc. and Subsidiaries
expected life (5 years in 2002 and 2001, and 3 years in 2000), and expected dividend yield (0% in 2002, 2001 and 2000).

Note 6--Income Taxes:

      The (benefit) provision for income taxes is comprised of the following:

                                                      September 30,
--------------------------------------------------------------------------------
                                           2002           2001           2000
--------------------------------------------------------------------------------
Current:
  Federal                               $ (58,000)     $ 374,000      $ 407,000
  State                                    26,000         48,000        124,000
--------------------------------------------------------------------------------
                                          (32,000)       422,000        531,000
--------------------------------------------------------------------------------
Deferred:
  Federal                                 (19,000)       (46,000)            --
  State                                   (46,000)        (7,000)            --
--------------------------------------------------------------------------------
                                          (65,000)       (53,000)            --
--------------------------------------------------------------------------------
    Total                               $ (97,000)     $ 369,000      $ 531,000
================================================================================

      The (benefit) provision for income taxes varied from the income tax computed at the U.S. Federal statutory rates of 34% in fiscal 2002, 2001 and 2000 for the following reasons:

                                                      September 30,
--------------------------------------------------------------------------------
                                           2002           2001           2000
--------------------------------------------------------------------------------
Expected Federal income tax
  (benefit) expense                     $ (88,000)     $ 337,000      $ 468,000
State income taxes                        (13,000)        27,000         83,000
Tax credits                               (17,000)       (19,000)       (20,000)
Other items                                21,000         24,000             --
--------------------------------------------------------------------------------
    Total                               $ (97,000)     $ 369,000      $ 531,000
================================================================================

      At September 30, 2002 and 2001, the tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows:

                                                             September 30,
--------------------------------------------------------------------------------
                                                         2002             2001
--------------------------------------------------------------------------------
Deferred tax assets:
  Bad debts allowance                                  $201,000         $225,000
  Accrued vacation                                      125,000           98,000
  Deferred compensation                                  27,000               --
  Depreciation and amortization                          13,000           22,000
  Accrued expenses                                       20,000               --
  State NOL carrryforwards                               24,000               --
--------------------------------------------------------------------------------
Net deferred tax assets                                $410,000         $345,000
================================================================================

      The net deferred tax assets are included in prepaid expense and other current assets and other assets in the consolidated balance sheets. At September 30, 2002, the Company has net operating loss carryforwards of approximately $400,000 that will expire in the year 2009.

      Based upon the level of historical taxable income and projections for future taxable income over the period in which the Company's deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 7--Commitments and Contingencies:

      The Company's facilities are leased under noncancellable terms expiring through 2006. Rent expense was $545,000, $541,000 and $430,000 for the years ended September 30, 2002, 2001 and 2000, respectively. The Company also leases certain automobiles under capital lease arrangements.

      Aggregate rentals for the remaining lease terms at September 30, 2002 are as follows:

                                                       Capital        Operating
Year Ending September 30,                               Leases          Leases
-------------------------------------------------------------------------------
2003                                                  $ 123,000        $412,000
2004                                                    116,000         314,000
2005                                                     63,000         142,000
2006                                                     15,000           2,000
-------------------------------------------------------------------------------
                                                        317,000        $870,000
                                                                       ========
Amount representing interest                            (25,000)
---------------------------------------------------------------
Capital lease obligations                               292,000
Obligations due within one year                         108,000
---------------------------------------------------------------
Long-term lease obligations                           $ 184,000
===============================================================


                         13 Joule Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 8--Transactions with Major Stockholders and Affiliates:

      The Company rented facilities from certain of its stockholders and their affiliates for approximately $16,000, $15,000, and $36,000 for each of the years ended September 30, 2002, 2001 and 2000, respectively. Further, in 1997 the Company entered into a three-year lease with the purchaser of property formerly owned by an affiliate. Annual rentals under this lease approximated $133,000. The Company subleased most of this space to the affiliate which reimbursed the Company approximately $115,000 in 2000. This lease and sublease was terminated in 2000.

      The Company paid certain major stockholders Board of Director's fees of $16,000, $14,000 and $12,000, for the fiscal years 2002, 2001 and 2000, respectively. In fiscal 2002, the Company recognized $424,000 in revenues from related parties. Accounts receivable include amounts due for services rendered to a company owned by a stockholder of $36,000 and $55,000, at September 30, 2002 and 2001, respectively.

Note 9--Segment Disclosures:

      The Company has determined its reportable segments based on the Company's method for making operating decisions, assessing performance and reporting internally. The Company's reportable segments are: (1) Commercial Staffing, (2) Technical Staffing and (3) Industrial Staffing.

      Information concerning operations by operating segment is as follows (in 000's):

                                                2002         2001         2000
--------------------------------------------------------------------------------
Revenues
  Commercial                                 $ 21,522     $ 25,322     $ 27,044
  Technical                                    25,779       25,733       23,715
  Industrial                                   25,495       27,599       25,745
--------------------------------------------------------------------------------
                                             $ 72,796     $ 78,654     $ 76,504
================================================================================
(Loss) Income Before Income Taxes
  Commercial                                 $    610     $  1,330     $  1,178
  Technical                                     2,731        2,186        2,027
  Industrial                                      391        1,506        1,928
  Corporate (unallocated
     including interest)                       (3,991)      (4,031)      (3,757)
--------------------------------------------------------------------------------
                                             $   (259)    $    991     $  1,376
================================================================================
Depreciation and Amortization
  Commercial                                 $    260     $    214     $    210
  Technical                                       101          179          187
  Industrial                                      299          262          268
  Corporate (unallocated)                         275          228          157
--------------------------------------------------------------------------------
                                             $    935     $    883     $    822
================================================================================
Identifiable Assets
  Commercial                                 $  3,199     $  4,454     $  3,613
  Technical                                     4,416        3,849        4,780
  Industrial                                    4,605        5,950        4,834
  Corporate (unallocated)                       4,279        4,078        3,125
--------------------------------------------------------------------------------
                                             $ 16,499     $ 18,331     $ 16,352
================================================================================
Additions to Long-Lived Assets (1)
  Commercial                                 $    182     $    167     $    242
  Technical                                        30           32          121
  Industrial                                       97          446          265
  Corporate (unallocated)                         296          764           31
--------------------------------------------------------------------------------
                                             $    605     $  1,409     $    659
================================================================================

(1)   Principally property and equipment additions

Note 10--Deferred Compensation Plan:

      In October 2001, the Company initiated a deferred compensation plan that permits certain members of management to defer portions of their compensation. The plan provides for Company matching contributions for certain amounts deferred by participants in the plan. All amounts deferred are held in a "Rabbi trust" and invested in stocks, bonds and other investments at the direction of the participants. For the year ended September 30, 2002, $12,000 of vested Company contributions have been charged to compensation expense. The Company has included in "deferred compensation" $74,000 at September 30, 2002, to reflect its liability under the plan. The Company has included in "Other assets" $100,000 at September 30, 2002, which represents the fair value of the assets in the plan.

Note 11--Litigation:

      The Company is subject to various claims and legal proceedings that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

Note 12--Recently Issued Accounting Standards:

      In June 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of SFAS No. 143 at the beginning of fiscal 2003. The Company is currently evaluating the impact that the adoption of this statement will have on its financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principals Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company will adopt the standard October 1, 2002, and expects that the adoption of SFAS No. 144 will have an immaterial effect on its consolidated financial statements.


                         14 Joule Inc. and Subsidiaries

      In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Standard supercedes the accounting guidance provided by Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Note 13--Retirement Plans:

      The Company maintains a defined contribution, 401(k) pension plan for substantially all its employees. The Company currently matches 25% of the employee's contribution of up to 6% of compensation, as defined. The Company's match is invested solely at the direction of the plan's participants. Total Company contributions for the years ended September 30, 2002, 2001 and 2000 were $125,000, $112,000 and $107,000, respectively.

Note 14--Selected Quarterly Financial Data (Unaudited)

      A summary of quarterly financial information for fiscal 2002 and 2001 is as follows (in 000's, except per share data):

                                     First      Second        Third      Fourth
                                    Quarter     Quarter      Quarter     Quarter
--------------------------------------------------------------------------------
2002:
Revenues                            $19,389    $ 17,404     $ 17,439     $18,564
Gross margin                          3,864       3,366        3,276       3,540
Net income (loss)                       116        (191)        (194)        107
Basic and diluted earnings
  (loss) per share                     0.03       (0.05)       (0.05)       0.03
--------------------------------------------------------------------------------
2001:
Revenues                            $18,524    $ 19,518     $ 19,891     $20,720
Gross margin                          3,592       3,744        4,068       4,192
Net income                               33          33          257         300
Basic and diluted earnings
  per share                            0.01        0.01         0.07        0.08


                         15 Joule Inc. and Subsidiaries

Independent Auditors' Report

The Stockholders and Board of Directors
Joule Inc.:

      We have audited the accompanying consolidated balance sheet of Joule Inc. and subsidiaries as of September 30, 2002 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of Joule Inc. as of September 30, 2001 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the years ended September 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated November 9, 2001.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Joule Inc. and subsidiaries as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed above, the 2001 and 2000 consolidated financial statements of Joule Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of October 1, 2001. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of Joule Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.


/s/ KPMG LLP
Short Hills, New Jersey
November 24, 2002


                         16 Joule Inc. and Subsidiaries

                                      JOULE

--------------------------------------------------------------------------------

                  1245 Route 1 South, Edison, New Jersey 08837

                                  732-548-5444
                                www.jouleinc.com